As confidentially submitted to the Securities and Exchange Commission on December 9, 2014
This draft registration statement has not been publicly filed with the Securities and
Exchange Commission and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________

FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

_____________________________

KORNIT DIGITAL LTD.
(Exact Name of Registrant as Specified in its Charter)

_____________________________

State of Israel (State or Other Jurisdiction of Incorporation or Organization)	3555 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

Kornit Digital Ltd.
12 Ha`Amal Street, Afek Park,
Rosh-Ha`Ayin 4809246, Israel
Tel: +972-3-908-5800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Kornit Digital North America Inc.
10541-10601 North Commerce Street
Mequon, WI 53092
(262) 518-0200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________

Copies of all correspondence to:

Colin J. Diamond, Esq Joshua G. Kiernan, Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 Tel: (212) 819-8200 Fax: (212) 354-8113	Clifford M. J. Felig, Adv. Aviv Avidan-Shalit, Adv. Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel Tel: +972-3-610-3100 Fax: +972-3-610-3111	David Goldschmidt, Esq. Phyllis G. Korff, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 Tel: (212) 735-3000 Fax: (212) 735-2000	Shachar Hadar, Adv. Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. One Azrieli Center Tel Aviv 67021, Israel Tel: +972-3-607-4444 Fax: +972-3-607-4470

_____________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

_____________________________

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary shares, par value NIS 0.01 per share	$	$

_________________

(1)   Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)   Includes ordinary shares that the underwriters may purchase pursuant to their option to purchase additional ordinary shares.

_____________________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated December 9, 2014

Preliminary Prospectus

Shares

Kornit Digital Ltd.

Ordinary Shares

_________________________

This is Kornit Digital Ltd.’s initial public offering. We are selling                    of our ordinary shares.

We expect the public offering price to be between $       and $        per share. Prior to this offering, there has been no public market for our ordinary shares. We intend to apply to have the ordinary shares listed on the NASDAQ Global Market under the symbol “KRNT.”

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

____________

(1)   See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional                ordinary shares from us, at the public offering price, less the underwriting discounts and commissions, for 30 days after the date of this prospectus.

We are an “emerging growth company” as defined under federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our ordinary shares involves risks that are described in the ‘‘Risk Factors’’ section beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. A representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on or about               , 2015.

_________________________

Barclays	Citigroup

The date of this prospectus is               , 2015.

Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus, and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy our ordinary shares in any circumstances under which such offer or solicitation is unlawful.

This prospectus includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and notes to those consolidated financial statements, before making an investment decision. Unless the context otherwise requires, all references to “Kornit,” “we,” “us,” “our,” “the Company” and similar designations refer to Kornit Digital Ltd. and its subsidiaries.

Our Company

We develop, design and market innovative digital printing solutions for the global printed textile industry. Our vision is to revolutionize this industry by facilitating the transition from analog processes that have not evolved for decades to digital methods of production that address contemporary supply, demand and environmental dynamics. We focus on the rapidly growing high throughput, direct-to-garment, or DTG, segment of the printed textile industry. Our solutions include our proprietary digital printing systems, ink and other consumables, associated software and value added services that allow for large scale printing of short runs of complex images and designs directly on finished garments. Our solutions are differentiated from other digital methods of production because they eliminate the need to pre-treat fabrics prior to printing, thereby offering custom decorators, online businesses, brand owners and contract printers the ability to digitally print high quality images and designs on a variety of fabrics in a streamlined and environmentally-friendly manner. When compared to analog methods of production, our solutions also significantly reduce production lead times and enable customers to more efficiently and cost-effectively produce smaller quantities of individually printed designs, thereby mitigating the risk of excess inventory, which is a significant challenge for the printed textile industry.

There are a number of trends within the global printed textile industry that we believe are resulting in greater demand for our solutions. Consumers are increasingly seeking to differentiate themselves by wearing customized and personalized garments with colorful and intricate images and designs. Brand owners and contract printers are seeking methods to shorten time to market and reduce production lead times in order to more efficiently and cost-effectively produce smaller runs of printed textiles and reduce the risk of excess inventory while concurrently meeting consumer demands. Simultaneously, regulatory bodies and consumers are increasingly focused on social responsibility and eco-friendly manufacturing, demanding that printed textile manufacturers reduce the negative environmental impact associated with the manufacturing of printed textiles. Our solutions address these trends by enabling our customers to print in a time efficient, cost-effective and environmentally friendly manner.

We have developed and offer a broad portfolio of differentiated digital printing solutions for the DTG market that provide solutions to challenges faced by participants in the global printed textile industry. Our DTG solutions utilize our patented wet-on-wet printing methodology that eliminates the common practice of separately coating and drying textiles prior to printing. This methodology also enables printing on a wide range of untreated fabrics, including cotton, wool, polyester, lycra and denim. Building on the expertise and capabilities we have accumulated throughout our history in developing and offering differentiated solutions for the DTG market, we are in the advanced stages of finalizing a digital printing solution aimed at another segment of the printed textile industry, the roll-to-roll, or R2R, market.

We were founded in 2002 in Israel, shipped our first system in 2005 and, as of September 30, 2014, had an installed base of over 1,200 systems globally. As of September 30, 2014, we had 254 employees located across four regions: Israel, the United States, Europe and the Asia Pacific region. For the fiscal year ended December 31, 2013, we generated revenues of $49.4 million, representing an increase of 26.1% over the prior fiscal year, and recorded net income of $1.1 million. In 2013, we generated 56.2% of our revenues from the Americas, 29.0% from EMEA and 14.8% from the Asia Pacific region. For the nine months ended September 30, 2014, we generated revenues of $47.5 million, representing a 38.9% increase compared to the nine months ended September 30, 2013, and recorded net income of $1.8 million. For the nine months ended September 30, 2014, we generated 54.1% of our revenues from the Americas, 29.3% from EMEA and 16.6% from the Asia Pacific region.

Industry Overview

The retail value of the global textile industry was over $1 trillion in 2013 and is projected to grow between 2% and 5% annually through 2018, according to a November 2014 report by InfoTrends, a provider of market intelligence on the digital imaging industry. The global printed textile industry represents a sub-segment of the global textile industry. The global printed textile industry involves printing on fabric rolls, finished garments and unsewn pieces of cut fabric at various stages along the value chain in the production of goods for the apparel, household, technical and display end markets.

According to a 2014 report by Smithers Pira, a provider of market intelligence on the printing industry, the vast majority of the 33 billion square meters of annual output of the global printed textile industry, which can be categorized into clothing, household, technical and display applications, is currently produced using analog printing methods, specifically screen printing, using carousels for printing on garments and rotary screen printers for printing on rolls of fabric. The Pira report estimates that digital printing produces 650 million square meters of output, representing approximately 2% of total annual global printed textile output. According to the Pira report, digital textile printing output is forecasted to grow at 20% per year for the foreseeable future. Within digital textile printing, clothing applications represent the greatest amount of digital printed textile output and are projected to grow at a faster rate than household, technical and display applications.

Our Solutions

Our solutions include a combination of proprietary digital textile printing systems, ink and other consumables and associated software as well as value added services. Our line of DTG systems offers a range of performance options depending on the needs of the customer. These options include the number and size of printing pallets, number of print heads, printing throughput and process ink colors, as well as other customizable features. We categorize our DTG systems into two groups that are focused on the high throughput segment of the DTG market.

•   Entry Level. Our entry level systems consist of our Breeze and Thunder systems. The Breeze and Thunder allow businesses to adopt digital technology with a limited upfront investment and use the same technology as our high throughput systems but with smaller garment printing areas and at lower throughput levels.

•   High Throughput. Our high throughput systems, which consist of our Avalanche family of systems, Storm II and Paradigm II, offer high throughput printing capabilities and are designed for customers who conduct large scale printing of small runs of a variety of images and designs.

Our ink and other consumables consist of our patented NeoPigment ink, proprietary binding agent, priming fluid, wiping fluid, and flushing fluid. Our pigment based inks are available in seven colors and are formulated for use exclusively in our systems. Our patented wet-on-wet printing methodology combines the use of pigments rather than dyes in conjunction with our proprietary binding agent, and enables us to print on a wide range of fabrics without the need for a separate pre-treatment process or system reconfiguration, resulting in minimal setup times for each run and high throughput levels. We are also investing in the development of new ink formulas for our new systems in order to expand the range of fabrics on which we can print and further improve the quality of our high resolution images and designs.

Our Competitive Strengths

The following are our key competitive strengths:

•   Leading player in fast-growing digital DTG printing market. We are a leading player in the fast-growing digital DTG printing market based on our sales and installed base of more than 1,200 systems globally. According to the Pira report, global revenue from digital textile printing equipment and ink is expected to grow at a 17% compound annual growth rate between 2014 and 2019. We believe that high throughput DTG and R2R applications in the textile printing market are positioned to grow at a rate greater than the 17% projected industry growth rate between 2014 and 2019, as estimated by the Pira report. The Pira report estimates that the DTG market has an addressable opportunity of five to 10 billion garments a year, with over 300,000 sites globally printing primarily t-shirts and other apparel.

•   Disruptive technology that enables our customers to adopt new or improve existing business models. Our digital printing solutions allow our customers to develop new or improve existing business models by enabling them to produce short to medium runs of high-quality customized garments efficiently. This facilitates online business models that manufacture on a “produce to order” basis and allows brand owners to produce garments in house.

•   Attractive business model. Our existing and growing installed base of systems results in recurring sales of ink and other consumables. Recurring sales of ink and other consumables have historically offered us visibility into a significant component of our results of operations. We believe that our recurring sales model also enables us to foster close customer relationships and allows us to provide value added services to our customers.

•   Robust intellectual property portfolio driven by an innovation-based culture. Our intellectual property portfolio reflects over a decade of significant investments in digital textile printing, which we believe creates significant barriers to entry.

•   Extensive product portfolio and strong new product pipeline. Our DTG systems are suited for smaller commercial operators with limited budgets, as well as mass producers with mature operations and complex needs. In addition, we plan to introduce two new solutions to market: the Allegro, a one-step, integrated R2R printing and drying system, and the Vulcan, a cost-effective digital substitution for carousel screen printing.

•   Environmentally friendly printing processes. A significant portion of global industrial water pollution comes from textile treatment and dyeing. Our printing process eliminates the need for separate pre-treatment, as well as steaming, washing or rinsing of textiles during the printing process, which leads to a significant reduction in water consumption compared to conventional printing methods.

•   Experienced management team. We believe that our management teams’ industry expertise, long history with our company and extensive experience in running global publicly traded companies will enable us to execute our growth strategy.

Our Strategy

The following are the key elements of our growth strategy:

•   capitalize on continued growth of the digital DTG market;

•   focus on fast-growing web-to-print businesses;

•   drive adoption of digital DTG printing solutions by customers who primarily use screen printing carousels; and

•   extend our technological leadership through ongoing research and development and continuing to introduce new products.

Risks

Investing in our ordinary shares involves risks. You should carefully consider the risks described in “Risk Factors” section beginning on page 9 before making a decision to invest in our ordinary shares. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•   If the market for digital textile printing does not develop as we anticipate, our sales may not grow as quickly as expected and our share price could decline.

•   If our customers use alternative ink or other consumables in our systems, our gross margin could decline significantly, and our business could be harmed.

•   Our failure to compete successfully could cause our revenues and demand for our solutions to decline.

•   A significant portion of our sales is concentrated among two of our independent distributors and our business would be adversely affected by a decline in sales by, or the loss of, either of these independent distributors.

•   Our quarterly results of operations have fluctuated in the past and may fluctuate in the future due to variability in our revenues.

•   If our relationships with suppliers, especially with single source suppliers of components, were to terminate, our business could be harmed.

•   If we cannot successfully market our systems to major brand owners and fashion designers, our future growth and prospects could be harmed.

•   Disruption of operations at our manufacturing site or those of third-party manufacturers could prevent us from filling customer orders on a timely basis.

•   We may not be able to introduce new systems or other technological enhancements to the market on the timescales that we project.

•   Our Allegro system, which we expect to launch commercially in the next 18 months, may not achieve market acceptance or gain adequate market share.

Our Principal Shareholder

Following the closing of this offering, entities affiliated with Fortissimo Capital Fund II (Israel) L.P. will beneficially own          % of our outstanding shares in the aggregate (or           % if the underwriters exercise in full their option to purchase additional shares). Following the closing of this offering, we will not be a party to and are not otherwise aware of any voting agreement among our shareholders. For further information about the ownership of our ordinary shares following this offering, see “Principal Shareholders.”

Our Corporate Information

We were incorporated under the laws of the State of Israel on January 16, 2002. Our principal executive offices are located at 12 Ha’Amal Street, Rosh Ha’Ayin 4809246, Israel, and our telephone number is +972-3-908-5800. Our website address is www.kornit.com. The information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes. Our agent for service of process in the United States is Kornit Digital North America Inc., located at 10541-10601 North Commerce Street, Mequon, Wisconsin 53092, and its telephone number is (262) 518-0200.

Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. The “Kornit Digital” design logo and other trademarks or service marks of Kornit Digital Ltd. appearing in this prospectus are the property of Kornit Digital Ltd. We have several other registered trademarks, service marks and pending applications relating to our solutions. Although we have omitted the “®” and “™” trademark designations for such marks in this prospectus, all rights to such trademarks are nevertheless reserved. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

The Offering

Ordinary shares we are offering	ordinary shares (or if the underwriters exercise in full their option to purchase additional ordinary shares)

Ordinary shares to be outstanding immediately after this offering	ordinary shares (or if the underwriters exercise in full their option to purchase additional ordinary shares)

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $               million, or $               million if the underwriters exercise in full their option to purchase additional ordinary shares, based on an assumed initial public offering price of $          , the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, sales and marketing activities, research and development, and general and administrative matters. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we are not currently a party to, or involved with, discussions regarding any material acquisition that is probable. See “Use of Proceeds” on page 27 for additional information.

Risk factors

Investing in our ordinary shares involves a high degree of risk and purchasers of our ordinary shares may lose part or all of their investment. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Proposed NASDAQ Global Market symbol	We intend to apply to have our ordinary shares listed on the NASDAQ Global Market under the symbol “KRNT.”

Unless otherwise indicated, the number of ordinary shares to be outstanding after this offering is based on 3,296,450 ordinary shares outstanding as of November 30, 2014 assuming the conversion of all outstanding Series A-1 preferred shares into an equal number of ordinary shares and excludes 402,149 ordinary shares reserved for issuance under our equity incentive plans in respect of which, as of September 30, 2014, we had outstanding options to purchase 333,932 ordinary shares at a weighted average exercise price of $8.96 per share.

Unless otherwise indicated, all information in this prospectus:

•   reflects the conversion of all outstanding Series A-1 preferred shares into an equal number of ordinary shares which will occur immediately prior to the closing of this offering;

•   assumes an initial public offering price of $          per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus;

•   assumes no exercise by the underwriters of their option to purchase up to an additional          ordinary shares from us;

•   gives effect to the adoption of our amended and restated articles of association prior to the closing of this offering, which will replace our articles of association currently in effect;

•   reflects a 10-for-1 share split effected on May 24, 2012 by means of a share dividend of nine ordinary shares or Series A-1 preferred shares for each ordinary share or Series A-1 preferred shares, respectively, then outstanding; and

•   reflects a further          -for-          share split effected on          by means of a share dividend of          ordinary shares for each ordinary share then outstanding.

Summary Consolidated Financial Data

The following tables set forth our summary consolidated financial data. You should read the following summary consolidated financial data in conjunction with, and it is qualified in its entirety by reference to, our historical financial information and other information provided in this prospectus, including “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

The summary consolidated statements of income data for the years ended December 31, 2012 and 2013 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary consolidated statements of income data for the nine months ended September 30, 2013 and 2014 and the summary consolidated balance sheet data as of September 30, 2014 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The historical results set forth below are not necessarily indicative of the results to be expected in future periods. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands, except share amounts and per share data)
Consolidated Statements of Income:
Revenues	$39,167	$49,395	$34,185	$47,495
Cost of revenues(1)	22,741	27,953	19,652	26,855
Gross profit	16,426	21,442	14,533	20,640
Operating expenses:
Research and development(1)	4,839	7,443	4,878	6,851
Sales and marketing(1)	4,668	7,734	5,357	7,569
General and administrative(1)	3,092	3,278	2,366	3,716
Total operating expenses	12,599	18,455	12,601	18,136
Operating income	3,827	2,987	1,932	2,504
Finance expenses, net	285	460	333	199
Income before taxes on income	3,542	2,527	1,599	2,305
Taxes on income	1,228	1,393	1,013	476
Net income	$2,314	$1,134	$586	$1,829
Net earnings per ordinary share(2)
Basic	$1.69	$0.83	$0.43	$1.34
Diluted	$1.57	$0.75	$0.39	$1.18
Weighted average number of ordinary shares used in computing income per ordinary share(2)
Basic	1,366,310	1,366,310	1,366,310	1,368,565
Diluted	1,472,521	1,507,690	1,506,672	1,547,013
Pro forma net earnings per ordinary share(3)
Basic		$0.34		$0.56
Diluted		$0.33		$0.53
Weighted average number of ordinary shares used in computing pro forma income per ordinary share(3):
Basic		3,293,450		3,295,705
Diluted		3,434,830		3,474,153

	As of September 30, 2014
	Actual	Pro forma as adjusted(4)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,273
Working capital(5)	14,799
Total assets	32,096
Total long-term liabilities	1,978
Total shareholders’ equity	17,799

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands)
Supplemental Financial Data:
Adjusted EBITDA(6)	$4,690	$4,281	$2,915	$4,021

___________________

(1)  Includes share-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands)
Share-based Compensation Expense:
Cost of revenues	$10	$11	$8	$59
Research and development	13	21	14	43
Sales and marketing	36	66	50	122
General and administrative	18	28	20	289
Total share-based compensation expense	$77	$126	$92	$513

(2)  Basic and diluted net earnings per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period. For additional information, see notes 2w and 10 to our consolidated financial statements included elsewhere in this prospectus.

(3)  Pro forma basic and diluted net earnings per ordinary share and pro forma weighted average shares outstanding assumes the conversion of all of our outstanding Series A-1 preferred shares into ordinary shares, which will occur upon the closing of this offering, but does not give effect to the issuance of ordinary shares in connection with this offering. For additional information on the conversion of the Series A-1 preferred shares, see note 2d to our consolidated financial statements included elsewhere in this prospectus.

(4)  Pro forma as adjusted gives effect to (a) the conversion into ordinary shares of all of our outstanding Series A-1 preferred shares, (b) the issuance and sale of          ordinary shares in this offering at an assumed initial public offering price of $          per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (c) a one-time payment in the aggregate amount of $        to our sponsor, Fortissimo Capital, in connection with the termination of our existing management services agreement with them.

(5)  Working capital is defined as total current assets minus total current liabilities.

(6)  The following table reconciles net income to Adjusted EBITDA for the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$2,314	$1,134	$586	$1,829
Finance expenses, net	285	460	333	199
Taxes on income	1,228	1,393	1,013	476
Depreciation and amortization	786	1,168	891	1,004
Share-based compensation expense	77	126	92	513
Adjusted EBITDA	$4,690	$4,281	$2,915	$4,021

Adjusted EBITDA is a non-GAAP measure defined as net income before finance expenses, net (including foreign exchange gains and losses), income taxes, depreciation and amortization, and share-based compensation for a given period. Adjusted EBITDA is not a measure of our financial performance under U.S. GAAP and should not be considered an alternative to net income or any other performance measures derived in accordance with U.S. GAAP. Accordingly, you should consider Adjusted EBITDA along with other financial performance measures, including net income, and our financial results presented in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate Adjusted EBITDA differently or not at all, which reduces its usefulness as a comparative measure. We understand that although Adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•   Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•   Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and

•   Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

We believe that Adjusted EBITDA is a useful measure for analyzing the performance of our core business because it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than the euro (affecting finance expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense) and share-based compensation expense (because it is a non-cash expense).

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, in addition to the other information set forth in this prospectus, including the consolidated financial statements and the related notes included elsewhere in this prospectus, before purchasing our ordinary shares. If any of the following risks actually occur, our business, financial condition, cash flows, and results of operations could be materially adversely affected. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks Related to Our Business and Our Industry

If the market for digital textile printing does not develop as we anticipate, our sales may not grow as quickly as expected and our share price could decline.

The global printed textile industry is currently dominated by analog printing processes, the most common of which are screen printing and carousel printing. If the global printed textile industry does not more broadly accept digital printing as an alternative to analog printing, our revenues may not grow as quickly as expected, or may decline, and our share price could suffer. Widespread adoption of digital textile printing depends on the willingness and ability of businesses in the printed textile industry to replace their existing analog printing systems with digital printing systems. These businesses may decide that digital printing processes are less reliable, less cost-effective, of lower quality, or otherwise less suitable for their commercial needs than analog printing processes. For example, screen printing currently tends to be faster and less expensive than digital printing on a cost per print basis for larger production runs. Even if businesses are persuaded as to the benefits of digital printing, we do know whether potential buyers of digital printing systems will delay their investment decisions. As a result, we may not correctly estimate demand for our solutions, which could cause us to fail to meet customer needs in a timely manner or fail to take advantage of economies of scale in the production of our solutions.

If our customers use alternative ink or other consumables in our systems, our gross margin could decline significantly, and our business could be harmed.

Our business model benefits significantly from recurring sales of our ink and other consumables for our existing and growing installed base of systems. Third parties sell, and purchasers of our systems can seek to buy, alternative versions of our ink or other consumables. We are aware of a small number of instances in which customers are using such third party inks in our systems. These third-party ink and other consumables may be less expensive or otherwise more appealing to our customers than our ink and other consumables. Significant sales of third-party inks and other consumables to our customers could adversely impact our revenues and would have a more significant effect on our gross margins and overall profitability.

Given the sensitivity of our systems and, in particular, print heads to lower quality ink, which may cause our print heads to clog or otherwise malfunction, our systems operate at the highest throughput level only when using our ink and other consumables in order to protect them from damage. In addition, since we are unable to control the impact of third-party inks, their use voids the warranty that comes with our systems. We have also sought to protect the proprietary technology underlying our ink through patents and other forms of intellectual property protections. These steps that we have taken to ensure the smooth operation of our systems and our ability to fully invoke all our intellectual property rights may be challenged. Any reduction in our ability to market and sell our ink and other consumables for use in our systems may adversely impact our future revenues and our overall profitability.

Our failure to compete successfully could cause our revenues and demand for our solutions to decline.

The principal competition for our digital printing systems comes from manufacturers of screen printing systems.  Our principal competitor in the high throughput digital direct-to-garment, or DTG, market is Aeoon Technologies GmbH. We also face competition from Brother International Corporation, Seiko Epson Corporation and a number of smaller competitors with respect to our entry level systems. Some of our current and potential competitors have larger overall installed bases of customers, longer operating histories and greater name recognition than we have. In addition, many of these competitors have greater sales and marketing resources, more advanced manufacturing operations, broader distribution channels and established relationships with channel partners, and greater customer support resources than we have. Current and future competitors may be able to respond more quickly to changes in customer demands and devote greater resources to the development, promotion and sale of their printers and ink and other consumables than we can. Our current and potential competitors may also develop and market new technologies that render our existing solutions unmarketable or less competitive. In addition, if these competitors develop products with similar or superior functionality to our solutions at prices comparable to or lower than ours, we may be forced to decrease the prices of our solutions in order to remain competitive, which could reduce our gross margins.

A significant portion of our sales is concentrated among two of our independent distributors and our business would be adversely affected by a decline in sales by, or the loss of, either of these independent distributors.

We are subject to revenue concentration with respect to two of our independent distributors. In 2013 and during the nine months ended September 30, 2014, Hirsch International Corporation and SPSI, Inc., both distributors in the United States, accounted for 20% and 24% of our revenues in each such period, respectively, in the case of Hirsch, and 13% and 16% of our revenues in each such period in the case of SPSI, respectively. We have entered into non-exclusive distributor agreements with each of these distributors with a term that ends in April 2017 subject to automatic renewal for successive one-year periods unless one party notifies the other party that it does not wish to renew the agreement. These distributors may fail to devote the same level of attention to our solutions as they currently do, elect to distribute competitors’ products or be less successful than distributors of competitors’ products in their territories and, as a result, sales of our solutions may suffer. In addition, our relationships with these distributors could be terminated with little or no notice if these distributors become subject to bankruptcy or other similar proceedings or otherwise become unable or unwilling to continue their business relationship with us and we may not be able to find qualified and successful replacements for our distributors in a timely manner. Due to the concentration of our revenues with these distributors, any such event could have a material adverse effect on our results of operations. Additionally, a default by one or more independent distributors that has a significant receivables balance could harm our financial condition.

Our quarterly results of operations have fluctuated in the past and may fluctuate in the future due to variability in our revenues.

Our revenues and other results of operations have fluctuated from quarter to quarter in the past and could continue to fluctuate in the future. Our revenues depend in part on the sale and delivery of our systems, and we cannot predict with certainty when sales transactions for our systems will close or when we will be able to recognize the revenues from such sales, which generally occurs upon delivery and installation of our systems. Customers that we expect to purchase our systems may delay doing so due to a change in their priorities or business plans, including as a result of adverse general economic conditions that may disproportionately impact the ability of the small businesses that constitute a significant portion of our customer base to expend capital or access financing sources. Such conditions could also force us to reduce our prices or limit our ability to profit from economies of scale, which could harm our gross margins. As a result of these factors, we may fail to meet market expectations for any given quarter if sales that we expect for that quarter are delayed until subsequent quarters. Moreover, the closing of an especially large transaction in a particular quarter may make it more difficult for us to meet market expectations in subsequent quarters, and our failure to close a large transaction in a particular quarter could adversely impact our revenues for that quarter.

In addition, while we recently started implementing a means of collecting real time data about our customers’ consumption of ink and other consumables when using our systems, we have thus far done so only to a limited extent and, accordingly, our ability to predict consumption is limited. Our customers generally purchase our ink and other consumables on an as-needed basis, and delays in making such purchases by a number of customers could result in a meaningful shift of revenues from one quarter to the next. Moreover, because ink and other consumables have a shelf life of up to 12 months, we typically maintain inventories of ink and other consumables sufficient to cover our average sales for one quarter. These inventories may not match customers’ demands for any given quarter, which could cause shortages or excesses in our inventory of ink and other consumables and result in fluctuations of our quarterly revenues. These inventory requirements may also limit our ability to profit from economies of scale in the production and marketing of our ink and other consumables.

Furthermore, we base our current and future expense levels on our revenue forecasts and operating plans, and our expenses are relatively fixed in the short term, due in part to long lead times required for ordering certain components of our systems and ordering assembly of our systems by third-party manufacturers. Accordingly, we would likely not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues during a particular quarter, and even a relatively small decrease in revenues could disproportionately and adversely affect our financial results for that quarter. The variability and unpredictability of these and other factors could result in our failing to meet financial expectations for a given period.

If our relationships with suppliers, especially with single source suppliers of components, were to terminate, our business could be harmed.

We maintain an inventory of parts to facilitate the timely assembly of our systems, production of our ink and other consumables, and servicing our installed base. Most components are available from multiple suppliers, although certain components used in our systems and ink, such as our print heads and emulsion, are only available from single or limited sources as described below.

•   The print heads for our systems are supplied by a sole supplier, FujiFilm Dimatix, Inc., or FDMX. We entered into an agreement with FDMX in 2006, pursuant to which FDMX sells us certain off-the-shelf print heads and additional products, including ink, all of which FDMX regularly sells to providers of inkjet systems. The agreement renews automatically for successive one-year periods, but FDMX or we can terminate the agreement upon 90 days’ notice prior to the end of the current term, which currently ends on January 5, 2016. Our agreement further provides that FDMX may, at its option, discontinue products supplied under the agreement, provided that we are given 180 days’ notice of the planned discontinuance and are provided with an end of life purchase program.

•   The emulsion used in our ink is supplied by BG Bond, a subsidiary of Ashtrom Ltd., a large Israeli industrial company. We currently purchase the emulsion on a purchase order basis.

The loss of either of these suppliers, or of a supplier for which there are limited other sources, could result in the delay of the manufacture and delivery of our systems. In order to minimize the risk of any impact from a disruption or discontinuation in the supply of print heads, emulsion or other components from limited source suppliers, we maintain an additional inventory of such components, in addition to the end of life purchase program that would be available to us if the products we purchase from FDMX were discontinued. Nevertheless, such inventory may not be sufficient to enable us to continue supplying our products should we need to locate and qualify a new supplier.

Other risks stemming from our reliance on suppliers include:

•   if we experience an increase in demand for our solutions, our suppliers may be unable to provide us with the components that we need in order to meet that increased demand;

•   our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements;

•   we may experience production delays related to the evaluation and testing of products from alternative suppliers;

•   we may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;

•   we or our suppliers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of our systems; and

•   fluctuations in demand for components that our suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner.

If any of these risks materialize, the costs associated with developing alternative sources of supply or assembly in a timely manner could have a material adverse effect on our ability to meet demand for our solutions. Our ability to generate revenues could be impaired, market acceptance of our solutions could be adversely affected, and customers may instead purchase or use alternative products. We may not be able to find new or alternative components of a requisite quality or reconfigure our systems and manufacturing processes in a timely manner if the necessary components become unavailable. As a result, we could incur increased production costs, experience delays in the delivery of our solutions and suffer harm to our reputation, which may have an adverse effect on our business and results of operations.

If we cannot successfully market our systems to major brand owners and fashion designers, our future growth and prospects could be harmed.

A key element of our strategy for growing our business is to market and sell digital printing systems to contract printers that serve major textile brand owners and fashion designers. Accordingly, we are investing in efforts to educate leading textile brand owners and fashion designers about the potential benefits of digital textile printing. Although we have successfully marketed our systems to online businesses and custom decorators, we have limited experience marketing our systems to brand owners and fashion designers. If our efforts to expand awareness of our systems do not succeed or do not influence major brand owners and fashion designers to adopt our digital printing technologies, or if there is a significant reduction in the popularity of printed textiles, especially those that are customized or personalized, among the consumers to whom such brand owners and fashion designers cater, our future growth and prospects could suffer.

Disruption of operations at our manufacturing site or those of third-party manufacturers could prevent us from filling customer orders on a timely basis.

We manufacture our ink and other consumables at our facility in Kiryat Gat, Israel. We also rely on contract manufacturing services provided by ITS Industrial Techno Logic Solutions Ltd. in Israel to assemble the majority of our systems and receive contract manufacturing services from IFAT Technologies Ltd. with respect to certain of our systems. We expect that almost all of our revenues in the near term will be derived from the systems and ink and other consumables manufactured at these facilities. If operations in any of these facilities were to be disrupted due to a major equipment failure or power failure lasting beyond the capabilities of backup generators or other events outside of our reasonable control, our manufacturing capacity could be shut down for an extended period, we could experience a loss of raw materials or finished goods inventory and our ability to operate our business would be harmed. In addition, in any such event, the repair or reconstruction of our or our third-party manufacturers’ manufacturing facilities and storage facilities could take a significant amount of time. During this period, we or our third-party manufacturers would be unable to manufacture some or all of our systems or we may not be able to produce our ink and other consumables. In addition, we currently have only a limited inventory of our systems and ink and other consumables that we can supply to our customers in the event that our manufacturing is disrupted.

We may not be able to introduce new systems or other technological enhancements to the market on the timescales that we project.

Our growth plan includes the introduction of new systems. For example, we are seeking to penetrate the roll-to-roll, or R2R, market with the commercial launch of our Allegro system, which is targeted to occur within the next 18 months. We are also seeking to expand our presence in the industrial market with the commercial launch of our Vulcan system, which is targeted to occur within the next 24 months. The process of developing new or improved solutions is expensive, complex and involves uncertainties. The success of new or improved solutions depends on several factors, including appropriate component and raw materials costs, timely completion and introduction, reliability and stability, differentiation of new or improved solutions, and market acceptance. There can be no assurance that we will be successful in developing and marketing our new or improved solutions in a timely manner or that our new or improved solutions will adequately address market demands. Furthermore, we may experience unanticipated delays in the availability of new or improved solutions, and may fail to meet customer expectations with respect to the timing of such availability.

Our Allegro system, which we expect to launch commercially in the next 18 months, may not achieve market acceptance or gain adequate market share.

Our Allegro system, which is currently in beta testing, is our first R2R printing system. Although the Allegro is based on the technology used in our DTG printing systems and we have experience in marketing our systems and ink and other consumables to the DTG printing market, the Allegro is our first R2R system. The market for digital R2R printers is more mature than the market for digital DTG printers, and we expect to face significant competition from major textile printer and ink manufacturers in the R2R market, such as MS Printing Solutions SRL, Reggiani Macchine S.P.A., and Durst Phototechnik AG. In addition, we expect to focus marketing efforts for our R2R systems towards customers with more capital-intensive operations, such as fabric converters, who source large quantities of fabric and convert untreated fabrics into finished materials to be sold to garment and home décor manufacturers. This differs from the customer base that we currently serve in the DTG market. We cannot ensure that the significant investments that we have made in distribution, sales and customer service teams in preparation for the launch of the Allegro will enable us to market, sell and distribute the Allegro as planned. Market acceptance of the Allegro will depend on, among other things, the system demonstrating a real advantage over existing printers, the success of our sales and marketing teams in creating awareness of the Allegro, the sales price of the Allegro relative to alternative printers, customer recognition of the value of our technology, the effectiveness of our marketing campaigns, and the general willingness of potential customers to try new technologies. In the event that we are unable to achieve market acceptance of the Allegro, our growth and future prospects may be adversely affected.

If we fail to effectively manage our growth, our business and operations will be negatively affected, and as we invest in the growth of our business, our operating and net profit margins could decline in the near-term.

We have experienced significant growth in a relatively short period of time and intend to continue to grow our business. Our revenues grew from $39.2 million in 2012 to $49.4 million in 2013 and from $34.2 million in the nine months ended September 30, 2013 to $47.5 million in nine months ended September 30, 2014. Our headcount increased from 109 as of December 31, 2011 to 254 as of September 30, 2014, and during such period we hired our current Chief Executive Officer and Chief Financial Officer. We plan to hire additional employees in 2015 across all areas of our company. Our rapid growth has placed significant demands on our management, sales and operational and financial infrastructure, and our growth will continue to place significant demands on these resources. Further, in order to manage our future growth effectively, and in connection with our transition to a public company, we must continue to improve and expand our IT and financial infrastructure, operating and administrative systems and controls and efficiently manage headcount, capital and processes. We may not be able to successfully implement these improvements in a timely or efficient manner, and our failure to do so may materially impact our projected growth rate.

We are subject to extensive environmental, health and safety laws and regulations which, if not met, could have a material adverse effect on our business, financial condition and results of operations.

Our manufacturing and development facilities use chemicals and produce waste materials, which require us to hold business licenses that may include conditions set by the Ministry of Environmental Protection for the operations of such facilities. We are also subject to extensive environmental, health and safety laws and regulations governing, among other things, the use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, air, water and ground contamination, air emissions and the cleanup of contaminated sites.  These laws and regulations could potentially require the expenditure of significant amounts for compliance and/or remediation. If we fail to comply with such laws or regulations, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of our toxin permit, business permits, or other permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury, including exposure to hazardous substances that we use, store, handle, transport, manufacture or dispose of, or property damage. Some environmental, health and safety laws and regulations allow for strict, joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a potentially responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations. Environmental, health and safety laws and regulations may also change from time to time. Complying with any new requirements may involve substantial costs and could cause significant disruptions to our research, development, manufacturing, and sales.

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel, the Euro and other non-U.S. currencies may negatively affect our earnings.

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels. As a result, we are exposed to the risk that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, although the dollar appreciated against the shekel in 2011, the rate of devaluation of the dollar against the shekel was 2.3% and 7.0% in 2012 and 2013, respectively, which was compounded by inflation in Israel at a rate of 1.6% and 1.8%, respectively. If the dollar cost of our operations increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future, or if our hedging arrangements fail to cover long-term changes in exchange rates.

Our business could suffer if we are unable to attract and retain key employees.

Our success depends upon the continued service and performance of our senior management and other key personnel. Our senior executive team is critical to the management of our business and operations, as well as to the development of our strategies. The loss of the services of any of these personnel could delay or prevent the continued successful implementation of our growth strategy, or our commercialization of new applications for our systems and ink and other consumables, or could otherwise affect our ability to manage our company effectively and to carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in our industry. There can be no assurance that we will be able to continue to retain such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, sales, managerial and finance personnel. We compete to attract qualified personnel, and, in some jurisdictions in which we operate, the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to lawsuits from their former employers. While we attempt to provide competitive compensation packages to attract and retain key personnel, some of our competitors have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees for our research and development operations on acceptable terms, we may not be able to continue to develop and commercialize our solutions or new applications for our existing systems. Further, any failure to effectively integrate new personnel could prevent us from successfully growing our company.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s trade secrets or other intellectual property.

We may need substantial additional capital in the future, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our pipeline products or intellectual property. If additional capital is not available, we may have to delay, reduce or cease operations.

Although we believe our cash flows from operating activities, our existing cash resources, available credit lines and the net proceeds to us from this offering will be sufficient to meet our currently anticipated cash requirements through the next 12 months based on our current business plan, we may seek additional funding in the future. This funding may consist of equity offerings, debt financings or any other means to expand our sales and marketing capabilities, develop our future solutions or pursue other general corporate purposes. Securing additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to market our current solutions and develop and sell future solutions. Additional funding may not be available to us on acceptable terms, or at all.

To the extent that we raise additional capital through, for example, the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline.

If we are unable to raise additional capital when required and on acceptable terms, we may be required to delay, scale back or discontinue the development, manufacturing scale-up or commercialization of our current and future solutions, which would have a material adverse effect on our business, operating results and prospects and on our ability to develop our solutions.

We have a significant presence in international markets and plan to continue to expand our international operations, which exposes us to a number of risks that could affect our future growth.

We have a worldwide sales, marketing and support infrastructure that is comprised of independent distributors and value added resellers, and our own personnel resulting in a sales, marketing and support presence in over 100 countries, including markets in North America, Western and Eastern Europe, the Asia Pacific region and Latin America. We expect to continue to increase our sales headcount, our applications development headcount, our field support headcount, our marketing headcount and our engineer headcount and, in some cases, establish new relationships with distributors, particularly in markets where we currently do not have a sales or customer support presence. As we continue to expand our international sales and operations, we are subject to a number of risks, including the following:

•   greater difficulty in enforcing contracts and accounts receivable collection, as well as longer collection periods;

•   increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

•   fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

•   greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

•   general economic and political conditions in these foreign markets;

•   economic uncertainty around the world, including continued economic uncertainty as a result of sovereign debt issues in Europe and Latin America;

•   management communication and integration problems resulting from cultural and geographic dispersion;

•   risks associated with trade restrictions and foreign legal requirements, including the importation, certification, and localization of our solutions required in foreign countries, such as high import taxes in Brazil and other Latin American markets where we sell our products;

•   greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

•   the uncertainty of protection for intellectual property rights in some countries;

•   greater risk of a failure of employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act (FCPA), and any trade regulations ensuring fair trade practices; and

•   heightened risk of unfair or corrupt business practices in certain regions and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

Any of these risks could adversely affect our international operations, reduce our revenues from outside the United States or increase our operating costs, adversely affecting our business, results of operations and financial condition and growth prospects. There can be no assurance that all of our employees and channel partners will comply with the formal policies we have and will implement, or applicable laws and regulations. Violations of laws or key control policies by our employees and channel partners could result in delays in revenue recognition, financial reporting misstatements, fines, penalties or the prohibition of the importation or exportation of our software and services and could have a material adverse effect on our business and results of operations.

If we are unable to obtain patent protection for our solutions or otherwise protect our intellectual property rights, our business could suffer.

The success of our business depends on our ability to protect our proprietary technology, brand owners and other intellectual property and to enforce our rights in that intellectual property. We attempt to protect our intellectual property under patent, trademark, copyright and trade secret laws, and through a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection.

As of December 1, 2014, we owned seven issued patents in the United States and five provisional or pending U.S. patent applications. We also had 10 patents issued in non-U.S. jurisdictions, and two pending Patent Cooperation Treaty patent applications, which are counterparts of our U.S. patent applications. The non-U.S. jurisdictions in which we have issued patents are China, the European Union, Hong Kong and Japan. We may file additional patent applications in the future. The process of obtaining patent protection is expensive, time-consuming, and uncertain, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others through administrative processes or litigation resulting in patent claims being narrowed, invalidated, or unenforceable. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers, including third-party manufacturers of our systems and components, that develop intellectual property included in our systems) to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

In addition to patents, we rely on trade secret rights, copyrights, trademarks, and other rights to protect our proprietary intellectual property and technology. Despite our efforts to protect our proprietary intellectual property and technology, unauthorized parties, including our employees, consultants, service providers or customers, may attempt to copy aspects of our solutions or obtain and use our trade secrets or other confidential information. We generally enter into confidentiality agreements with our employees, consultants, service providers, vendors, channel partners and customers, and generally limit access to and distribution of our proprietary information and proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology. We cannot assure you that the steps taken by us will prevent misappropriation of our intellectual property or technology or infringement of our intellectual property rights. In addition, the laws of some foreign countries where we sell or distribute our solutions do not protect intellectual property rights and technology to the same extent as the laws of the United States, and these countries may not enforce these laws as diligently as government agencies and private parties in the United States. Based on the 2013 report on intellectual property rights protection and enforcement published by the Office of the United States Trade Representative, such countries included Ukraine (designated a priority foreign country) and Chile, China, India, Indonesia, Russia and Thailand (designated as priority watch list countries). We also license in certain software components from third parties and use certain open source software in the operation of our business. If we were to lose our rights to use such software, we may have to create or license replacement software.

If we are unable to protect our trademarks from infringement, our business prospects may be harmed.

We own trademarks that identify “Kornit” and “NeoPigment” among others, and have registered these trademarks in certain key markets. Although we take steps to monitor the possible infringement or misuse of our trademarks, third parties may violate our trademark rights. Any unauthorized use of our trademarks could harm our reputation or commercial interests. In addition, efforts to enforce our trademarks may be expensive and time-consuming, and may not effectively prevent infringement.

We may incur substantial costs responding to third-party claims of intellectual property infringement.

We may in the future be subject to claims that we have infringed third-party intellectual property rights. Intellectual property disputes can be costly and disruptive to our business operations by diverting the attention and energies of management and key technical personnel, and by increasing our costs of doing business. We may not prevail in any such dispute or litigation, and an adverse decision in any legal action involving intellectual property rights could harm our intellectual property rights and the value of any related technology.

Adverse outcomes in intellectual property disputes could:

•   require us to redesign our technology or force us to enter into costly settlement or license agreements on terms that are unfavorable to us;

•   prevent us from manufacturing, importing, using, or selling some or all of our solutions;

•   disrupt our operations or the markets in which we compete;

•   impose costly damage awards; and

•   require us to indemnify our distributors and customers.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Recent decisions by the Committee (which have been upheld by the Israeli Supreme Court on appeal) have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. However, a recent decision by the Committee held that such right can be waived by the employee. The Committee further held that an explicit reference to the waived right is not necessary in every circumstance in order for the employee’s waiver of such right to be valid. Such waiver can be formalized in writing or orally or be implied by the actions of the parties in accordance with the rules of interpretation of Israeli contract law. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such assignment beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions.

Undetected defects in the design or manufacturing of our products may harm our business and results of operations.

Our systems, ink and other consumables, and associated software may contain undetected errors or defects when first introduced or as new versions are released. We have experienced these errors or defects in the past during the introduction of new systems and system upgrades. We expect that these errors or defects will be found from time to time in new or enhanced systems after commencement of commercial distribution or upon software upgrades. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineers from our product development and customer service efforts and harm our reputation. We may experience a delay in revenue recognition or collection of due payments from relevant customers as a result of our systems’ inability to meet agreed performance metrics. In addition, the use of third-party inks may harm the operation of our systems and reduce customer satisfaction with them, which could harm our reputation and adversely affect sales of our systems. We may also be subject to liability claims for damages related to system errors or defects. Although we carry insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted against us. Any product liability claim brought against us could force us to incur significant expenses, divert management time and attention, and harm our reputation and business. In addition, costs or payments made in connection with warranty and product liability claims and system recalls could materially affect our financial condition and results of operations.

We may acquire other businesses, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

As part of our business strategy and in order to remain competitive, we may acquire or make investments in complementary companies, products or technologies. However, we have not made any acquisitions to date, and as a result, our ability as an organization to acquire and integrate other companies, products or technologies in a successful manner is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenues and results of operations may be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our ordinary shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

Risks Related to Our Ordinary Shares and the Offering

There has been no prior public market for our ordinary shares, and an active trading market may not develop.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your ordinary shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your ordinary shares. An inactive market may also impair our ability to raise capital by selling our ordinary shares and may impair our ability to acquire other companies by using our ordinary shares as consideration.

Our share price may be volatile, and you may lose all or part of your investment.

The initial public offering price for the ordinary shares sold in this offering will be determined by negotiation between us and representatives of the underwriters. This price may not reflect the market price of our ordinary shares following this offering and the price of our ordinary shares may decline. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•   actual or anticipated variations in our and/or our competitors’ results of operations and financial condition;

•   variance in our financial performance from the expectations of market analysts;

•   announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•   changes in the prices of our solutions;

•   our involvement in litigation;

•   our sale of ordinary shares or other securities in the future;

•   market conditions in our industry;

•   changes in key personnel;

•   the trading volume of our ordinary shares;

•   changes in the estimation of the future size and growth rate of our markets; and

•   general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

Future sales of our ordinary shares could reduce the market price of our ordinary shares.

If our existing shareholders, particularly our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Substantially all of our shares outstanding prior to this offering and our shares issuable upon the exercise of options are subject to lock-up agreements with the underwriters that restrict the ability of their holders to transfer such shares for 180 days after the date of this prospectus. Consequently, upon expiration of the lock-up agreements, an additional approximately                    outstanding ordinary shares and          shares underlying vested options will be eligible for sale in the public market of which approximately          will be subject to restrictions on volume and manner of sale pursuant to Rule 144 under the Securities Act of 1933, as amended. However, we intend to file one or more registration statements on Form S-8 with the U.S. Securities and Exchange Commission, or the Commission, covering all of the ordinary shares issuable under our share incentive plans and such shares will be available for resale following the expiration of the restrictions on transfer. The market price of our ordinary shares may drop significantly when the restrictions on resale by our existing shareholders lapse and these shareholders are able to sell our ordinary shares into the market. In addition, a sale by us of additional ordinary shares or similar securities in order to raise capital might have a similar negative impact on the share price of our ordinary shares. A decline in the price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other equity securities, and may cause you to lose part or all of your investment in our ordinary shares.

Investors in this offering will experience immediate substantial dilution in net tangible book value.

The initial public offering price of our ordinary shares in this offering is considerably greater than the net tangible book value per share of our outstanding ordinary shares immediately after this offering. Accordingly, investors in this offering will incur immediate dilution of $          per share, based on an assumed initial public offering price of $           per share, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus. In addition, if outstanding options to purchase our ordinary shares are exercised in the future, you will experience additional dilution. See “Dilution.”

Following the closing of this offering, entities and individuals affiliated with Fortissimo Capital Fund II (Israel) L.P., or Fortissimo Capital, will have a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control.

Following the closing of this offering, entities and individuals affiliated with Fortissimo Capital will beneficially own           % of our ordinary shares or           % if the underwriters exercise their option to purchase additional ordinary shares. As a result, this shareholder could exert significant influence over our operations and business strategy and will have sufficient voting power to control the outcome of matters requiring shareholder approval. These matters may include:

•   the composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers;

•   approving or rejecting a merger, consolidation or other business combination;

•   raising future capital; and

•   amending our articles of association, which govern the rights attached to our ordinary shares.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price.

We will be a “controlled company” within the meaning of NASDAQ Stock Market rules and, as a result, will qualify for, and intend to rely on, certain exemptions from certain corporate governance requirements.

As a result of the number of shares beneficially owned by Fortissimo Capital, after the completion of this offering, we will be a “controlled company” under the NASDAQ Stock Market rules. A controlled company is a company of which more than 50% of the voting power is held by an individual, group or another company. Pursuant to the controlled company exemption, we are not required to, and do not currently intend to comply with the requirements that (1) a majority of our board of directors consist of independent directors, and (2) we have a nominating committee composed entirely of independent directors. See “Management—Corporate Governance Practices.” Nevertheless, you will not have the same protections afforded to shareholders of companies that are not controlled companies and are therefore subject to all of the corporate governance requirements of the NASDAQ Stock Market.

We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, sales and marketing activities, research and development, and general and administrative matters. However, our management will have broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operations. Pending our use of the net proceeds from this offering, we may invest the proceeds in a manner that does not produce income.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares are listed in the United States, we will incur accounting, legal and other expenses that we did not incur as a private company, including costs associated with our reporting requirements under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the Commission and the NASDAQ Stock Market, and provisions of Israeli corporate and securities laws applicable to public companies. We expect that these rules and regulations will increase our legal and financial compliance costs, introduce new costs such as investor relations and stock exchange listing fees, and will make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Changes in the laws and regulations affecting public companies will result in increased costs to us as we respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be investors’ sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes. Furthermore, our payment of dividends (out of tax-exempt income) may retroactively subject us to certain Israeli corporate income taxes, to which we would not otherwise be subject.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ Stock Market, or NASDAQ, requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, in reliance on Rule 5615(a)(3) of the NASDAQ Listing Rules, which permits a foreign private issuer to follow the corporate governance practices of its home country, we will be permitted to follow certain Israeli corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. Following the listing of our ordinary shares on the NASDAQ Global Market, we intend to follow Israeli home country practices with regard to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law, our articles of association to be effective upon the closing of this offering will provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of our issued share capital. We may in the future elect to follow Israeli home country practices with regard to other matters such as the formation and composition of a nominating and corporate governance committee or a compensation committee, separate executive sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of domestic issuers. See “Management—Corporate Governance Practices.”

As a foreign private issuer, we will not be subject to the provisions of Regulation FD or U.S. proxy rules and will be exempt from filing certain Exchange Act reports.

As a foreign private issuer, we will be exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC under the Exchange Act. We will also be exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than on an aggregate, basis. Nevertheless, a recent amendment to the regulations promulgated under the Israeli Companies Law will require us, after we become a public company, to disclose in the notice of convening an annual general meeting the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. This disclosure will not be as extensive as that required of a U.S. domestic issuer. We intend to commence providing such disclosure, at the latest, in the annual proxy statement for our 2015 annual meeting of shareholders, which will be furnished under cover of a Form 6-K, and we may elect to provide such information at an earlier date.

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies. Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of this offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the second annual report that we file with the SEC after the consummation of this offering, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have not yet commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective internal control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our status as a PFIC may also depend on how quickly we use the cash proceeds from this offering in our business. Based on certain estimates of our gross income and gross assets, our intended use of proceeds of this offering, and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2014. There can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “U.S. and Israeli Tax Consequences for our Shareholders—United States Federal Income Tax Consequences”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC.

Risks Related to Our Operations in Israel

Our headquarters, manufacturing and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters, research and development and manufacturing facility, and the manufacturing facilities of our third-party manufacturers, are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of September 30, 2014, we had 169 employees based in Israel, certain of which may be called upon to perform up to 54 days in each three year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our solutions.

In addition, the shipping and delivery of our systems and ink and other consumables from our manufacturing facilities and those of our third-party manufacturers in Israel could be delayed or interrupted by political, economic, military, and other events outside of our reasonable control, including labor strikes at ports in Israel or at ports of destination, military attacks on transportation facilities or vessels, and severe weather events. If delivery and installation of our products is delayed or prevented by any such events, our revenues could be materially and adversely impacted.

The government tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

We and our wholly-owned Israeli subsidiary, Kornit Digital Technologies Ltd., or Kornit Technologies, are entitled to various tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law. As a

result of this status, the effective tax rate for our taxable income generated in Israel is expected to be between zero and 5% starting in 2014. However, if we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is currently set at 26.5% for 2014 and onwards. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current beneficiary enterprises receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. See “Taxation and Israeli Government Programs Applicable to our Company—Law for the Encouragement of Capital Investments, 5719-1959.”

We received Israeli government grants for certain research and development activities. The terms of those grants require us to satisfy specified conditions and to pay penalties in addition to repayment of the grants upon certain events.

Our research and development efforts were financed in part through grants from the Israeli Office of the Chief Scientist, or OCS. As of December 31, 2013, the balance of the principal and interest in respect of our commitments for future payments to the OCS totals approximately $0.2 million. Even following full repayment of any OCS grants, we must nevertheless continue to comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 5744-1984, and related regulations, or collectively, the R&D Law. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the R&D Law restrict the transfer outside of Israel of such know-how, and the manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the OCS. Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology out of Israel.

The transfer of OCS-supported technology or know-how outside of Israel may involve the payment of significant penalties and other amounts, depending upon the value of the transferred technology or know-how, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the OCS.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital, otherwise, the acquirer may not own more than 90% of a company’s issued and outstanding share capital. Completion of the tender offer also requires approval of a majority in number of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. See “Description of Share Capital—Acquisitions under Israeli Law” for additional information.

Our articles of association provide that our directors (other than external directors) are elected on a staggered basis, such that a potential acquirer cannot readily replace our entire board of directors at a single annual general shareholder meeting.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

It may be difficult to enforce a judgment of a U.S. court against us, our officers and directors or the Israeli experts named in this prospectus in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

We are incorporated in Israel. The majority of our directors and executive officers, and the Israeli experts listed in this prospectus reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:

•   our expectations regarding our future gross margins and operating expenses;

•   our expectations regarding our growth and overall profitability;

•   our expectations regarding the impacts of variability on our future revenues;

•   our expectations regarding drivers of our future growth, including anticipated sales growth, penetration of new markets, and expansion of our customer base;

•   our plans to expand into new product markets;

•   our plans to continue to invest in research and develop to introduce new systems and improved solutions;

•   our expectations regarding the success of our new products and systems;

•   the impact of government laws and regulations;

•   our expectations regarding our tax classifications and reserves;

•   our expectations regarding our anticipated cash requirements for the next 12 months;

•   our plans to expand our international operations and increase our global operations;

•   our plans to file and procure additional patents relating to our intellectual property rights and the adequate protection of these rights;

•   our plans to pursue strategic acquisitions or invest in complementary companies, products or technologies;

•   our expectations regarding the time during which we will be an emerging growth company under the JOBS Act; and

•   our expectations regarding the use of proceeds from this offering.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, of approximately $          million, or approximately $          million if the underwriters exercise in full their option to purchase additional ordinary shares, based on an assumed initial public offering price of $          per ordinary share.

A $1.00 increase (decrease) in the assumed initial public offering price of $          per ordinary share would increase (decrease) the net proceeds that we receive from this offering by approximately $          million, assuming that the number of ordinary shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 shares in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $          million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, to increase our financial flexibility and visibility in the marketplace, to create a public market for our ordinary shares and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, sales and marketing activities, research and development, and general and administrative matters. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we are not currently a party to, or involved with, discussions regarding any material acquisition that is probable. We will have broad discretion over the uses of the net proceeds in this offering, and, as of the date of this prospectus, we have not allocated the net proceeds to particular uses. Until we use the proceeds we receive from this offering for the above mentioned purposes, we intend to invest the net proceeds in short-term, investment-grade interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid cash dividends to our shareholders and we do not intend to pay cash dividends in the foreseeable future. We currently intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

As a result, capital appreciation, if any, of our ordinary shares will be investors’ sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes. Furthermore, our payment of dividends (out of tax-exempt income) may retroactively subject us to certain Israeli corporate income taxes, to which we would not otherwise be subject.

CAPITALIZATION

The following table presents our cash and cash equivalents and capitalization as of September 30, 2014:

•   on an actual basis;

•   on a pro forma basis, to give effect to the conversion of all outstanding Series A-1 preferred shares into an equal number of ordinary shares immediately prior to the closing of this offering; and

•   on a pro forma as adjusted basis, to give further effect to the issuance of ordinary shares in this offering, at an assumed initial public offering price of $          per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2014
	Actual	Pro forma		Pro forma as adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$4,273	$		$

Shareholders’ equity:
Ordinary shares, NIS 0.01 par value: 4,020,280 shares authorized (actual and pro forma) and shares authorized (pro forma as adjusted); 1,369,310 shares issued and outstanding (actual), 3,296,450 shares issued and outstanding (pro forma), and sharesi ssued and outstanding (pro forma as adjusted)	3
Series A-1 preferred shares, NIS 0.01 par value: 1,927,220 shares authorized (actual) and no shares authorized (pro forma and pro forma as adjusted); 1,927,140 issued and outstanding (actual) and no shares issued and outstanding (pro forma and pro forma as adjusted)	5		—		—
Additional paid-in capital	12,432
Accumulated other comprehensive income (loss)	(120)
Retained earnings	5,479
Total shareholders’ equity	17,799
Total capitalization	$22,072	$		$

The preceding table excludes 402,149 ordinary shares reserved for issuance under our equity incentive plans as of September 30, 2014 in respect of which we had outstanding options to purchase 333,932 ordinary shares at a weighted average exercise price of $8.96 per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $          would increase (decrease) the pro forma as adjusted amount of each of additional paid-in capital, total shareholders’ equity and total capitalization by approximately $          million, assuming that the number of ordinary shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per ordinary share after this offering. On a pro forma basis, our consolidated net tangible book value as of September 30, 2014 was $          million, or $          per ordinary share. Pro forma consolidated net tangible book value per ordinary share was calculated by:

•   subtracting our consolidated liabilities from our consolidated tangible assets; and

•   dividing the difference by the number of ordinary shares outstanding on a pro forma basis.

After giving effect to adjustments relating to this offering, our pro forma as adjusted consolidated net tangible book value on September 30, 2014 would have been approximately $          million, equivalent to $          per ordinary share. The adjustments made to determine our pro forma as adjusted consolidated net tangible book value are as follows:

•   the conversion of all outstanding Series A-1 preferred shares into an equal number of ordinary shares;

•   an increase in consolidated tangible assets to reflect the net proceeds of this offering received by us as described under “Use of Proceeds”; and

•   the addition of the          ordinary shares offered in this prospectus to the number of ordinary shares outstanding.

The following table illustrates the immediate increase in our pro forma as adjusted consolidated net tangible book value of $          per ordinary share and the immediate pro forma as adjusted dilution to new investors:

Assumed initial public offering price per ordinary share		$
Net tangible book value per ordinary share as of September 30, 2014	$
Increase in net tangible book value per ordinary share attributable to the offering
Pro forma as adjusted net tangible book value per ordinary share after giving effect to the offering
Dilution per ordinary share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $              per ordinary share would increase (decrease) the consolidated net tangible book value attributable to this offering by $            per ordinary share, the pro forma as adjusted consolidated net tangible book value after giving effect to this offering by $            per ordinary share and the dilution per ordinary share to new investors in this offering by $             , assuming that the number of ordinary shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The table below summarizes, as of September 30, 2014, on the pro forma as adjusted basis described above, the differences between the number of ordinary shares purchased from us, the total consideration paid and the weighted average price per ordinary share paid by existing shareholders, on the one hand, and by new investors purchasing our ordinary shares in this offering, on the other hand, at an assumed initial public offering price of $        per ordinary share before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price per
	Number	%		Amount	%		Share

Existing shareholders			%	$		%	$
New investors
Total		100%		$	100%

The above discussion and tables are based on          ordinary shares issued and outstanding as of September 30, 2014, on a pro forma as adjusted basis as described above.

The discussion and table above assume no exercise of the underwriters’ option to purchase additional ordinary shares. If the underwriters exercise their option to purchase additional ordinary shares in full, the pro forma number of our ordinary shares held by new investors will increase to          , or approximately           %, of the total pro forma number of our ordinary shares outstanding after this offering.

The preceding table excludes 402,149 ordinary shares reserved for issuance under our equity incentive plans as of September 30, 2014 in respect of which we had outstanding options to purchase 333,932 ordinary shares at a weighted average exercise price of $8.96 per share.

If all of such outstanding options were exercised, pro forma as adjusted consolidated net tangible book value per share would be $           , dilution per ordinary share to new investors would be $           , the number of shares held by our existing shareholders would increase to            , constituting             % of our total issued shares (while new shareholders in this offering would only hold            % of our issued shares), the total consideration amount paid by existing shareholders would increase to $           , or            % of total consideration received by us for our shares (while the percentage of consideration paid by new shareholders in this offering would decrease to            %) and the average price per share paid by our existing shareholders would instead be $           ..

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with, and it is qualified in its entirety by reference to, our historical financial information and other information provided in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

The selected consolidated statements of income data for the years ended December 31, 2012 and 2013 and selected consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statements of income data for the nine months ended September 30, 2013 and 2014 and the selected consolidated balance sheet data as of September 30, 2014 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The historical results set forth below are not necessarily indicative of the results to be expected in future periods. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands, except share amounts and per share data)
Consolidated Statements of Income:
Revenues	$39,167	$49,395	$34,185	$47,495
Cost of revenues(1)	22,741	27,953	19,652	26,855
Gross profit	16,426	21,442	14,533	20,640
Operating expenses:
Research and development(1)	4,839	7,443	4,878	6,851
Sales and marketing(1)	4,668	7,734	5,357	7,569
General and administrative(1)	3,092	3,278	2,366	3,716
Total operating expenses	12,599	18,455	12,601	18,136
Operating income	3,827	2,987	1,932	2,504
Finance expenses, net	285	460	333	199
Income before taxes on income	3,542	2,527	1,599	2,305
Taxes on income	1,228	1,393	1,013	476
Net income	$2,314	$1,134	$586	$1,829
Net earnings per ordinary share(2)
Basic	$1.69	$0.83	$0.43	$1.34
Diluted	$1.57	$0.75	$0.39	$1.18
Weighted average number of ordinary shares used in computing income per ordinary share(2)
Basic	1,366,310	1,366,310	1,366,310	1,368,565
Diluted	1,472,521	1,507,690	1,506,672	1,547,013
Pro forma net earnings per ordinary share(3)
Basic		$0.34		$0.56
Diluted		$0.33		$0.53
Weighted average number of ordinary shares used in computing pro forma income per ordinary share(3):
Basic		3,293,450		3,295,705
Diluted		3,434,830		3,474,153

	As of December 31,		As of September
	2012	2013	30, 2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,663	$5,329	$4,273
Working capital(4)	12,193	12,881	14,799
Total assets	24,407	31,627	32,096
Total long-term liabilities	1,372	1,617	1,978
Total shareholders’ equity	14,311	15,608	17,799

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands)
Supplemental Financial Data:
Adjusted EBITDA(5)	$4,690	$4,281	$2,915	$4,021

__________________

(1)  Includes share-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands)
Share-based Compensation Expense:
Cost of revenues	$10	$11	$8	$59
Research and development	13	21	14	43
Sales and marketing	36	66	50	122
General and administrative	18	28	20	289
Total share-based compensation expense	$77	$126	$92	$513

__________________

(2)  Basic and diluted net earnings per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period. For additional information, see note 2w and 10 to our consolidated financial statements included elsewhere in this prospectus.

(3)  Pro forma basic and diluted net earnings per ordinary share and pro forma weighted average shares outstanding assumes the conversion of all of our outstanding preferred shares into ordinary shares, which will occur upon the closing of this offering, but does not give effect to the issuance of shares in connection with this offering. For additional information on the conversion of the preferred shares see note 2d to our consolidated financial statements included elsewhere in this prospectus.

(4)  Working capital is defined as total current assets minus total current liabilities.

(5)  The following table reconciles net income to Adjusted EBITDA for the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$2,314	$1,134	$586	$1,829
Finance expenses, net	285	460	333	199
Taxes on income	1,228	1,393	1,013	476
Depreciation and amortization	786	1,168	891	1,004
Share-based compensation expense	77	126	92	513
Adjusted EBITDA	$4,690	$4,281	$2,915	$4,021

Adjusted EBITDA is a non-GAAP measure defined as net income before finance expenses, net (including foreign exchange gains and losses), income taxes, depreciation and amortization, and share-based compensation for a given period. Adjusted EBITDA is not a measure of our financial performance under U.S. GAAP and should not be considered an alternative to net income or any other performance measures derived in accordance with U.S. GAAP. Accordingly, you should consider Adjusted EBITDA along with other financial performance measures, including net income, and our financial results presented in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate Adjusted EBITDA differently or not at all, which reduces its usefulness as a comparative measure. We understand that although Adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•   Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•   Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and

•   Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

We believe that Adjusted EBITDA is a useful measure for analyzing the performance of our core business because it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than the euro (affecting finance expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense) and share-based compensation expense (because it is a non-cash expense).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus. You should read the following discussion in conjunction with “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We develop, design and market innovative digital printing solutions for the global printed textile industry. Our vision is to revolutionize this industry by facilitating the transition from analog processes that have not evolved for decades to digital methods of production that address contemporary supply, demand and environmental dynamics. We focus on the rapidly growing high throughput direct-to-garment, or DTG, segment of the printed textile industry. Our solutions include our proprietary digital printing systems, ink and other consumables, associated software and value added services that allow for large scale printing of short runs of complex images and designs directly on finished garments. Our solutions are differentiated from other digital methods of production because they eliminate the need to pre-treat fabrics prior to printing, thereby offering custom decorators, online businesses, brand owners and contract printers the ability to digitally print high quality images and designs on a variety of fabrics in a streamlined and environmentally-friendly manner. When compared to analog methods of production, our solutions also significantly reduce production lead times and enable customers to more efficiently and cost-effectively produce smaller quantities of individually printed designs, thereby mitigating the risk of excess inventory, which is a significant challenge for the printed textile industry.

Our business is driven by the changing dynamics in the global printed textile industry, which is undergoing a transition from analog to digital printing methods. Recent technological advancements in digital printing technology have enabled printing of high resolution images and designs on textiles in large volumes and at high throughput levels. For example, these capabilities have enabled online businesses, whose business models are tailored to the growing demand for customized and personalized goods, to cater to customers who order single units or small runs of a particular design. We have identified the high throughput segment of the DTG market as a high growth area and have therefore focused our solutions to primarily address that area. We believe our early innovation in digital printing solutions has enabled us to evolve into a company that provides a comprehensive digital printing solution for the growing global printed textile industry and seek to further our presence by penetrating the roll-to-roll, or R2R, market in the next 18 months.

We offer a broad portfolio of digital printing systems for the DTG market. We target customers that manufacture textiles in large quantities with a variety of high throughput digital printing systems. We market our systems to different customers based on their desired throughput level, overall cost of ownership, the allowable space in their manufacturing facilities, the degree of preexisting knowledge they have of printing among other considerations. Most of our sales in recent years have been to high throughput manufacturers, which we believe will continue to grow in the next several years. At the same time, we are seeking to expand our presence into the mass production market with the commercial launch of our Vulcan system, targeted to occur within the next 24 months. Furthermore, we believe that our advanced technology and years of experience in digital textile printing will enable us to penetrate the R2R market after the commercial launch of our Allegro system, which is targeted within the next 18 months. Our solutions also include our proprietary NeoPigment ink and other consumables, associated software and value added services.

We sell the majority of our solutions through a global network of approximately 50 independent distributors and value added resellers that we refer to as our channel partners. Our channel partners, in turn, sell the solutions they purchase from us to customers directly or, in some cases, act as facilitators of our direct sales process. Our independent distributors are generally responsible for identifying potential leads, working with our sales force to convert leads into buying customers and maintaining relationships with our customers. Maintenance and support for our systems is performed either by our own service organization or by service engineers employed by our distributors. This varies among the four regions that we currently serve, depending on the infrastructure we have established in each particular region. We provide professional services directly to some of our customers in all regions.

We have an attractive business model that results in recurring sales of ink and other consumables driven by our growing installed base of systems. Our ink and other consumables are specially formulated to enable our systems to operate at the highest throughput level while adhering to high print quality requirements.

We intend to capitalize on the continued growth of the DTG market by expanding our diverse global customer base, with particular focus on the fast-growing web-to-print businesses. We also seek to increase our sales to existing customers, particularly sales of our ink and other consumables. We plan to accomplish these goals by investing in our direct sales force, developing new applications for existing systems, introducing new solutions and growing our relationships with channel partners. Since sales of our ink and other consumables are directly linked to the number and mix of our systems that are sold, installed and active worldwide, engaging with our customers before and after sales is a key contributor to growth. We intend to drive growth by focusing our efforts on sales of our higher throughput industrial systems, which generally utilize larger amounts of ink and other consumables due to their greater capacity and higher throughput levels.

We were founded in 2002 in Israel, shipped our first system in 2005 and, as of September 30, 2014, had an installed base of over 1,200 systems globally. As of September 30, 2014, we had 254 employees located across four regions: Israel, the United States, Europe and the Asia Pacific region. For the fiscal year ended December 31, 2013, we generated revenues of $49.4 million, representing a 26.1% increase over the prior fiscal year, and recorded net income of $1.1 million. In 2013, we generated 56.2% of our revenues from the Americas, 29.0% from EMEA and 14.8% from the Asia Pacific region. For the nine months ended September 30, 2014, we generated revenues of $47.5 million, representing a 38.9% increase compared to the nine months ended September 30, 2013, and recorded net income of $1.8 million. For the nine months ended September 30, 2014, we generated 54.1% of our revenues from the Americas, 29.3% from EMEA and 16.6% from the Asia Pacific region.

Components of Our Results of Operations

Revenues

Systems, Ink and Other Consumables, Value Added Services

Substantially all of our revenues are generated from sales of our systems and ink and other consumables. A majority of our revenues is currently derived from sales of our systems, although we are targeting an equal mix of revenues from our systems compared to ink and other consumables in the medium term. We also generate a small portion of our revenues from the provision of spare parts to our distributors and customers, value added services consisting of time and material based support, post-warranty service contracts. In the future, we expect to generate revenues from other professional application development services.

We principally sell our products through independent distributors who resell them to customers. Sales by our distributors accounted for approximately 72% of our revenues during the nine months ended September 30, 2014 and approximately 63% in 2013. The balance of our product sales is direct.

We recognize revenues from sales of our systems upon installation of the system in the customer’s premises when installation is undertaken by us, provided that the collection of the resulting receivable is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. This is also the case for sales made through independent distributors unless the independent distributor installs the system in which case we recognize revenues upon shipment to the independent distributor provided all other revenue recognition criteria are met. We recognize revenues net of sales commissions and returns. Revenues from ink and other consumables are generally recognized upon shipment. Revenues from provision of value added services are generally recognized at the time such support services are provided. See “—Critical Accounting Estimates—Revenue Recognition”.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues from sales to customers located in the regions indicated below for the periods indicated:

	Year Ended December 31,				Nine months Ended September 30,
	2012		2013		2013		2014
	$	%	$	%	$	%	$	%
	(in thousands except percentages)
United States	$16,886	43.1%	$22,022	44.6%	$14,877	43.5%	$22,898	48.3%
Americas (non-U.S.)	5,230	13.4	5,732	11.6	4,596	13.5	2,778	5.8
EMEA	11,921	30.4	14,311	29.0	9,470	27.7	13,935	29.3
Asia Pacific	5,130	13.1	7,330	14.8	5,242	15.3	7,884	16.6
Total revenues	$39,167	100.0%	$49,395	100.0%	$34,185	100.0%	$47,495	100.0%

Cost of Revenues and Gross Profit

Cost of revenues consists primarily of payments to the third-party contract manufacturers who assemble our systems and who are responsible for ordering most of the components for those systems. Cost of revenues also includes components for our systems for which we are responsible, such as print heads, as well as raw materials for ink and other consumables.  Cost of revenues includes personnel expenses, such as operation and supply chain employees, and related overhead for the manufacturing of our systems, as well as expenses for service personnel involved in the installation and support of our systems and overhead for the manufacturing process of ink and other consumables. We expect cost of revenues to increase in absolute dollars due to increased revenues, but remain relatively constant or decrease as a percentage of total revenues, as we continue to improve our manufacturing processes and supply chain and as the costs related to our service infrastructure, which have a fixed component, are leveraged across a larger installed base.

Gross profit is revenues less cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Our gross margin has historically fluctuated from period to period as a result of changes in the mix of the systems that we sell and the amount of revenues that we derive from ink and other consumables versus systems. In general, we generate higher gross margins from our high throughput systems compared to entry level systems. In addition, customers that purchase our high throughput systems generally use larger quantities of ink and other consumables, which generate higher margins than sales of systems.

We currently provide maintenance and support for all of our systems sold in the United States even if the sale is made through a distributor. We are seeking to increase the number of customers that rely on us to provide maintenance and support for their systems by expanding our maintenance and support capabilities. In addition to driving gross margin improvement, we believe this will provide an opportunity for direct contact with customers with the goal of reducing system down-time, educating customers about optimal use of our systems to drive increased utilization, expanding the variety of print applications and increasing sales of post-warranty service contracts and other professional application development services. Our service operations have not been profitable on a standalone basis since they have historically been focused on serving the one-year warranty that is included in the price of our systems. In the future, we will seek to generate greater revenues from our service offering, and thereby leverage the fixed cost component associated with it, by increasing sales of post-warranty service contracts and providing other professional services.

Operating Expenses

Our operating expenses are classified into three categories: research and development expenses, sales and marketing expenses, and general and administrative expenses. For each category, the largest component is generally personnel costs, consisting of salaries and related personnel expenses, including share-based compensation expenses. Operating expenses also include allocated overhead costs for facilities, including rent payments under our facilities leases. We expect personnel and allocated costs to continue to increase as we hire new employees to support the continued growth of our business. In the medium term, we expect operating expenses to decrease as a percentage of revenues.

Research and Development Expenses. The largest component of our research and development expenses is salaries and related personnel expenses for our research and development employees. Research and development expenses also include purchases of laboratory supplies; beta testing of our systems; and allocated overhead costs for facilities, including rent payments under our facilities leases. We record all research and development expenses as they are incurred. We expect research and development expenses to increase in absolute terms as we continue to hire additional engineers and chemists and establish new beta sites for additional systems that we develop. Our current research and development efforts are primarily focused on beta testing of our Allegro R2R system, completing the development of our Vulcan DTG printing system, and enhancing our current DTG systems with new features and functionality, improving system reliability and uptime and making our systems even more user-friendly. We are also investing in the development of new ink formulas for our new systems and in order to expand the range of fabrics on which we can print and further improve the quality of our high resolution images and designs.

Sales and Marketing Expenses. The largest component of our sales and marketing expenses is salaries and related personnel expenses for our marketing, sales and other sales-support employees. Sales and marketing expenses also include advertising and promotions, including trade shows, distributor open houses, and media advertising; sales-based commissions; and allocated overhead costs for facilities, including rent payments under our facilities leases. We market our solutions using a combination of internal marketing professionals and our network of channel partners. We expect sales and marketing expenses to continue to increase in absolute terms in the near term as we add sales and marketing personnel, add new distributors as we expand to new territories, and strengthen relationships with existing distributors.

General and Administrative Expenses. The largest component of our general and administrative expenses is salaries and related personnel expenses for our executive officers, financial staff, information technology staff, and human resources staff. General and administrative costs also include fees for accounting and legal services and allocated overhead costs for facilities, including rent payments under our facilities leases. We expect our general and administrative expenses to increase in absolute terms as our sales continue to grow and as we begin operating as a public company.

Financial Income (Expenses), Net

Financial income (expenses), net consists of foreign currency exchange gains or losses and, to a lesser extent, interest income. Foreign currency exchange changes reflect gains or losses related to changes in the value of our non-U.S. dollar denominated financial assets, primarily cash and cash equivalents, and trade payables and receivables. As of September 30, 2014, we did not have any indebtedness for borrowed amounts. Interest income consists of interest earned on our cash, cash equivalents and short-term bank deposits. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period.

Taxes on Income

The standard corporate tax rate in Israel for 2014 and thereafter is 26.5% and was 25.0% in 2012 and 2013. At the parent company level, a small amount of the taxable income of Kornit Digital was taxed prior to 2014 at the 25.0% rate.  However, as discussed in greater detail below under “Taxation — Israeli Tax Considerations and Government Programs,” we and our wholly-owned Israeli subsidiary, Kornit Digital Technologies Ltd., or Kornit Technologies, are entitled to various tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law. As a result of these benefits, referred to as “beneficiary enterprise” and “preferred enterprise” status, prior to 2014, substantially all of the income that we generated was exempt from income tax resulting in an overall effective tax rate, on a blended basis, of approximately 5%. Although Kornit Technologies had (and continues to have) net operating loss carryforwards, prior to 2014 we were unable to apply them to offset the amount of Israeli taxable income that we generated. As a result, we were subject to taxes on our taxable income at the parent company level.

Starting from January 1, 2014, we have consolidated the results of our Israeli operations for tax purposes such that future net operating loss carryforwards of Kornit Technologies can be used to offset Israeli taxable income from us. Kornit Technologies currently generates sufficient net operating loss carryforwards to offset the taxable income of the parent. Accordingly, we do not expect to be subject to income tax in Israel in 2014 and our effective tax rate will be the blended rate of our Israeli tax obligations and those of our non-Israeli subsidiaries in their respective jurisdictions of organization.

Under the Investment Law and other Israeli legislation, we are entitled to certain additional tax benefits, including accelerated depreciation and amortization rates for tax purposes on certain assets, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

Comparison of Period to Period Results of Operations

The following tables set forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands)
Revenues	$39,167	$49,395	$34,185	$47,495
Cost of revenues	22,741	27,953	19,652	26,855
Gross profit	16,426	21,442	14,533	20,640
Operating expenses:
Research and development	4,839	7,443	4,878	6,851
Sales and marketing	4,668	7,734	5,357	7,569
General and administrative	3,092	3,278	2,366	3,716
Total operating expenses	12,599	18,455	12,601	18,136
Operating income	3,827	2,987	1,932	2,504
Finance expenses	285	460	333	199
Income before taxes on income	3,542	2,527	1,599	2,305
Taxes on income	1,228	1,393	1,013	476
Net income	$2,314	$1,134	$586	$1,829

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(as a % of revenues)
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	58.1	56.6	57.5	56.5
Gross profit	41.9	43.4	42.5	43.5
Operating expenses:
Research and development	12.4	15.1	14.3	14.4
Sales and marketing	11.9	15.7	15.7	16.0
General and administrative	7.9	6.6	6.9	7.8
Total operating expenses	32.2	37.4	36.9	38.2
Operating income	9.7	6.0	5.6	5.3
Finance expenses, net	0.7	0.9	1.0	0.4
Income before taxes on income	9.0	5.1	4.6	4.9
Taxes on income	3.1	2.8	3.0	1.0
Net income	5.9%	2.3%	1.6%	3.9%

Comparison of the Nine Months Ended September 30, 2013 and 2014

Revenues

Revenues increased by $13.3 million, or 38.9%, to $47.5 million in the first nine months of 2014, as compared to $34.2 million in the first nine months of 2013. Substantially all of the growth in revenues resulted from an increase of $8.9 million in system revenues and an increase of $3.6 million from the sale of ink and other consumables. The substantial majority of the growth in revenues was attributable to increased sales of high throughput systems, which sell for higher average selling prices than our entry level systems. We sold a greater number of our high throughput systems in this period compared to the prior period.

Cost of Revenues and Gross Profit

Cost of revenues increased by $7.2 million, or 36.6%, to $26.9 million in the first nine months of 2014, as compared to $19.7 million in the first nine months of 2013. Gross profit increased by $6.1 million, or 42.1%, to $20.6 million in the first nine months of 2014, as compared to $14.5 million in the first nine months of 2013.

Gross margin was 43.5% in the first nine months of 2014 compared to 42.5% in the first nine months of 2013. The increase in gross margin resulted from an increase in sales of high throughput systems relative to sales of entry level systems and increased sales of ink and consumables due to the continued growth of our installed base.

Operating Expenses

	Nine Months Ended September 30,
	2013		2014		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development	$4,878	14.3%	$6,851	14.4%	$1,973	40.4%
Sales and marketing	5,357	15.7	7,569	16.0	2,212	41.3
General and administrative	2,366	6.9	3,716	7.8	1,350	57.1
Total operating expenses	$12,601	36.9%	$18,136	38.2%	$5,535	43.9%

Research and Development. Research and development expenses increased by 40.4% in the first nine months of 2014 compared to the first nine months of 2013. This resulted primarily from an increase of $1.1 million in salaries and related personnel expenses due to the hiring of additional personnel, of which $0.1 million was due to currency fluctuations. This increase related primarily to an increase in expenses relating to development of our new Vulcan system for the DTG market. As a percentage of total revenues, our research and development expenses did not increase materially in 2014 compared to 2013.

Sales and Marketing. Sales and marketing expenses increased by 41.3% in the first nine months of 2014 compared to the first nine months of 2013. This increase was primarily due to an increase of $1.4 million in salaries and related personnel expenses due to the hiring of sales and marketing personnel in 2014, an increase of $0.3 million in marketing activities, including trade shows and online marketing activities, of which $0.1 million was due to currency fluctuations. As a percentage of total revenues, our sales and marketing expenses rose slightly during this period, from 15.7% in 2013 to 16.0% in 2014. This increase reflects our strategy of continuing to increase our presence in new markets in which we operate and creating increased market awareness of our company from intensified marketing efforts.

General and Administrative. General and administrative expenses increased by 57.1% in the first nine months of 2014 compared to the first nine months of 2013. This resulted primarily from an increase of $0.9 million in salaries and related personnel expenses due to the hiring of additional personnel reflecting an increase in headcount compared to the previous year and management changes. As a percentage of our total revenues in those years, such expenses slightly increased, from 6.9% in 2013 to 7.8% in 2014 reflecting the expansion of our management team.

Finance Expenses, Net

Finance expenses for the nine months ended September 30, 2013 were $0.3 million. For the same period in 2014, finance expenses were $0.2 million. This decrease resulted primarily from the effects of exchange rates on our non-dollar denominated financial assets, specifically the exchange rate of the U.S. dollar to the Israeli shekel.

Taxes on Income

Taxes on income for the nine months ended September 30, 2013 were $1.0 million. For the same period in 2014, taxes on income were $0.5 million. Our effective tax rate was 20.7% for the nine months ended September 30, 2014 compared to 63.4% for the nine months ended September 30, 2013. Our tax rate in 2013 reflected a full valuation allowance applied against the current loss for tax purposes incurred by our Israeli subsidiary, Kornit Technologies, which was not consolidated for tax purposes with our parent entity, Kornit Digital, which generates taxable income. Starting in 2014, we have consolidated Kornit Technologies for tax purposes resulting in significantly lower taxable income and a correspondingly lower effective tax rate.

Comparison of the Years Ended December 31, 2012 and 2013

Revenues

Revenues increased by $10.2 million, or 26.0%, to $49.4 million in 2013 from $39.2 million in 2012. The growth in revenues in 2013 was primarily attributable to an increase in sales of ink and other consumables of $6.1 million due to our increased installed base in 2013 compared to 2012, and an increase of $3.8 million in sales of systems, resulting from greater sales of high throughput systems relative to entry level systems in 2013 compared to 2012, which sell for higher average selling prices than our entry level systems.

Cost of Revenues and Gross Profit

Cost of revenues increased by $5.3 million, or 22.9%, to $28.0 million in 2013, as compared to $22.7 million in 2012. Gross profit increased by $5.0 million, or 30.5%, to $21.4 million in 2013, as compared to $16.4 million in 2012. This increase was attributable to increased sales of ink and other consumables compared to 2012.

Gross margin was 43.4% in 2013 compared to 41.9% in 2012. This increase was primarily attributable to increased sales of ink and other consumables offset by unfavorable currency exchange rate fluctuations impacting system gross profit.

Operating Expenses

	Year Ended December 31,
	2012		2013		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development	$4,839	12.4%	$7,443	15.1%	$2,604	53.8%
Sales and marketing	4,668	11.9	7,734	15.7	3,066	65.7
General and administrative	3,092	7.9	3,278	6.6	186	6.0
Total operating expenses	$12,599	32.2%	$18,455	37.4%	$5,856	46.5%

Research and Development. Research and development expenses increased by 53.8% in 2013 compared to 2012.  This resulted primarily from an increase of $1.1 million in salaries and related personnel expenses, of which $0.3 million was due to currency fluctuations, and an increase of $0.7 million primarily in materials and  related costs for our two beta sites in 2013 compared to 2012, in each case, related to the Allegro and Vulcan systems.  As a percentage of total revenues, our research and development expenses increased relatively from 12.4% in 2012 to 15.1% in 2013, reflecting our increased focus on development of these new systems.

Sales and Marketing. Sales and marketing expenses increased by 65.7% in 2013 compared to 2012. This increase was primarily due to an increase of $1.6 million in salaries and related personnel costs due to increased recruiting of sales and marketing personnel in 2013 as part of our strategic sales and marketing initiatives, of which $0.1 million was due to currency fluctuations, and an increase of $0.7 million in marketing activities, including trade shows and corporate rebranding in 2013. As a percentage of total revenues, our sales and marketing expenses rose during this period, from 11.9% in 2012 to 15.7% in 2013. This increase reflects our strategic determination to improve our presence in our active territories and deepen relationships with our existing distributors and entering into new markets, while also increasing market awareness of our company by intensifying our marketing efforts and adding distribution channels.

General and Administrative. General and administrative expenses increased by 6.0% in 2013 compared to 2012, reflecting an increase in headcount generated by increased activity across all areas of our business in each of those years compared to the previous year. Despite the absolute increase in general and administrative expenses in 2013 compared to 2012, as a percentage of our total revenues in those years, such expenses decreased, from 7.9% in 2012 to 6.6% in 2013, reflecting our increased revenues as well as our efforts to manage our expansion efficiently.

Finance Expenses, Net

Finance expenses increased from $0.3 million in 2012 to $0.5 million in 2013. This increase was primarily attributable to expenses arising from foreign currency fluctuations in 2013, as changes in the U.S. dollar in relation to the new Israeli shekel and other currencies resulted in foreign currency exchange losses.

Taxes on Income

Taxes on income increased from $1.2 million in 2012 to $1.4 million in 2013. This increase was primarily attributable to the change in our subsidiaries operating on a cost-plus basis to a low-cost distributor basis.

Quarterly Results of Operations and Seasonality

The following tables present our unaudited condensed consolidated quarterly results of operations in dollars and as a percentage of revenues for the periods indicated. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The historical quarterly results presented are not necessarily indicative of the results that may be expected for any future quarters or periods.

The quarterly supplemental financial measures below include quarterly Adjusted EBITDA, which is a non-GAAP financial measure. See “Summary—Summary Consolidated Financial Data” for a description of how we calculate Adjusted EBITDA.  A reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure and a discussion about the limitations of this non-GAAP financial measure is provided below.

	Three Months Ended
	Mar. 31, 2013	June 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	June 30, 2014	Sep. 30, 2014
	(in thousands)
Consolidated Statements of Income Data:
Revenues	$8,478	$11,807	$13,900	$15,210	$13,262	$15,739	$18,494
Gross profit	3,014	5,574	5,945	6,909	4,499	6,843	9,298
Operating income (loss)	(539)	1,031	1,440	1,055	(1,586)	643	3,447
Net income (loss)	$(1,091)	$683	$994	$548	$(1,713)	$372	$3,170

	Three Months Ended
	Mar. 31, 2013	June 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	June 30, 2014	Sep. 30, 2014
	(as a % of revenues)
Consolidated Statements of Income Data:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	35.6	47.2	42.8	45.4	34.0	43.5	50.3
Operating income (loss)	(6.4)	8.7	10.4	6.9	(12.0)	4.1	18.6
Net income (loss)	(12.9)	5.8	7.1	3.6	(12.9)	2.4	17.1

	Three Months Ended
	Mar. 31, 2013	June 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	June 30, 2014	Sep. 30, 2014
	(in thousands)
Supplemental Financial Data:
Adjusted EBITDA	$(199)	$1,378	$1,736	$1,366	$(1,201)	$1,164	$4,058
Reconciliation of net income (loss) to Adjusted EBITDA:
Net income (loss)	$(1,091)	$683	$994	$548	$(1,713)	$372	$3,170
Finance expenses (income), net	262	11	60	127	(8)	102	105
Taxes on income	324	334	355	380	135	168	173
Depreciation and amortization	278	319	294	277	307	336	361
Share-based compensation expense	28	31	33	34	78	186	249
Adjusted EBITDA	$(199)	$1,378	$1,736	$1,366	$(1,201)	$1,164	$4,058

Quarterly Revenue Trends. Our quarterly revenues increased year-over-year for all periods presented due to increased sales of our systems, particularly increased sales of our industrial systems, and increased sales of ink and other consumables due to our growing installed base. Comparisons of our year-over-year total quarterly revenues are more meaningful than comparisons of our sequential results due to seasonality in sales of our solutions. Our fourth quarter has historically been our strongest quarter for sales due to increased sales of ink and other consumables to our customers in response to increased demand from consumers around the holiday season. As a result, the first quarter is generally our weakest quarter due to lower sales of ink and other consumables. While we believe that these seasonal trends have affected and will continue to affect our quarterly results, our growth has largely mitigated seasonal trends to date. We do not know whether our business will become more seasonal in the future. Historical patterns in our business may therefore not be a reliable indicator of our future sales activity or performance.

Quarterly Gross Profit and Margin Trends. Our quarterly gross profit increased year-over-year for all periods presented. Our quarterly gross margin has fluctuated over the periods presented due to lower sales of higher margin ink and other consumables in the first quarter. In addition, in the first quarter of 2014, gross profit was also impacted by pricing strategies implemented during 2013 to increase sales of entry level systems.

Quarterly Operating Expense Trends. Our quarterly operating expenses increased year-over-year for all periods presented primarily due to the addition of personnel in connection with the expansion of our business. Research and development expenses generally increased sequentially over the periods as we increased our headcount to support continued investment in our future solutions, increased expenditures relating to beta sites and increased overhead allocations. Sales and marketing expenses increased significantly over the periods as we incurred costs associated with commission expenses to sales people, personnel costs associated with increases in headcount and an increase in overhead allocations. In addition, sales and marketing expenses vary from quarter to quarter based on timing of trade shows, which generally occur in the second and fourth quarters. General and administrative expenses increased over the periods primarily due to an increase in personnel costs, legal expenses and professional services fees related to preparing to be a public company.

Liquidity and Capital Resources

We had $4.3 million of cash and cash equivalents as of September 30, 2014 and $5.3 million as of December 31, 2013. We fund our operations with cash generated from operating activities. In the past, we have also raised capital through the sale of equity securities to investors in private placements.

Our cash requirements have principally been for working capital and, to a lesser extent, capital expenditures. Our working capital requirements reflect the growth in our business and its seasonality. Historically, we have funded our working capital (primarily inventory) and capital expenditures from cash flows provided by our operating activities, investments in our equity securities and cash and cash equivalents on hand. Our capital expenditures relate primarily to our manufacturing facility for the production and bottling of our ink and other consumables in Kiryat Gat, Israel, as well as investment in our research and development labs in Rosh Ha’ayin, Israel. In addition to investments in those facilities, our capital investments have included improvements and expansion of our distribution and corporate facilities to support our growth and investment and improvements in our information technology.

The most significant element of our working capital requirements is for inventory. We fund the procurement of the components of our systems that are assembled by our third-party manufacturers. Due to the growth in our business, our inventory strategy has included increasing inventory levels to meet anticipated customer demand for our solutions. This includes maintaining an inventory of systems and inks and other consumables at levels that we expect to sell during the successive months. We are in the process of implementing changes to our inventory and manufacturing practices in order to better control our components inventory. Based on these initiatives, we expect inventory to continue to increase in the short term, but at a lower rate than the rate of revenue growth.

As of December 1, 2014, we had several lines of credit with Israeli banks in a total amount of up to $3.0 million, all of which were undrawn. These lines of credit are unsecured and availability is based on our meeting a financial covenant. Interest rates across our credit lines varied from 2.2% to 5.3% as of December 1, 2014. Each line of credit prohibits us and our subsidiaries from encumbering our assets and we would be required to obtain the consent of the bank, or repay any amounts borrowed, in the event that we undergo a change of control, which would include our controlling shareholder, Fortissimo Capital, ceasing to control us.

Based on our current business plans, we believe that our cash flows from operating activities, our existing cash resources and the net proceeds to us from this offering, will be sufficient to fund our projected cash requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities and expansion into new geographic locations, the timing and extent of spending to support product development efforts, the timing of introductions of new solutions and the continuing market acceptance of our solutions as well as other business development efforts.

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands)
Net cash provided by (used in) operating activities	$(1,042)	$2,738	$2,719	$(1,713)
Net cash provided by (used in) investing activities	(3,121)	(2,103)	(1,654)	693
Net cash provided by financing activities	—	—	—	—

Net Cash Provided by (Used in) Operating Activities

Nine Months Ended September 30, 2014

Net cash used in operating activities in the nine months ended September 30, 2014 was $1.7 million.

Our inventory balance on September 30, 2014 was $13.7 million, representing a $1.7 million increase in inventory compared to December 31, 2013, due to continued implementation of our strategy to grow inventory to support increased sales of parts and systems in finished goods and raw materials and spare parts. In particular, during the nine months ended September 30, 2014, we accumulated inventory of our ink and other consumables outside of Israel and continued to increase our inventory of parts and finished assemblies of our systems to facilitate the flexibility to meet short lead time demands from our customers.

Trade payables decreased by $2.0 million from December 31, 2013 to September 30, 2014, primarily due to the mix of products sold in 2014, which led to a shift of production to a third-party manufacturer with shorter payment terms as well as obtaining components from suppliers with shorter payment terms. During the same period, we experienced an increase of $1.4 million in trade receivables despite the growth in our business. Our days sales’ outstanding, or DSO, for the nine months ended September 30, 2014 was 40 compared to 36 for the nine months ended September 30, 2013. Our relatively low DSO was primarily attributable to the payment terms that apply to our customers for systems, as a large portion of our cash received for systems includes payments made before the systems are shipped. Since we have not historically experienced any material challenges with collections, changes in accounts receivable generally reflect activity in the final month of a given fiscal quarter or fiscal year. The net increases in accounts receivable balances in the nine months ended September 30, 2014 reflected the increased activity in the third quarter of that year compared to with the previous year.

Our operating cash flows to fund the above activities were driven by our net income of $1.8 million (adjusted upward to reflect $1.5 million of non-cash expenses) as well as a $0.4 million increase in deferred revenues. The increase in our deferred revenues in the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013 primarily reflected strong product orders during the fourth quarter of 2013 resulting in a significant increase in the number of orders shipped in 2013 for which we received payment in 2014.

Year ended December 31, 2013

Net cash provided by operating activities during 2013 was $2.7 million.

Our inventory balance at December 31, 2013 was $12 million representing a $3.3 million increase in inventory compared to December 31, 2012 due to continued implementation of our strategy to grow inventory to support increased sales of parts and systems. In particular, during 2013, we accumulated inventory of our ink and other consumables outside of Israel and increased our inventory of parts and assembled systems to facilitate the flexibility to meet short lead time demands from our customers.

Primarily as a result of the increase in inventory, trade payables increased by $2.8 million from December 31, 2012 to December 31, 2013 due to the timing of purchases for such inventory. During the same period, we experienced an increase of only $1.3 million in trade receivables despite the growth in our business. Our DSO for the year ended December 31, 2013 was 42 compared to 41 for the year ended December 31, 2012. As indicated above, our relatively low DSO was primarily attributable to the payment terms that apply to our customers for systems, as a large portion of our cash received for systems includes payments made before the systems are shipped. Since we have not historically experienced any material challenges with collections, changes in accounts receivable generally reflect activity in the final month of a given fiscal quarter or fiscal year. The net increases in accounts receivable balances in 2013 reflected the increased activity in the fourth quarter of that year compared to with the previous year.
Our operating cash flows to fund the above activities were driven by our net income of $1.1 million (adjusted upward to reflect $1.3 million of non-cash expenses) as well as a $1.2 million increase in deferred revenues. The increase in our deferred revenues in 2013 compared to 2012 primarily reflected strong product orders during the fourth quarter of 2013 resulting in a significant increase in the number of orders shipped in 2013 for which we received payment in 2014.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $0.7 million for the nine months ended September 30, 2014, which was primarily attributable to our shifting of long term deposits to short term, offset by the purchase of property. Net cash used in investing activities was $2.1 million in 2013 consisting primarily of purchase of property, equipment and a license from a third party, as well as investments in short-term deposits.

Contractual Obligations

Our contractual obligations as of December 31, 2013 are summarized in the following table:

	Payments Due by Period
	Total	2014	2015	2016	2017	2018 and After
Operating lease obligations(1)	$3,209	$1,197	$1,053	$714	$196	$49
Uncertain tax positions(2)	1,075	—	—	—	—	—
Purchase commitments(3)	2,932	2,932	—	—	—	—
Severance payment(4)	1,551	—	—	—	—	—
Management services fees(5)	600	120	120	120	120	120
Total	$9,367	$4,249	$1,173	$834	$316	$169

______________________

(1)  Operating lease obligations consist of our contractual rental expenses under operating leases of facilities and vehicles.

(2)  Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 10(g) to our consolidated financial statements included elsewhere in this prospectus for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

(3)  Consists of commitments to purchase inventory.

(4)  Severance payments of $1.6 million are payable only upon termination, retirement or death of our employees. Of this amount, $0.4 million is unfunded. Since we are unable to reasonably estimate the timing of settlement, the timing of such payments is not specified in the table. See also Note 2(t) to our consolidated financial statements appearing elsewhere in this prospectus.

(5)  Consists of management services fees payable to Fortissimo Capital pursuant to a management services agreement.  The amount payable annual is $120,000 plus the amount by which 5% of our net income, as defined in the management services agreement, exceeds this management fee, up to a maximum of $250,000 per year in the aggregate. Since we cannot know the amount that would be payable in the future, we have assumed the minimum amount is payable through 2018. We and Fortissimo Capital have agreed to terminate the management services agreement upon the consummation of this offering.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). These accounting principles are more fully described in note 2 to our consolidated financial statements included elsewhere in this prospectus and require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Revenue Recognition

We generate revenues from the sale of our systems, ink and other consumables and value added services. We generate revenues from sale of our solutions directly to customers and indirectly through independent distributors.

We recognize revenue when (1) persuasive evidence of a final agreement exists, (2) delivery has occurred or services have been rendered, (3) the selling price is fixed or determinable, and (4) collectability is reasonably assured. In respect of sale of products, installation of our systems and training, we consider the element in the arrangement to be a single unit of accounting. In accordance with ASC 605, we have concluded that our arrangements are generally consistent with the indicators suggesting that installation and training are essential to the functionality of our systems.

When an independent distributor is responsible for installation of our systems at customer sites, revenues from sales to the independent distributor are generally recognized upon shipment and when title and risk of loss have been transferred to the independent distributor. We account for such sales on a net basis since we are not the primary obligor in the arrangement. Products and services sold directly by us to customers are recognized based on the gross amount as we are the primary obligor in the arrangement, retain inventory risk for physical products, establish the price for our products, and assume the credit risk for amounts billed to its customers.

Revenues from ink and other consumable products are generally recognized upon shipment assuming all other revenue recognition criteria have been met.

In cases in which old systems are traded in as part of sales of new printers, the fair value of the old printer is recorded as inventory, provided that such value can be determined.

Our systems include a one-year warranty. After the initial warranty period, we offer customers optional extended warranty contracts ranging generally from one to three years. Revenues from extended warranties are recognized ratably, on a straight-line basis, over the period of the service. Unearned revenues are derived mainly from these prepaid agreements. We classify the portion of unearned revenue not expected to be earned in the subsequent 12 months as long-term.

We assess collectability as part of the revenue recognition process. This assessment includes a number of factors such as an evaluation of the creditworthiness of the customer, past due amounts, past payment history, and current economic conditions. If it is determined that collectability cannot be reasonably assured, we defer recognition of revenue until collectability is assured.

Inventories

Inventories are measured at the lower of cost or market value. Cost is computed using weighted average cost, on a first-in, first-out basis. Inventory costs consist of material, direct labor and overhead. We periodically assess inventory for obsolescence and excess and reduce the carrying value by an amount equal to the difference between its cost and the estimated market value based on assumptions about future demand and historical sales patterns.

As of September 30, 2014, we had $13.7 million of inventory of which $6.3 million consisted of raw materials and components and $7.4 million consisted of completed systems, ink and other consumables. We recorded inventory write-offs in a total amount of $94,000 and $0.4 million for the years ended December 31, 2012 and 2013, respectively, and $53,000 for the nine months ended September 30, 2014.

Share-Based Compensation

Option Valuations

Under U.S. GAAP, we account for share-based compensation for employees in accordance with the provisions of the FASB’s ASC Topic 718 “Compensation—Stock Based Compensation,” or ASC 718, which requires us to measure the cost of options based on the fair value of the award on the grant date.

We selected the binomial option pricing model as the most appropriate method for determining the estimated fair value of options. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated financial statements based on the department to which the related employee reports.

The determination of the grant date fair value of options using the binomial option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables are estimated as follows:

•   Fair Value of our Ordinary Shares. Because our shares are not publicly traded, we must estimate the fair value of ordinary shares, as discussed in “—Ordinary Share Valuations” below.

•   Sub-Optimal Exercise Multiple. The sub-optimal exercise multiple represents an estimate of the amount of the increase in the fair value of our shares over the exercise price of the options at the date of expected exercise. We base this estimate on empirical studies of comparable third parties due to the lack of relevant exercise history for our company.

•   Risk-free Interest Rate. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options.

•   Volatility. The expected share price volatility was based on the historical equity volatility of the ordinary shares of comparable companies that are publicly traded with adjustments to reflect our capital structure.

•   Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

•   Expected forfeiture rates. The expected forfeiture rates were based on an analysis of our historical forfeiture rates.

If any of the assumptions used in the binomial option pricing model change significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted to employees during the periods presented. The number of options granted to non-employees was immaterial.

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014

Sub-optimal exercise multiple	3.0-3.5	3.0-10.0	3.0-10.0	3.5-4.0
Risk-free interest rate	0.1%-1.8%	0.1%-2.5%	0.1%-2.5%	0.1%-3.0%
Volatility	55%-71%	55%	55%	50%
Dividend yield	0%	0%	0%	0%

Ordinary Share Valuations

The following table presents the share options grants made between January 1, 2014 and the date of this prospectus and the related exercise price and estimated fair value per ordinary share at the grant date:

Date of Grant	Number of Shares Subject to Awards Granted	Exercise Price Per Share	Estimated Fair Value Per Ordinary Share at Grant Date
January 2014	31,000	$10.50	$26.75
April 2014	99,341	14.23	31.86
July 2014	20,991	13.54	41.34

In October 2014, we granted options to purchase 21,657 shares at an exercise price per share of $13.54. In November 2014, we granted options to purchase 37,863 shares with an exercise price per share of $13.54.

Based on the initial public offering price of $       per share, the intrinsic value of the awards outstanding as of September 30, 2014 was $      , of which $         related to vested options and $          related to unvested options.

In the absence of a public trading market for our ordinary shares, with respect to each grant date, we develop an estimate of the fair value of our ordinary shares in order to determine an exercise price for each share-based award. We have determined the fair value of our ordinary shares using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our board of directors exercised judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our ordinary shares, including contemporaneous and retrospective valuations of our ordinary shares performed by an unrelated valuation specialist, valuations of comparable peer companies, operating and financial performance, the lack of liquidity of our share capital, and general and industry specific economic outlook.

For our valuations performed with respect to grants made after January 1, 2014, the fair value of our ordinary shares was estimated using an income approach. The income approach estimates the aggregate enterprise value of our company based on the present value of future estimated cash flows. Cash flows are estimated for future periods based on projected revenue and costs. These future cash flows are discounted to their present values using an appropriate discount rate. The discounted projected cash flows and a terminal value are summed together to arrive at an indicated aggregate enterprise value under the income approach. In applying the income approach, we derived the discount rate from an analysis of the weighted-average cost of capital of a group of seven comparable public company industry peers as of each valuation date and adjusted it to reflect the risks inherent in our business cash flows. We derived the terminal multiple from an estimate of our normalized cash flow and estimated growth rate after five years.

We allocated the estimated enterprise value among different classes of our shares by applying an option pricing method, or OPM. Under the OPM, ordinary and preferred shares are treated as call options, with the preferred shares having an exercise price based on the liquidation preference of the preferred shares. Ordinary shares will only have value if funds available for distribution to the shareholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or initial public offering. The ordinary shares are modeled as call options with an exercise price equal to the liquidation preference of the preferred shares. The value of the call options is determined using the Black-Scholes-Merton option-pricing model. The OPM method requires significant assumptions; in particular, the time until investors in our company would experience an exit event and the volatility of our shares (which we determined based on the same public companies with business and financial risks comparable to our own).

We applied a discount to the resulting valuation due to the lack of marketability of our ordinary shares. We calculated this using a put option model based on the Finnerty model. The significant assumptions involved were the same as described above.

The dates of our valuations did not always coincide with the dates of our share-based compensation grants. In such instances, management’s estimates were based on the most recent valuation of our ordinary shares. For grants occurring between valuation dates, for financial reporting purposes, we applied a straight-line calculation considering the preceding and subsequent valuations and our assessment of additional objective and subjective factors we believed were relevant as of the grant date.

Taxes

We are subject to income taxes principally in Israel and the United States. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We recognize income taxes under the liability method. Tax benefits are recognized from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves when facts and circumstances change, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effects of any reserves that are considered appropriate, as well as the related net interest and penalties.

We recognize deferred tax assets and liabilities for future tax consequences arising from differences between the carrying amounts of existing assets and liabilities under U.S. GAAP and their respective tax bases, and for net operating loss carryforwards and tax credit carryforwards. We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. To make this judgment, we must make predictions of the amount and category of taxable income from various sources and weigh all available positive and negative evidence about these possible sources of taxable income.

While we believe the resulting tax balances as of December 31, 2012 and 2013 and September 30, 2014 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. We have filed or are in the process of filing local and foreign tax returns that may be audited by the respective tax authorities. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement; however, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statute of limitations on potential assessments expire.

Quantitative and Qualitative Disclosure about Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Foreign Currency Exchange Risk

Due to our international operations, currency exchange rates impact our financial performance. In 2013, approximately 82% of our revenues were denominated in U.S. dollars and 18% of our revenues were denominated in Euros. Conversely, in 2013, approximately 73% of our purchases of raw materials and components of our systems and ink and other consumables are denominated in either NIS or in NIS prices that are linked to U.S. dollars. Similarly, a majority of our operating costs, which are largely comprised of labor costs, are denominated in NIS, due to our operations in Israel. Accordingly, our results of operations may be materially affected by fluctuations in the value of the U.S. dollar relative to the NIS and the Euro.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS against the U.S. Dollar (%)
2011	(4.1)
2012	7.8
2013	(6.4)
2014 (through September 30, 2014)	(3.3)

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS. A 10% increase or decrease in the value of the NIS against the U.S. dollar would have decreased or increased our net income by approximately $2.8 million in 2013 and by approximately $2.5 million in the nine months ended September 30, 2014.

For purposes of our consolidated financial statements, local currency assets and liabilities are translated at the rate of exchange to the U.S. dollar on the balance sheet date and local currency revenues and expenses are translated at the exchange rate at the date of the transaction or the average exchange rate dollar during the reporting period to the United States.

Although we have not hedged against these risks formally in the past, in 2013 we converted U.S. dollars to NIS a few weeks in advance of anticipated large NIS expense payments (such as payroll expenses) to hedge against the potential devaluation of the U.S. dollar relative to the NIS prior to the dates for such payments. We will continue to monitor exposure to currency fluctuations. Instruments that may be used to hedge future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations.

Other Market Risks

We do not believe that we have material exposure to interest rate risk due to the fact that we have no long-term borrowings.

We do not believe that we have any material exposure to inflationary risks.

Off-Balance Sheet Arrangements

Since our inception, except for standard operating leases, we have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

New and Revised Financial Accounting Standards

The JOBS Act permits emerging growth companies such as us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) “Revenue from Contracts with Customers.” ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2014-09 on our consolidated financial statements.

INDUSTRY

Overview

The retail value of the global textile industry was over $1 trillion in 2013 and is projected to grow between 2% and 5% annually through 2018, according to a November 2014 report published by InfoTrends, a provider of market intelligence on the digital imaging industry. The global printed textile industry represents a sub-segment of the global textile industry. The global printed textile industry involves printing on fabric rolls, finished garments and unsewn pieces of cut fabric at various stages along the value chain in the production of goods for the apparel, household, technical and display end markets.

There is a diverse ecosystem of businesses that utilize textile printing processes, such custom decorators, online businesses, brand owners and contract printers. Custom decorators of varying sizes use their own manufacturing facilities to print promotional, sports, educational and souvenir products. Online businesses use textile printing in a “produce to order” business model through online platforms that facilitate the rapid printing and shipping of customized and personalized goods to consumers. Brand owners typically use contract printers for textile production and printing and are increasingly aware of the benefits of various printing processes, which influences their choice of contract printer.

According to a 2014 report by Smithers Pira, a provider of market intelligence on the printing industry, the vast majority of the 33 billion square meters of annual output of the global printed textile industry, which can be categorized into clothing, household, technical and display applications, is currently produced using analog printing methods, specifically screen printing, using carousels for printing on garments and rotary screen printers for printing on rolls of fabric. The Pira report estimates that digital printing produces 650 million square meters of output, representing approximately 2% of total annual global printed textile output. According to the Pira report, digital textile printing output is forecasted to grow at 20% per year for the foreseeable future. Within digital textile printing, clothing applications represent the greatest amount of digital printed textile output and are projected to grow at a faster rate than household, technical and display applications.

The Pira report estimates that global revenue from digital textile printing equipment and ink will grow from $1.5 billion in 2014 to $3.2 billion in 2019, representing a 17% compound annual growth rate. Ink revenues represent approximately 50% of the total global revenue. There is currently a global installed base of approximately 35,000 digital textile printers.

Trends in the Textile Printing Market

Textile printing is most commonly conducted using an analog printing method known as screen printing, which includes rotary screen printing and manual or automated carousel screen printing techniques. Rotary screen printing involves passing rolls of fabric through rotating cylinders that are engraved with the image or design to be printed, whereas carousel screen printing involves squeezing ink onto fabric through purpose-built mesh stencils.

Digital printing, which uses specially engineered inkjet heads to print designs and patterns directly onto fabrics, currently represents a small, but rapidly growing, portion of the global printed textile industry. Digital textile printing allows a full image or design to be printed on a garment or cut fabric in one manufacturing step compared to multiple steps in an analog printing process. Digital textile printing gives manufacturers the ability to print small runs in a cost-effective manner with a minimum order quantity of one unit. Demand for digital equipment and consumables is expanding due to the increasing acceptance of digital textile printing processes among industry participants and in order to respond to the following trends:

•   Increased demand for variety and complexity of images and designs. In order to distinguish themselves from the masses, consumers demand, and brand owners seek to supply, a wide range of styles that are innovative and diverse.

•   Mass customization and personalization. We believe consumers are increasingly seeking the ability to customize products by choosing preferred features from a menu of options, or the ability to personalize products by adding an individualized pattern.

•   Reduced time between design and production. The digital textile printing process allows for samples to be quickly produced, evaluated, and modified, which permits brand owners to increase the frequency and variety of replenishment cycles in response to fashion trends.

•   Focus on reducing risk of excess inventory. The costly and time-consuming upfront setup required in analog production methods is avoided when using digital printing technologies. Therefore, digital printing enables the cost efficient production of a smaller quantity of garments which mitigates excess inventory risk and improves profitability.

•   Environmentally friendly production. Regulatory bodies and consumers are increasingly focused on social responsibility and eco-friendly manufacturing, demanding that custom decorators, online businesses, brand owners and contract printers reduce the negative environmental impact of textile treatment and dyeing, which represents a significant portion of total industrial waste water. Digital textile printing significantly reduces industrial water consumption and discharge of toxic chemicals by eliminating the need to wash screens for color changes and repeated use. We believe that this results in reduced environmental impact and, in turn, enables manufacturers to comply with regulatory and brand guidelines at a location of their choosing.

•   Reduced labor and physical space requirements. Digital textile printing requires significantly less labor to print an equivalent output due to the significant reduction in process steps. The digital textile printing process also reduces the need for floor space for manufacturing equipment by eliminating certain process steps and by consolidating multiple process steps into a single printing system. The combination of labor savings and smaller shop floor footprint, coupled with lower energy consumption and a lack of environmental impact, enables manufacturers to move production closer to consumers in a cost-effective manner.

Overview of Textile Printing Processes

The graphic and accompanying description below present various textile printing processes:

Analog Printing Processes

Screen printing is the most commonly used printing process for textiles. The two primary methods of screen printing are rotary screen printing and automated carousel screen printing.

The following chart summarizes the key steps involved in the analog printing process:

•   Rotary screen printing. Rotary screen printing involves multiple, time-consuming process steps. Rolls of fabric pass through rotating cylinders that are engraved with the image or design to be printed. Each cylinder then applies ink of a different color, which forms part of the image or design. This process is generally used to print a pattern on a fabric roll that is then cut and sewn into finished products. Rotary screen engraving is a costly process that takes between four and five hours per cylinder and is frequently done offsite. Preparation of colors typically takes an additional 30 minutes and the setup of the printer itself typically takes nearly 1.5 hours. The process can require up to seven people. The maximum size of an image or design is limited based on the circumference of the cylinders, which is typically no more than 60 centimeters.

The following chart depicts the analog rotary screen printing process:

•   Automated carousel screen printing. In automated carousel screen printing, a blade or squeegee squeezes printing paste or ink through mesh stencils onto fabric. The process typically employs a series of printing stations arranged in a carousel. At each station, one color of ink is pressed through specially prepared mesh stencils, or screens, on to the textile surface. Between color stations, there are also flash drying stations and cool down stations to ensure that deposited ink does not inadvertently mix with the next color to be applied. Preparation of the mesh stencils is a specialized process and its complexity is a function of the number of discrete color separations and screens that need to be prepared for a given design. The process of color separations, film production, and screen exposure and alignment, typically takes approximately 1.5 hours for six colors. Once the screens and color separations are complete, preparation of the carousel typically takes between 40 and 60 minutes. After being manually loaded, the textile moves along the carousel from station to station where each color is applied separately. Unlike rotary screen printing, carousel screen printing does not require fixing the image or design with steam or hot air and, in most cases, does not require washing and drying the textile afterward.

The following chart depicts the automated carousel screen printing process:

Digital Printing Processes

Digital textile printing uses specially engineered inkjet heads, rather than screens and cylinders or mesh stencils, to print images and designs directly onto fabrics. As such, the use of digital technology eliminates multiple complicated, costly and time consuming steps, such as screen preparation or cylinder engraving, preparation of pastes or inks, and screen or cylinder alignment.

Most fabrics need to be pre-treated before printing by submerging them in a solution that is designed specifically for the type of fabric and ink being used. This coating process is essential for achieving the desired chemical reaction between the ink and the fabric. The fabric is dried following pre-treatment. After the ink drops are applied, the printed fabric undergoes a process of fixation that is also specific to the type of fabric and ink being used. Digital textile printing generally uses either dye-based or pigment-based ink.

The digital textile printing market principally includes two types of printing processes:

•   Direct-to-Garment (DTG). In DTG printing, an inkjet printer prints directly on the textile. DTG printing allows for printing images and designs onto finished textiles, such as t-shirts that have already been sewn and dyed. The following chart summarizes the key steps involved in the DTG printing process:

•   Roll-to-Roll (R2R). In R2R printing, rolls of fabric pass in-line through wide-format inkjet printers that are utilized to directly print images and designs onto rolling fabric. The following chart summarizes the key steps involved in the R2R printing process:

Recent technological developments in digital printing have supported the adoption of digital printing by the global printed textile industry, including by leading fashion designers, apparel brands, and contract manufacturers. Digital printing systems are now capable of printing increasingly large volumes of textiles with complex, customized images and designs at high throughput levels, which have enabled the global printed textile industry to harness the advantages of digital textile printing in a cost-effective manner. Additionally, the growth of e-commerce has given rise to many online apparel and home décor vendors who are unencumbered by legacy manufacturing processes and who rely primarily on digital printing systems to serve their large customer bases. As a result of these trends, we believe that the global printed textile industry offers a significant and rapidly growing market for digital printing solutions.

BUSINESS

Overview

We develop, design and market innovative digital printing solutions for the global printed textile industry. Our vision is to revolutionize this industry by facilitating the transition from analog processes that have not evolved for decades to digital methods of production that address contemporary supply, demand and environmental dynamics. We focus on the rapidly growing high throughput, direct-to-garment, or DTG, segment of the printed textile industry. Our solutions include our proprietary digital printing systems, ink and other consumables, associated software and value added services that allow for large scale printing of short runs of complex images and designs directly on finished garments. Our solutions are differentiated from other digital methods of production because they eliminate the need to pre-treat fabrics prior to printing, thereby offering custom decorators, online businesses, brand owners and contract printers the ability to digitally print high quality images and designs on a variety of fabrics in a streamlined and environmentally-friendly manner. When compared to analog methods of production, our solutions also significantly reduce production lead times and enable customers to more efficiently and cost-effectively produce smaller quantities of individually printed designs, thereby mitigating the risk of excess inventory, which is a significant challenge for the printed textile industry.

There are a number of trends within the global printed textile industry that we believe are resulting in greater demand for our solutions. Consumers are increasingly seeking to differentiate themselves by wearing customized and personalized garments with colorful and intricate images and designs. Brand owners and contract printers are seeking methods to shorten time to market and reduce production lead times in order to more efficiently and cost-effectively produce smaller runs of printed textiles and reduce the risk of excess inventory while concurrently meeting consumer demands. Simultaneously, regulatory bodies and consumers are increasingly focused on social responsibility and eco-friendly manufacturing, demanding that printed textile manufacturers reduce the negative environmental impact associated with the manufacturing of printed textiles. Our solutions address these trends by enabling our customers to print in a time efficient, cost-effective and environmentally friendly manner.

We have developed and offer a broad portfolio of differentiated digital printing solutions for the DTG market that provide solutions to challenges faced by participants in the global printed textile industry. Our DTG solutions utilize our patented wet-on-wet printing methodology that eliminates the common practice of separately coating and drying textiles prior to printing. This methodology also enables printing on a wide range of untreated fabrics, including cotton, wool, polyester, lycra and denim. With throughputs ranging from 40 to 300 garments per hour, our entry level and high throughput DTG solutions are suited to the needs of a variety of customers, from smaller commercial operators with limited budgets to mass producers with mature operations and complex manufacturing requirements. Our patented NeoPigment ink and other consumables have been specially formulated to be compatible with our systems and overcome the quality-related challenges that pigment-based inks have traditionally faced when used in digital printing. Our software solutions simplify workflows in the printing process, by offering a complete solution from web order intake through graphic job preparation and execution. We also offer customers maintenance and support services and value added services aimed at optimizing the use of our systems.

Building on the expertise and capabilities we have accumulated throughout our history in developing and offering differentiated solutions for the DTG market, we are in the advanced stages of finalizing a digital printing solution aimed at another segment of the printed textile industry, the roll-to-roll, or R2R, market. While the DTG market generally involves printing on finished garments, the R2R market is focused on printing on fabrics that are subsequently converted into finished garments. Our R2R solution utilizes our proprietary wet-on-wet printing methodology and houses an integrated dryer within the system. We believe it will be the first single-step, stand-alone R2R digital textile printing solution available on the market. We plan to market our R2R solution, the Allegro, to online businesses that require large variety and limited quantity orders and to fabric converters, who source large quantities of fabric and convert untreated fabrics into finished materials to be sold to garment and home décor manufacturers. We are targeting the commercial launch of the Allegro in the next 18 months and believe it will offer us a significant opportunity for growth.

We were founded in 2002 in Israel, shipped our first system in 2005 and, as of September 30, 2014, had an installed base of over 1,200 systems globally. As of September 30, 2014, we had 254 employees located across four regions: Israel, the United States, Europe and the Asia Pacific region. For the fiscal year ended December 31, 2013, we generated revenues of $49.4 million, representing an increase of 26.1% over the prior fiscal year, and recorded net income of $1.1 million. In 2013, we generated 56.2% of our revenues from the Americas, 29.0% from EMEA and 14.8% from the Asia Pacific region. For the nine months ended September 30, 2014, we generated revenues of $47.5 million, representing a 38.9% increase compared to the nine months ended September 30, 2013, and recorded net income of $1.8 million. For the nine months ended September 30, 2014, we generated 54.1% of our revenues from the Americas, 29.3% from EMEA and 16.6% from the Asia Pacific region.

Our Competitive Strengths

The following are our key competitive strengths:

•   Leading player in fast-growing digital DTG printing market. We are a leading player in the fast-growing digital DTG printing market based on our sales and installed base of more than 1,200 systems globally. According to the Pira report, global revenue from digital textile printing equipment and ink is expected to grow at a 17% compound annual growth rate between 2014 and 2019. In 2013, we grew our revenues 26.1% compared to 2012 and, in the nine months ended September 30, 2014, we grew our revenues 38.9% compared to the same period in 2013. We believe that high throughput DTG and R2R applications in the textile printing market are positioned to grow at a rate greater than the 17% projected industry growth rate between 2014 and 2019, as estimated by the Pira report. The Pira report estimates that the DTG market has an addressable opportunity of five to 10 billion garments a year, with over 300,000 sites globally printing primarily t-shirts and other apparel.

•   Disruptive technology that enables our customers to adopt new or improve existing business models. The flexibility that our digital printing solutions provide to our customers, including custom decorators, online businesses, brand owners and contract printers, enable them to develop new or improve their existing business models. Custom decorators utilize our solutions to produce short to medium runs of high-quality customized garments quickly and efficiently, enabling them to increase average selling prices compared to screen printed garments. For online businesses, our solutions facilitate the creation of “produce to order” garment production with minimum order quantities of one unit, at high average selling prices, while achieving significant margins. Brand owners benefit from our solutions’ streamlined pre- and post-treatment processes that allow them to handle production needs in house as they reduce labor, physical space requirements, industrial water consumption and eliminate the need for waste water clearing mechanisms. Our solutions also benefit high-volume contract printers that provide printing services to brand owners and high-end garment manufacturers by allowing them to print high resolution images and designs at qualities that meet high fashion standards.

•   Attractive business model. We currently offer a broad portfolio of differentiated digital printing solutions for the digital DTG market. Our existing and growing installed base of systems results in recurring sales of ink and other consumables, which are specially formulated to enable our systems to operate at the highest throughput level. Recurring sales of ink and other consumables have historically offered us a degree of visibility into a significant component of our results of operations. We believe that our recurring sales model also enables us to foster close customer relationships as it facilitates ongoing engagement with our customers, which positions us to provide tailored solutions and expand our ability to provide value added services to our customers.

•   Robust intellectual property portfolio driven by an innovation-based culture. Our intellectual property portfolio reflects over a decade of significant investments in digital textile printing, which we believe creates significant barriers to entry. We have developed a strong base of technology know-how, backed by our portfolio of intellectual property, featuring 17 issued patents and nine pending patent applications, covering wet-on-wet printing methodology, ink formulations, printing processes and related methods and systems. Our team of over 50 researchers and developers, including chemists, electrical engineers, system engineers and mechanical engineers, ensures that our systems remain technologically advanced, and are well engineered, user-friendly and highly reliable.

•   Extensive product portfolio and strong new product pipeline. With throughputs ranging from 40 to 300 garments per hour, our DTG systems are suited for smaller commercial operators with limited budgets, as well as mass producers with mature operations and complex needs. In addition, we plan to introduce two new solutions to market: the Allegro and the Vulcan. We are targeting a commercial launch of our Allegro system, a one-step, integrated R2R printing and drying system, in the next 18 months. We are also targeting a commercial launch of our Vulcan system, a cost-effective digital substitution for carousel screen printing that enables mass production of customized garments for the DTG market, in the next 24 months. We believe both solutions will offer capabilities that no other player in the global printed textile industry currently offers and will further strengthen our leading position in the digital printed textile market as well as provide additional growth opportunities for our business.

•   Environmentally friendly printing processes. A significant portion of global industrial water pollution comes from textile treatment and dyeing. We believe that environmental factors are beginning to assume a significant role in the decision-making process of our existing and potential customers, with an increasing number of countries adopting restrictions on the use of technologies like screen printing that generate significant wastewater. Our printing process eliminates the need for separate pre-treatment, as well as steaming, washing or rinsing of textiles during the printing process, which leads to a significant reduction in water consumption compared to conventional printing methods. In addition, our inks are biodegradable and certified by leading industry groups as being safe for system operators, consumers and the environment. Finally, our systems offer energy saving processes that result in the use of significantly less power compared to traditional printing processes. We believe that these environmental benefits will further drive market penetration of our solutions and enable manufacturers to move production closer to the consumer in a cost-effective manner.

•   Experienced management team. We believe that our management teams’ industry expertise, long history with our company and extensive experience in running global publicly traded companies will enable us to execute our growth strategy. Our Chief Executive Officer, Gabi Seligsohn, was the President and Chief Executive Officer of Nova Measuring Instruments (NASDAQ:NVMI) for seven years prior to joining our company. Our Chief Financial Officer, Guy Avidan, was most recently the Chief Financial Officer of Audiocodes (NASDAQ:AUDC). Mr. Seligsohn and Mr. Avidan bring extensive experience of managing publicly traded companies. Our founder and Chief Technology Officer, Ofer Ben-Zur, has over 20 years of digital printing experience. Our Executive Vice President of Sales, Sarel Ashkenazy joined our company in 2004 and together with Mr. Ben-Zur, have helped us to develop into a strong global player.

Our Strategy

The following are the key elements of our growth strategy:

•   Capitalize on continued growth of the digital DTG market. We believe there is an opportunity to expand our presence in the growing digital DTG market by increasing sales to existing customers, gaining new customers, introducing new applications, developing new features and functionality, improving system reliability and expanding customer know how in order to drive increased utilization of our systems. In order to achieve these goals, we plan to extend and deepen our presence in the geographies we currently serve as well as align our product roadmap with these opportunities. We also intend to further invest in our direct sales and marketing teams and application development professionals in order to better inform customers and prospective customers about the benefits of digital textile printing and the capabilities of our solutions, through direct communication as well as participation in trade shows and online advertising.

•   Focus on fast-growing web-to-print businesses. We are increasingly focusing our marketing efforts on online companies whose business models are focused on mass customization and personalization. We already serve dozens of established web-to-print customers throughout the world, some of whom are expanding their businesses at exponential rates. In order to continue to do so, we intend to increase our direct sales force and, with our channel partners, identify strategic accounts that offer the opportunity for long-term business partnerships. We believe our technology is ideally suited for web-to-print businesses because it efficiently allows manufacturers the ability to print on-demand, small runs in a cost-effective manner and with excellent quality, starting with a minimum order quantity of one unit.

•   Drive adoption of digital DTG printing solutions by customers who primarily use screen printing carousels.  A majority of DTG printing jobs are done today utilizing screen printing carousels. While we have started to penetrate this market by offering standalone DTG solutions, such as our Avalanche and Storm II systems, we plan to deepen our penetration and further transition users of these analog systems to digital printing technologies through our Paradigm II system. Paradigm II integrates into existing screen printing carousels and allows manufacturers to combine complex images and designs printed digitally with multiple embellishment effects, such as glitter, silicon, gel and burnout, typically performed using screen printing.

•   Extend our technological leadership through ongoing research and development and continuing to introduce new products. We will seek to continue to differentiate ourselves and extend our technological leadership by investing in research and development. We intend to leverage our customer relationships to identify emerging industry needs and innovate and develop new intellectual property and applications that address those needs. We are also developing new systems and intend to develop and introduce additional systems in the future. Our product pipeline includes an industrial R2R system, the Allegro, which is expected to launch commercially in the next 18 months. We expect our Allegro system to be the first R2R printing system to allow for one-step R2R digital printing, versus existing digital R2R printers which require at least four pre- and post-processing steps. We also intend to leverage the success of our existing DTG solutions by introducing the Vulcan system, which will offer an alternative to carousel screen printing. The Vulcan will enable customers to print small runs at throughputs comparable to those achieved through carousel screen printing. We expect to launch the Vulcan commercially in the next 24 months.

Our Systems

Our line of DTG systems offers a range of performance options depending on the needs of the customer. These options include the number and size of printing pallets, number of print heads, printing throughput and process ink colors, as well as other customizable features. We categorize our DTG systems into two groups that are focused on the high throughput segment of the DTG market.

•   Entry Level. Our entry level systems consist of our Breeze and Thunder systems. These systems reduce the need for floor space for manufacturing equipment by eliminating certain process steps and by consolidating multiple process steps into a single printing system. The Breeze and Thunder allow businesses to adopt digital technology with a limited upfront investment and use the same technology as our high throughput systems but with smaller garment printing areas and at lower throughput levels.

•   High Throughput. Our high throughput systems, which consist of our Avalanche family of systems, Storm II and Paradigm II, offer high throughput printing capabilities and are designed for customers who conduct large scale printing of small runs of a variety of images and designs.

All of our DTG systems utilize our patented wet-on-wet printing methodology that involves spraying a wetting solution on the fabric before applying our proprietary pigment-based inks. This unique capability enables our systems to reach high throughput levels while still producing high quality images and designs. The wetting solution prevents the ink from bleeding into the textile and fixes the ink drops, which enables digital printing with high color-intensity and image sharpness. This methodology eliminates the common practice of separately coating and drying textiles prior to printing and allows for printing on a wide range of untreated fabrics.

DTG Systems

The following table summarizes key aspects of our DTG systems, all of which are compatible with a wide range of fabrics, including cotton, wool, polyester, lycra and denim and print at maximum resolutions ranging from 600 to 630 DPI:

System	Target Customer	Max. Throughput	Colors	Max. Printing Area
Breeze	Entry Level	40/hour	CMYK + White	14 x 18 in
Thunder	Entry Level	80/hour	CMYK + White	14 x 18 in
Storm II	High Throughput	150/hour	CMYK + White	20 x 28 in
Avalanche 1000	High Throughput	300/hour	CMYK + White	23.5 x 35 in
Avalanche Hexa	High Throughput	250/hour	CMYKRG + White	23.5 x 35 in
Avalanche DC Pro	High Throughput	200/hour	CMYK + White + Discharge ink	23.5 x 35 in
Avalanche	High Throughput	200/hour	CMYK + White	23.5 x 35 in
Paradigm II	High Throughput	200/hour	CMYK	15.5 x 19.5 in

Systems under Development

Our systems under development consist of a R2R system, the Allegro, and a DTG system, the Vulcan.

•   Allegro. Our Allegro system is the first R2R printing system to allow for one-step R2R printing, while most existing R2R printers require six steps. The Allegro is in beta testing at three customer sites and we are targeting its commercial launch within the next 18 months. The Allegro takes advantage of our patented wet-on-wet methodology to allow for in-line printing on various fabrics, without requiring a separate pre-treatment process, thereby avoiding the need to use textiles that are specifically designed for digital printing. The Allegro is designed to achieve high throughputs and does not require water or steam for any part of the printing process, making it friendly to the environment.

•   Vulcan. Our Vulcan system is targeted at producing a high number of small runs and is designed to replace or complement analog carousel printing. We expect to begin beta testing of the Vulcan at customer sites in 2015 and are targeting its commercial launch within the next 24 months. Given the Vulcan’s ease of setup and high throughput levels, we are seeking to disrupt the core screen printed textile industry and target replacement of a significant installed base of automated carousels. The Vulcan also capitalizes on our advanced print head and ink technology to limit waste, allowing for installation in locations where carousels cannot be installed due to environmental, health and safety laws and regulations.

Ink and Other Consumables

Our ink and other consumables consist of our patented NeoPigment ink, proprietary binding agent, priming fluid, wiping fluid, and flushing fluid. Our pigment based inks are available in seven colors and are formulated for use exclusively in our systems. Our patented wet-on-wet printing methodology combines the use of pigments rather than dyes in conjunction with our proprietary binding agent, and allows us to print on a wide range of fabrics without the need for a separate pre-treatment process or system reconfiguration, resulting in minimal setup times for each run and high throughput levels. We are also investing in the development of new ink formulas for our new systems and in order to expand the range of fabrics on which we can print and further improve the quality of our high resolution images and designs.

We have developed two patented methods for printing on dark or colored fabrics. The first method involves printing a layer of specially formulated white ink as a base upon which to print colored images and designs. Printing on top of this foundation enhances color intensity and creates contrast against the dark or colored fabric. In addition, we have developed a patented discharge ink for printing on dark or colored fabrics. The discharge ink bleaches the fabric dye and applies colored ink in the locations where the discharge ink removed the fabric dye. This method, which is primarily used by brand owners and contract printers, allows the printing of high resolution images and designs without compromising the texture or feel of the garment.

Integrated Software

All of our systems arrive with our QuickP Production software installed. QuickP Production is a basic interface that allows users to control key operating parameters of our systems, such as ink dots per inch, or DPI, and import image files created using other Ruster Image Processing, or RIP, software. Almost all of our customers also purchase our QuickP Designer software. QuickP Designer is a software package that combines our own internally developed RIP software with other print job management capabilities and allows greater control over the image design process than QuickP Production, such as the ability to resize and reposition images and improve image quality. A single QuickP Designer license can be used to support multiple Kornit systems. We also offer our QuickP Plus 2.0 software suite, which provides customers with a full workflow solution from acceptance of online orders through production via our web application server. QuickP Plus 2.0 is at an early stage of adoption by customers and is currently installed at a few of our customer sites.

Our Services

Our services consist of maintenance and support, and professional services. We are seeking to increase the number of customers that rely on us to provide services for their systems by expanding our service capabilities. In addition to driving gross margin improvement, we believe this will provide us an opportunity for direct contact with customers with the goal of reducing system down-time, educating customers about optimal use of our systems to drive increased utilization, expanding the variety of print applications and increasing sales of post-warranty service contracts and other professional application development services.

Maintenance and Support

Our systems include a one-year warranty, which covers parts, labor and remote support. Our customers can also purchase an additional year of warranty coverage in conjunction with their initial purchase of our systems. Thereafter, customers can renew maintenance and support contracts for additional periods by purchasing a maintenance and support package that covers remote support, software upgrades and onsite yearly maintenance. In the United States, we provide maintenance and support directly to our customers. In EMEA, we provide maintenance and support to approximately half of our customers, depending on their location. In the Asia Pacific region, our independent distributors provide initial maintenance and support, and we provide second-line support when needed.

Professional Services

Our systems are designed such that customers can operate them without our assistance or that of our independent distributors. However, nearly all customers purchase our basic installation package and some take our advanced training program. Our advanced training program is an onsite tutorial ranging from three to five days, which includes customized consulting aimed at optimizing the use of our systems. Courses are also provided at our regional offices. We continuously seek to expand the number and content of the training programs. We provide professional services to customers in all regions.

Our Customers

Our diverse global customer base consisted of more than 800 customers as of September 30, 2014. Our customers include custom decorators, online businesses, brand owners and contract printers.

•   Custom Decorators. Our custom decorator customers produce and sell decorated garments, mostly t-shirts. Our systems allow custom decorators to produce short to medium runs of high-quality customized garments quickly and efficiently, which enables them to increase average selling prices and margins compared to their screen printed garments.

•   Online Businesses. The business model of our online business customers is based on “produce to order” garments, often in quantities of one, at high average selling prices and significant margins. Since the online customized apparel business is growing quickly, most of our online business customers serve more than one website and have multiple systems on their production floors. Some of these customers look to us to link them with other users of our systems around the world, to cater to their own global customer base, enabling them to shorten delivery times for the orders they process through their websites. Our systems’ one-step printing process allows these customers to produce customized garments with short setup time.

•   Brand owners. Most brand owners use contract printers to produce their garments. Our systems offer an alternative to outsourcing in cases where brand owners prefer to handle their production needs in house. Several brand owners that own full or partial production capacity are adopting digital textile printing technology to achieve innovation in design, greater customization and shorter lead times to market, which our systems facilitate.

•   Contract Printers. Contract printers are high volume producers that are seeking industrial scale and cost-effective printing solutions. They provide printing services to brand owners and high-end garment manufacturers and primarily use analog printing technologies. Our contract printer customers typically purchase our Avalanche family of products for high productivity as well as our Paradigm II DTG system, which allows them to combine complex images and designs with multiple embellishment effects, such as glitter, silicon, gel and burnout, into their ordinary screen printed textiles.

Sales and Distribution

Our go to market strategy consists of a hybrid model of indirect and direct sales. We sell the majority of our solutions through a global network of independent distributors and value added resellers that we refer to as our channel partners. Our channel partners, in turn, sell the solutions they purchase from us to customers for whom we provide installation services, or sell and install our solutions on their own. Our channel partners work closely with our sales force and assist us by identifying potential sales targets, closing new business and maintaining relationships with and, in certain jurisdictions, providing support directly to our customers. Almost all of our independent distributors have our systems available for tradeshows, product demonstrations at their facilities, and other promotional activities. As of September 30, 2014, our global network of channel partners consisted of approximately 50 independent distributors and resellers. Sales by our distributors accounted for approximately 72% of our revenues during the nine months ended September 30, 2014 and approximately 63% in 2013. In addition to working closely with our channel partners, our direct sales force engages in direct sales in certain geographies, and also with our largest customers, irrespective of their location.

The substantial majority of our sales in North America are performed through independent distributors. Hirsch International Corporation and SPSI, Inc. were our top two independent distributors by revenues in 2013 and during the nine months ended September 30, 2014, accounting for 20% and 24% of our revenues in each such period in the case of Hirsch, and 13% and 16% of our revenues in each such period in the case of SPSI, respectively. We entered into distributor agreements with Hirsch and SPSI, dated April 1, 2014, each with an initial term of three years, which will renew automatically for successive one-year periods unless one party notifies the other party that it does not wish to renew the agreement, by providing 90 days’ notice prior to the end of the initial term of renewal period, as applicable. Our agreement with Hirsch is a non-exclusive distribution contract across North America, including 28 states concentrated on the East and West Coasts, as well as five Canadian provinces. Our agreement with SPSI is a non-exclusive distribution contract across the United States, including 20 states mainly in the Midwest, Northwest, and Southwest regions. For both distributors, we maintain projected sales plans for a number of different print systems on a yearly basis and there is a minimum yearly sales requirement for systems and ink and other consumables.

Marketing

Our marketing strategy is aimed at positioning us as a global leader in digital textile printing. We are focused on increasing awareness of our brand and communicating the benefits of our disruptive technology and how it addresses market needs in order to develop leads and increase sales to existing customers. We market our systems as a comprehensive solution to the growing trend towards mass customization and personalization. We seek to execute our strategy by leveraging a combination of internal marketing professionals and a network of channel partners to communicate the value proposition and differentiation of our systems, generating qualified leads for our direct sales force and channel partners. By investing in analytics-driven lead development and through detailed interactions with key customers, we seek to create and update our product roadmaps and individual marketing plans to optimize distribution while helping facilitate the process of release, ramp-up and sales.

We use a variety of advanced inbound and outbound online marketing methods to reach and communicate with potential customers. Inbound methods include a variety of online marketing strategies comprised of search marketing (for example, search engine optimization and pay per click advertising), social media, blogs, syndication, webinars and white papers. Outbound channels include a fully automated e-mailer and web based customer nurturing and scoring process, as well as more traditional marketing methods such as print advertisements, direct mail and e-mail, tradeshows, newsletters and referrals. In addition, we have developed domestic and international onsite demonstration capabilities in our regional offices in the United States, Germany, Hong Kong and China and we also rely on demonstration facilities setup by our channel partners.

Manufacturing, Inventory and Suppliers

Manufacturing

The majority of our systems are assembled by ITS Industrial Techno Logic Solutions Ltd., or ITS, at its facilities in Kfar Saba, Israel. A portion of our systems are assembled by IFAT Technologies Ltd., or Ifat, at its facilities in Rehovot, Israel. Aside from our print heads, we source most of the components of our systems directly, which we believe allows us to manage our material costs and take advantage of the overall volume of systems manufactured at both facilities without the overhead of having in house manufacturing.

We entered into our first manufacturing agreement with ITS in May 2009. We replaced that agreement with a new agreement dated November 19, 2014 pursuant to which ITS manufactures the Avalanche, Avalanche 1000, Storm II, and Allegro systems in accordance with our bill of materials, drawings and designs. The initial term of the new agreement is for two years and it renews automatically for successive one-year periods thereafter unless either party notifies the other party that it does not wish to renew the agreement by providing 30 days’ notice prior to the end of the initial two-year term or any subsequent one-year renewal term. Prices are set forth in the agreement and are determined separately with respect to the printers, services and raw materials.

Ifat manufactures some of our Avalanche systems and our Breeze, Thunder and Paradigm II systems on a purchase order basis in accordance with our bill of materials, drawings and designs.

We produce and bottle our ink and other consumables at our facility in Kiryat Gat, Israel using raw materials purchased from various suppliers for milling pigments and mixing, bottling and packaging.

Inventory and Suppliers

We purchase our print heads from FujiFilm Dimatix, Inc., or FDMX, and then customize them at our Kiryat Gat, Israel facility, for optimal use in our systems. We maintain an inventory of parts to facilitate the timely assembly of our systems and for servicing our installed base. Most components are available from multiple suppliers, although certain components used in our systems and consumables are only available from single or limited sources.

The print heads for our systems are supplied by a sole supplier, FDMX. We entered into an agreement with FDMX, dated January 6, 2006, as amended, pursuant to which FDMX sells us print heads and additional by-products, including ink. Under the agreement, we are entitled to sell, lease and use the FDMX products and components subject to certain limitations, including the use of FDMX products or components for applications other than printing images and designs on textiles, reselling print heads other than as integral components of our systems, or as spare or replacement parts, and distributing in markets reserved by FDMX. The agreement with FDMX also provides that we are required to make an additional semi-annual payment to FDMX based on the amount of inks and other consumables, other than inks and other consumables sold by FDMX, that we sell over a relevant period or, if we do not sell ink and other consumables, a payment based on sales of our systems. The agreement renews automatically for successive one-year periods unless one party notifies the other party that it does not wish to renew the agreement by providing 90 days’ notice prior to the end of the current term, which ends on January 5, 2016. Our agreement further provides that FDMX may, at its option, discontinue products supplied under the agreement, provided that we are given 180 days’ notice of the planned discontinuance and are provided with an end of life purchase program.

The emulsion used in our ink is supplied by BG Bond, a subsidiary of Ashtrom Ltd., a large Israeli industrial company. We currently purchase the emulsion on a purchase order basis.

We consider our single and limited-source suppliers to be reliable, but the loss of any one of these suppliers could result in the delay of the manufacture and delivery of our systems. In order to minimize the risk of any impact from a disruption or discontinuation in the supply of print heads, emulsion or components from limited source suppliers, we maintain an additional inventory of such components. Nevertheless, such inventory may not be sufficient to enable us to continue supplying our products during the period that may be required to locate and qualify a new supplier. See “Risk Factors—If our relationships with suppliers, especially with single source suppliers of components, were to terminate, our business could be harmed.”

Research and Development

We believe that continued investment in research and development is important to position us as a global leader in digital textile printing. We conduct our research and development activities in Israel and we believe this provides us with access to world-class engineers and chemists. Our research and development efforts are focused on improving and enhancing our existing systems and services, as well as developing new systems, software, features and functionality. Our current research and development efforts are primarily focused on completing the development of our Vulcan DTG printing system, which is positioned to be the first mass customization DTG printer. Our efforts are also focused on the Allegro R2R system, which is currently in beta testing at three customer sites and takes advantage of our patented wet-on-wet printing methodology to allow printing on rolls of textiles of various fabrics, without requiring a separate pre-treatment process or use of textiles that are specifically designed for digital printing. We are also focused on enhancing our current DTG systems with new features and functionality, improving system reliability and uptime and making our systems even more user-friendly, and investing in new chemistry for broadening our span of applications.

Intellectual Property

We consider our proprietary technology to be important to the development, manufacture, and sale of our systems and seek to protect such technology through a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, consultants, customers and manufacturers.

As of December 1, 2014, we owned seven issued patents in the United States and five provisional or pending U.S. patent applications. We also had 10 patents issued in non-U.S. jurisdictions, and two pending Patent Cooperation Treaty patent applications, which are counterparts of our U.S. patent applications. The non-U.S. jurisdictions in which we have issued patents are China, the European Union, Hong Kong and Japan. The principal granted patents relate to our wet-on-wet printing methodology, ink formulations, printing processes and related methods and systems, with expiration dates ranging from 2020 to 2035.

We enter into confidentiality agreements with our employees, consultants, channel partners, customers and manufacturers and limit internal and external access to, and distribution of, our proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology.

In addition, we own the registered trademarks “KORNIT” and “NEOPIGMENT” and make use of a number of additional unregistered trademarks.

There can be no assurance that our patents or other intellectual property rights will afford us a meaningful competitive advantage. We believe that our success depends primarily on our research and development, marketing, business development, applications know-how and service support teams and application experts as well as our ongoing relationships with our large customer base. Accordingly, we believe that the expiration or termination of any of our patents or patent licenses, or the failure of any of our patent applications to result in an issued patent, would not have a material adverse effect on our business or financial position.

Competition

Textile printing is most commonly conducted using automated carousel screen printing. In recent years, manufacturers of digital printers have increased their penetration of this market. As such, we compete with companies that manufacture automated carousel screen printers as well as those that manufacture digital printers. Our principal competitor in the high throughput digital DTG market is Aeoon Technologies GmbH. We also face competition from Brother International Corporation, Seiko Epson Corporation and a number of smaller competitors with respect to our entry level systems. Our technologies allow us to offer a wide spectrum of digital textile printing systems of varying features, capacities and price points. We believe that this strategy will enable us to effectively compete with the other textile printer and ink manufacturers in the digital DTG market.

Property and Infrastructure

Our corporate headquarters are located in Rosh-Ha`Ayin, Israel in an office consisting of approximately 40,000 square feet. The lease for this office expires in August 2016. In Israel, we also lease a manufacturing facility in Kiryat Gat, which consists of approximately 15,000 square feet. The lease for the Kiryat Gat manufacturing facility expires on May 30, 2015, and we have an option to lease this facility for an additional three years. Our U.S. offices are located in Mequon. Wisconsin, consisting of approximately 12,000 square feet. The leases for this office expires in June 2018. We maintain additional sales, support and marketing offices in Germany and Hong Kong.

Regulatory Matters

We are subject to environmental, health and safety laws and regulations in a number of jurisdictions, primarily Israel, governing, among other things, the use, storage, registration, handling, emission and disposal of chemicals, waste materials and sewage; chemicals, air, water and ground contamination; air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials and sewage. In Israel, where we manufacture our ink and other consumables, businesses storing or using certain hazardous materials, including materials necessary for our manufacturing process, are required, pursuant to the Israeli Dangerous Substances Law 5753-1993, to obtain a toxin permit from the Ministry of Environmental Protection. We hold a valid toxin permit for use of chemicals that will remain in effect until October 14, 2016. Our activities also require permits from various governmental authorities including, local municipal authorities, such as planning and zoning authorities, and the Ministry of Health.

Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on our business or operations. To our knowledge, all of our facilities, operations, systems and ink and other consumables comply with the environmental laws, regulations and standards to which they are subject. The operation of our facilities, however, entails risks and significant expenditures could be required in the future to comply with environmental or health and safety laws, regulations or requirements.

In the European marketplace, electrical and electronic equipment is required to comply with the Directive on Waste Electrical and Electronic Equipment, which aims to prevent waste by encouraging reuse and recycling, and the Directive on Restriction of Use of Certain Hazardous Substances, which restricts the use of six hazardous substances in electrical and electronic products. Our systems and certain components of such systems “put on the market” in the EU (whether or not manufactured in the EU) are subject to these directives. Additionally, we are required to comply with certain laws, regulations and directives, including TSCA in the United States and REACH in the EU, governing chemicals. These and similar laws and regulations require the testing and registration of certain chemicals we use and ship. We continuously monitor changes to these regulations and work to address such developments.

Legal and Corporate Structure

Our legal name is Kornit Digital Ltd. We were formed as a company under the laws of the State of Israel on January 16, 2002.

Our corporate structure consists of Kornit Digital Ltd., our Israeli parent company, and four wholly-owned subsidiaries: (1) Kornit Digital Technologies Ltd., which was incorporated on July 5, 2006 under the laws of the State of Israel, (2) Kornit Digital North America Inc., which was incorporated on September 12, 2007 under the laws of the State of Delaware, (3) Kornit Digital Europe GmbH, which was incorporated on April 20, 2011 under the laws of Germany, and (4) Kornit Digital Asia Pacific Limited, which was incorporated on November 18, 2009 under the laws of Hong Kong.

Employees

As of September 30, 2014, we had 254 employees and subcontractors with 169 located in Israel, 38 in the United States, 23 in Germany and 24 in Hong Kong. The following table shows the breakdown of our workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,			As of
Area of Activity	2011	2012	2013	September 30, 2014
Service	28	33	47	51
Sales and marketing	13	26	34	48
Manufacturing and operations	27	47	52	67
Research and development	28	39	48	57
General and administrative	13	16	19	31
Total	109	161	200	254

With respect to our Israeli employees, Israeli labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, payments to the National Insurance Institute, equal opportunity and anti-discrimination laws and other conditions of employment. While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of the Economy. These provisions primarily concern pension fund benefits for all employees, insurance for work-related accidents, recuperation pay and travel expenses. We generally provide our employees with benefits and working conditions beyond the required minimums.

We have never experienced any labor-related work stoppages or strikes and believe our relationships with our employees are good.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material litigation. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Executive Officers
Gabi Seligsohn	48	Chief Executive Officer
Ofer Ben-Zur	50	President, Chief Technology Officer and Director
Guy Avidan	52	Chief Financial Officer
Sarel Ashkenazy	42	Executive Vice President of Sales
Ofer Sandelson	60	Chief Operating Officer
Guy Zimmerman	47	Vice President of Marketing & Business Development
Oded Kraft	43	Vice President of Products

Directors
Yuval Cohen	52	Chairman of the Board of Directors
Eli Blatt	52	Director
Yoav Hineman	42	Director
Marc Lesnick	48	Director
Moshe Nur	65	Director
Joshua Maor	78	Director

Executive Officers

Gabi Seligsohn has served as our Chief Executive Officer since April 2014. From August 2006 until August 2013, Mr. Seligsohn served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd., (“Nova”) (NASDAQ: NVMI), a designer, developer and producer of optical metrology solutions. From 1998 until 2006, Mr. Seligsohn served in several key positions in Nova, including Executive Vice President of the Global Business Management Group from August 2005 to August 2006. From August 2002 until August 2005, he served as President of Nova’s U.S. subsidiary, Nova Measuring Instruments Inc. Additionally, prior to August 2002, Mr. Seligsohn was Vice President Strategic Business Development of Nova Measuring Instruments Inc. where he established Nova’s OEM group and managed the Applied Materials and Lam Research accounts between 2000 and 2002. From 1998 until 2000, he served as Global Strategic Account Manager for Nova’s five leading customers. Mr. Seligsohn joined Nova after serving two years as Sales Manager for key financial accounts at Digital Equipment Corporation. Currently, Mr. Seligsohn serves as a director of DSP Group Inc. (NASDAQ: DSPG). In 2010, he was voted Chief Executive Officer of the year by the Israeli Institute of Management for hi-tech industries in the large company category. He holds an LL.B. from the University of Reading in Reading, England.

Ofer Ben-Zur is a co-founder of our company and has served as our President and Chief Technology Officer since April 2014 and a director since 2002. From 2002 to April 2014, Mr. Ben-Zur served as our Chief Executive Officer, as well as the manager of our department of research and development. Prior to establishing our company, Mr. Ben-Zur worked as a consultant for several companies in the inkjet and semi-conductor industries. From March 1998 until November 1999, Mr. Ben-Zur led a development team at Idanit – Scitex, a world leader in wide format printers. From 1993 to 1998, he worked as a mechanical development engineer at Applied-Materials (NASDAQ: AMAT). Mr. Ben-Zur holds a B.Sc. in Mechanical Engineering from the Technion – Israel Institute of Technology in Israel, an M.Sc. in Mechanical Engineering from Tel Aviv University in Israel, and an M.B.A. from Bradford University in England.

Guy Avidan has served as our Chief Financial Officer since November 2014. From July 2010 until November 2014, Mr. Avidan served as Vice President of Finance and Chief Executive Officer of AudioCodes Ltd. (“AudioCodes”) (NASDAQ: AUDC). Prior to joining AudioCodes, Mr. Avidan served for 15 years in various managerial positions, including Co-President, at MRV Communications Inc. (NASDAQ: MRVC), a global provider of optical communications network infrastructure equipment and services. While at MRV Communications, he served as Chief Financial Officer between 2007 and 2009, Vice President and General Manager of MRV International from 2001 to 2007. From 1992 to 1995,

Mr. Avidan served as Vice President of Finance and Chief Financial Officer of Ace North Hills, which was acquired by MRV Communications. Mr. Avidan is a CPA in Israel and holds a B.A. in Economics and Accounting from Haifa University in Israel.

Sarel Ashkenazy has served as our Executive Vice President of Sales since April 2014. From August 2004 to April 2014, Mr. Ashkenazy was our Manager of Business Development and Marketing and responsible for sales and marketing, as well as establishing and expanding our distributor network and business development. From 1999 until 2003, prior to joining our company, Mr. Ashkenazy served as Marketing Director for Image ID, a provider of Automatic Identification and Data Capture (AIDC) solutions based on imaging technology and sophisticated algorithms. Mr. Ashkenazy holds a B.B. degree in Business Management and Economics from the College of Management in Israel.

Ofer Sandelson has served as our Chief Operating Officer since July 2013. Prior to joining our company, Mr. Sandelson served as Chief Executive Officer of RVB Holdings Ltd. (“RVB”), a Cleantech technology company. From 2010 to 2011, Mr. Sandelson served as the Chief Executive Officer of BrightView Systems Ltd., provider of a Thin Film Solar defect detection system. From 2008 to 2010, Mr. Sandelson served as Managing Director at Aurum Ventures, where he led the private fund’s Cleantech investments. Prior to joining Aurum Ventures, Mr. Sandelson held executive management positions, including Chief Executive Officer and President of CogniTens in Israel, Chief Executive Officer of both Lifewatch Inc. and Instromedix, medical devices companies in the United States and affiliates of Card Guard AG. Prior to serving in these roles, Mr. Sandelson spent 14 years as a senior executive with Orbotech (NASDAQ: ORBK), where he served in several positions, including Executive VP and Co-President of the PCB Division, as well as Corporate VP Operations and VP Customer Support. Mr. Sandelson studied Physics and Chemistry at Dawson College in Montreal, Canada.

Guy Zimmerman has served as our Vice President of Marketing and Business Development since April 2013. From 2010 to April 2013, Mr. Zimmerman served as VP of Global Sales and Business Development at Tefron Ltd., a provider of seamless garment technology, where he led the sales and sales support organization serving global retail and fashion brands From 2008 to 2010, he served as Vice President of Strategy and Business Development at Tnuva Group, Israel’s largest food manufacturer. Prior to joining Tnuva Group, Mr. Zimmerman spent eight years at McKinsey & Company from 2000 to 2008, where he specialized in retail and consumer goods, leaving as an Associate Partner. From 1997 to 2000, Mr. Zimmerman led a software startup in the field of operational healthcare management systems. Mr. Zimmerman holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel.

Oded Kraft has served as our Vice President of Products since September 2014. From January 2013 to April 2014, Mr. Kraft managed a portfolio of several businesses within the Diabetes Care Division of Roche in Germany. From 2008 to December 2012, he was the Vice President of Products at Medingo, a medical devices company, which was acquired by Roche GmbH in 2010. From 2001 to 2008, Mr. Kraft worked at GE Healthcare Nuclear Medicine division, serving as a Global Segment Leader from 2005 to 2008 and System Architect from 2002 to 2005. Mr. Kraft served in the Israel Defense Forces in an intelligence technology unit for seven years, finishing with the rank of captain and serving part of the time in the United States with a U.S. defense contractor. Mr. Kraft holds a B.Sc. in Electrical Engineering and M.B.A. from Technion-Israel Institute of Technology in Israel.

Directors

Yuval Cohen has served as the Chairman of our board of directors since August 2011. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in 2004 and our controlling shareholder. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners (“JVP”), an Israeli-based venture capital fund, where he led investments in, and served on the boards of directors of, several portfolio companies. Prior to joining JVP, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (NASDAQ: DSPG), and Intel Corporation (NASDAQ: INTC). Currently, Mr. Cohen serves as the chairman of the board of directors of SodaStream International Ltd. (NASDAQ: SODA) and as a director of Wix.com Ltd. (NASDAQ: WIX). He also serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Harvard Business School in Massachusetts.

Eli Blatt has served as a member of our board of directors since August 2011. Mr. Blatt joined Fortissimo Capital in 2004. From March 1999 to May 2004, Mr. Blatt worked at Noosh, Inc., a provider of cloud-based integrated project and procurement solutions, serving as its Chief Financial Officer from 2002 to 2004 and Vice President of Operations from 1999 to 2002. From 1997 to 1999, Mr. Blatt served as Director of Operations for CheckPoint Software Technologies Inc.

(NASDAQ: CHKP), an internet security company. Currently, Mr. Blatt serves on the board of directors of RadView Software Ltd. (NASDAQ: RDVW) and several privately held portfolio companies of Fortissimo Capital. Mr. Blatt holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Indiana University in Indiana.

Yoav Hineman has served as a member of our board of directors since August 2011. Mr. Hineman joined Fortissimo Capital in January 2009. From 2006 to 2009, Mr. Hineman was a Managing Director of Magnolia Capital, the Israeli arm of Thomas Weisel Partners. From 2004 to 2006 prior to joining Magnolia Capital, Mr. Hineman was a Software Analyst at SG Cowen & Co., covering infrastructure software companies. From 2000 to 2004, Mr. Hineman was an associate at SoundView Technology Group. Currently, Mr. Hineman serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Hineman holds a B.S. in Business Administration from University of California, Berkeley Haas School of Business in California.

Marc Lesnick has served as a member of our board of directors since August 2011. Mr. Lesnick joined Fortissimo Capital in 2004. From 2001 through 2003 prior to joining Fortissimo Capital, Mr. Lesnick served as an independent consultant to various high tech companies and institutional investors. From 1997 to 2001, Mr. Lesnick served as the Managing Director of Jerusalem Global, a boutique investment bank based in Israel, and its affiliated entities. From 1992 to 1997 prior to joining Jerusalem Global, Mr. Lesnick was an attorney at Weil, Gotshal & Manges LLP in New York, where he focused on public offerings and mergers and acquisitions. Currently, Mr. Lesnick serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Lesnick received a B.A. in Economics from Yeshiva University in New York and a J.D. from the University of Pennsylvania in Pennsylvania.

Moshe Nur has served as a member of the board of directors of our company since January 2002 and served as the chairman of our board of directors as well as a member of the compensation committee until 2012. Mr. Nur is also the Chief Executive Officer of Nur Star Media Ltd., a leading Israeli company specializing in billboards, as well as the chairman of the board of directors of Yahel (Nur Group) Holdings Ltd. In addition, Mr. Nur is the chairman of the board of directors of Outform Ltd., a manufacturing company of 3D advertisement projects throughout Europe, the United States and Asia.

Joshua Maor has served as a member of our board of directors since July 2005. Since 2001, Mr. Maor has served as Manager of Delek Investments and Properties Ltd.’s holdings of high-tech companies. Prior to Delek, Mr. Maor served as Chief Executive Officer and Chairman at Green Venture Capital Ltd. Mr. Maor also served as a member of the board of directors of both Inspire Investments Ltd. and Vericom Technologies Ltd. Currently, Mr. Maor serves as a member of the board of directors, among others, of Dip-Tech Ltd. and Yeda Reaserch and Development Ltd., the commercial arm of the Weizmann Institute of Science. Mr. Maor holds a B.Sc. in Mathematics and Physics and a B.A. from the Hebrew University in Israel.

Arrangements Concerning Election of Directors; Familial Relationships

Our current board of directors consists of seven directors. Currently-serving directors that were appointed prior to this offering will continue to serve pursuant to their appointment until the first annual meeting of shareholders held after this offering. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

Corporate Governance Practices

After the completion of this offering, we will be a “controlled company” under the NASDAQ Stock Market rules. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. We will be a controlled company on the basis of Fortissimo Capital’s ownership in our company immediately following the offering. Pursuant to the “controlled company” exemption, we are not required and currently do not intend to comply with the requirement that we have a nominating committee comprised solely of independent directors and, instead, director nominations will be made by our board of directors as a whole. In the event that we cease to be a controlled company, we will be required to comply with this provision within the transition periods specified in the NASDAQ Stock Market rules, unless we elect to avail ourselves of the opt-out from NASDAQ Stock Market rules afforded to foreign private issuers, as discussed below.

The “controlled company” exemption does not modify the independence requirements for our audit committee. Accordingly, immediately following this offering, we will have an audit committee comprised of at least three members all of whom meet the NASDAQ Stock Market independence requirements and which must include all of our external directors and consist of a majority of “independent directors” as defined under the Israeli Companies Law. See “—Audit committee – Israeli Companies Law Requirements.” Furthermore, while we are exempt under the “controlled company” exemption from the requirement under the NASDAQ Stock Market rules that we have a compensation committee comprised solely of independent directors, we are required under the Israeli Companies Law to have a compensation committee consisting of at least three members, including all of our external directors. External directors must constitute a majority of the members of the compensation committee.

In addition to the controlled company exemption, as a foreign private issuer, companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on the NASDAQ Global Market, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee and an internal auditor. This is the case even if our shares are not listed on a stock exchange in Israel. These requirements are in addition to the corporate governance requirements imposed by the Listing Rules of the NASDAQ Stock Market rules and other applicable provisions of U.S. securities laws to which we will become subject (as a foreign private issuer) upon the listing of our ordinary shares on the NASDAQ Global Market. Under the NASDAQ Stock Market rules, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the NASDAQ Stock Market rules, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the Commission.

We intend to comply with the rules generally applicable to U.S. domestic companies listed on the NASDAQ Stock Market, other than with respect to the quorum requirements. As permitted under the Israeli Companies Law, pursuant to our amended and restated articles of association to be effective upon completion of this offering, the quorum for an ordinary meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders) instead of 33 1/3% of our issued share capital as required under NASDAQ corporate governance rules.

We may in the future decide to use the controlled company exemption or foreign private issuer opt-out with respect to additional NASDAQ corporate governance rules.

Board Practices

Board of Directors

Under the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Under our amended and restated articles of association to be effective upon completion of this offering, our board of directors must consist of at least          and not more than          directors, including at least two external directors required to be appointed under the Israeli Companies Law. Our board of directors will consist of          directors upon completion of this offering, including new directors and two external directors whose service will commence upon the completion of this offering. The appointment of the external directors is subject to ratification at a meeting of our shareholders to be held no later than three months following the closing of this offering. Other than external directors, for whom special election requirements apply under the Israeli Companies Law, as detailed below, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2015 and after, at each annual general meeting the term of office of only one class of directors will expire. Each director will hold office until the annual general meeting of our shareholders in which his or her term expires, unless they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our amended and restated articles of association.

Our directors will be divided among the three classes as follows:

•   the Class I directors will be           and           , and their terms will expire at the annual general meeting of the shareholders to be held in        and when their successors are elected and qualified;

•   the Class II directors will be           and           , and their terms will expire at the first annual general meeting of the shareholders following the meeting referred to in clause (i) above and when their successors are elected and qualified; and

•   the Class III directors will be           and           , and their terms will expire at the first annual general meeting of the shareholders following the meeting referred to in clause (ii) above and when their successors are elected and qualified.

Our board of directors has determined our directors,           ,           and           are independent under the rules of the NASDAQ Stock Market. The definition of “independent director” under the NASDAQ Stock Market rules and “external director” under the Israeli Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under the NASDAQ Stock Market rules. However, it is possible for a director to qualify as an “external director” under the Israeli Companies Law without qualifying as an “independent director” under the NASDAQ Stock Market rules, or vice-versa. The definition of external director under the Israeli Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor that would impair the ability of the external director to exercise independent judgment. The definition of independent director under the NASDAQ Stock Market rules specifies similar, although less stringent, requirements in addition to the requirement that the board of directors consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, both external directors and independent directors serve for a period of three years; external directors pursuant to the requirements of the Israeli Companies Law and independent directors pursuant to the staggered board provisions of our articles of association. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “—External Directors” for a description of the requirements under the Israeli Companies Law for a director to serve as an external director.

Under the Israeli Companies Law and our amended and restated articles of association, nominees for directors may also be proposed by any shareholder holding at least 1% of our outstanding voting power. However, any such shareholder may propose a nominee only if a written notice of such shareholder’s intent to propose a nominee has been given to our Secretary (or, if we have no such Secretary, our Chief Executive Officer). Any such notice must include certain information, including, among other things, a description of all arrangements between the nominating shareholder and the proposed director nominee(s) and any other person pursuant to which the nomination(s) are to be made by the nominating shareholder, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Israeli Companies Law preventing their election, and that all of the information that is required under the Israeli Companies Law to be provided to us in connection with such election has been provided.

In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated. External directors are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Israeli Companies Law. See “—External Directors.”

Under the Israeli Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. See “—External Directors” below. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

External Directors

Under the Israeli Companies Law, we are required to include at least two members who qualify as external directors.          and          have agreed to serve as our external directors upon the closing of this offering, subject to ratification at a meeting of our shareholders to be held no later than three months following the closing of this offering.

The provisions of the Israeli Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a meeting of shareholders, provided that either:

•   such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

•   the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The term “controlling shareholder” is defined in the Israeli Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. We expect that following this offering, Fortissimo Capital, which prior to this offering beneficially owned 69.6% of our shares, will be a controlling shareholder, although this status may change in the future.

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:

•   his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company and subject to additional restrictions set forth in the Israeli Companies Law with respect to the affiliation of the external director nominee; or

•   his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements (as described above regarding the reelection of external directors). Prior to the approval of the reelection of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as the chair thereof. Under the Israeli Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Israeli Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Israeli Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined in the Israeli Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Israeli Companies Law, the term “affiliation” and the similar types of disqualifying relationships, as used above, include (subject to certain exceptions):

•   an employment relationship;

•   a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships); control; and

•   service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined in the Israeli Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Israeli Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to the Israeli Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below), provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, (ii) meets the standards of the Listing Rules of the NASDAQ Stock Market rules for membership on the audit committee, and (iii) has accounting and financial expertise as defined under the Israeli Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company, or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Our board of directors has determined that           has accounting and financial expertise and possesses professional qualifications as required under the Israeli Companies Law.

Leadership Structure of the Board

In accordance with the Israeli Companies Law and our amended and restated articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Yuval Cohen to serve as chairman of the board of directors.

Board Committees

Audit Committee

Following the listing of our ordinary shares on the NASDAQ Global Market, our audit committee will consist of our two external directors          (Chairman) and           and           ..

Israeli Companies Law Requirements

Under the Israeli Companies Law, we will be required to appoint an audit committee following the closing of this offering. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The audit committee may not include the chairman of the board, a controlling shareholder of the company, a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder, or a director who derives most of his or her income from a controlling shareholder. In addition, under the Israeli Companies Law, the audit committee of a publicly traded company must consist of a majority of independent directors. In general, an “independent director” under the Israeli Companies Law is defined as either an external director or as a director who meets the following criteria:

•   he or she meets the qualifications for being appointed as an external director, except for the requirement (i) that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed for trading outside of Israel) and (ii) for accounting and financial expertise or professional qualifications; and

•   he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

NASDAQ Listing Requirements

Under NASDAQ corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the Commission and NASDAQ corporate governance rules. Our board of directors has determined that is an audit committee financial expert as defined by the Commission rules and has the requisite financial experience as defined by NASDAQ corporate governance rules.

Each of the members of our audit committee will be “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the NASDAQ Stock Market rules.

Audit Committee Role

We expect that our board of directors will adopt an audit committee charter to be effective upon the listing of our shares on the NASDAQ Global Market that will set forth the responsibilities of the audit committee consistent with the rules and regulations of the Commission and the listing requirements of the NASDAQ Stock Market, as well as the requirements for such committee under the Israeli Companies Law, including the following:

•   oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

•   recommending the engagement or termination of the person filling the office of our internal auditor; and

•   recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Under the Israeli Companies Law, our audit committee is responsible for:

•   determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

•   determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under the Israeli Companies Law) (see “—Approval of Related Party Transactions under Israeli Law”);

•   establishing the approval process (including, potentially, the approval of the audit committee and conducting a competitive procedure supervised by the audit committee) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

•   where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto;

•   examining our internal audit controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to fulfill his responsibilities;

•   examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

•   establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “—Approval of Related Party Transactions under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors including at least one external director.

Compensation Committee and Compensation Policy

Following the listing of our ordinary shares on the NASDAQ Global Market, our compensation committee will consist of          (Chairman),           and           ..

Israeli Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of, and include the chairman of, the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Global Market, and who do not have a controlling shareholder, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Israeli Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. As we currently have a controlling shareholder, we are obligated to meet the majority requirement, although this may change in the future. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Israeli Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires what we refer to as a Special Approval for Compensation. A Special Approval for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. We will be required to adopt a compensation policy within nine months following our listing on the NASDAQ Global Market.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment, obligation of payment or other benefit in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must include certain principles, such as: a link between variable compensation and long-term performance and measurable criteria; the relationship between variable and fixed compensation; and the minimum holding or vesting period for variable, equity-based compensation.

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•   recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

•   recommending to the board of directors periodic updates to the compensation policy and assessing implementation of the compensation policy;

•   approving compensation terms of executive officers, directors and employees that require approval of the compensation committee;

•   determining whether the compensation terms of a chief executive officer nominee, which were determined pursuant to the compensation policy, will be exempt from approval of the shareholders because such approval would harm the ability to engage with such nominee; and

•   determining, subject to the approval of the board and under special circumstances, override a determination of the company’s shareholders regarding certain compensation related issues.

NASDAQ Listing Requirements

Under NASDAQ corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors. Each of the members of the compensation committee is required to be independent under NASDAQ rules relating to compensation committee members, which are different from the general test for independence of board and committee members. Each of the members of our compensation committee will satisfy those requirements.

Compensation Committee Role

Our board of directors will adopt a compensation committee charter to be effective upon the listing of our shares on the NASDAQ Stock Market setting forth the responsibilities of the compensation committee, which include:

•   the responsibilities set forth in the compensation policy;

•   reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

•   reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Nominating and Governance Committee

Following the listing of our ordinary shares on the NASDAQ Global Market, our nominating and governance committee will consist of           (Chairman),           and          . Our board of directors will adopt a nominating and governance committee charter to be effective upon the listing of our shares on the NASDAQ Global Market setting forth the responsibilities of the nominating and governance committee, which include:

•   overseeing and assisting our board in reviewing and recommending nominees for election as directors;

•   assessing the performance of the members of our board; and

•   establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our company.

Disclosure of Compensation of Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, a recent amendment to regulations promulgated under the Israeli Companies Law will require us, after we become a public company, to disclose the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. This disclosure will not be as extensive as that required of a U.S. domestic issuer. We intend to commence providing such disclosure, at the latest, in the annual proxy statement for our 2015 annual meeting of shareholders, which will be furnished under cover of a Form 6-K and we may elect to provide such information at an earlier date.

Compensation of Directors

Under the Israeli Companies Law, compensation of directors requires the approval of a company’s compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Israeli Companies Law, the approval of the shareholders at a general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

The directors are also entitled to be paid reasonable travel, hotel and other expenses expended by them in attending board meetings and performing their functions as directors of the company, all of which is to be determined by the board of directors.

External directors are entitled to remuneration subject to the provisions and limitations set forth in the regulations promulgated under the Israeli Companies Law.

For additional information, see “—Compensation of Officers and Directors.”

Internal Auditor

Under the Israeli Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:

•   a person (or a relative of a person) who holds 5% or more of the company’s outstanding shares or voting rights;

•   a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

•   an office holder (including a director) of the company (or a relative thereof); or

•   a member of the company’s independent auditor, or anyone on its behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. We intend to appoint an internal auditor following the closing of this offering.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Management—Executive Officers and Directors” is an office holder under the Israeli Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

•   information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•   all other important information pertaining to any such action.

The duty of loyalty includes a duty to:

•   refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

•   refrain from any activity that is competitive with the business of the company;

•   refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•   disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Israeli Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company.

A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Israeli Companies Law, an extraordinary transaction is defined as any of the following:

•   a transaction other than in the ordinary course of business;

•   a transaction that is not on market terms; or

•   a transaction that may have a material impact on a company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction which is not an extraordinary transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of his or her duty of loyalty. However, a company may not approve a transaction or action that is not in the best interests of the company or that is not performed by the office holder in good faith. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors. If such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy, or if the office holder is the chief executive officer (apart from a number of specific exceptions), then such arrangement is further subject to a Special Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by ordinary majority, in that order, and under certain circumstances, a Special Approval for Compensation.

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the relevant committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the audit committee or the board of directors (as applicable) has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee or the compensation committee, the board of directors and the shareholders of the company, in that order, is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, including through a company under control of the controlling shareholder, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is an office holder or (d) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder. In addition, the shareholder approval requires one of the following, which we refer to as a Special Majority:

•   at least a majority of the shares held by all shareholders who do not have a personal interest in the transaction and who are present and voting at the meeting approves the transaction, excluding abstentions; or

•   the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders by a Special Majority, in that order, and the terms thereof may not be inconsistent with the company’s stated compensation policy.

Pursuant to regulations promulgated under the Israeli Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determinations, that despite such determinations by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that would otherwise apply to such transactions.

We expect that following this offering, Fortissimo Capital, which prior to this offering beneficially owned 69.6% of our ordinary shares, will be a controlling shareholder, although this status may change in the future.

Shareholder Duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•   an amendment to the company’s articles of association;

•   an increase of the company’s authorized share capital;

•   a merger; or

•   the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Israeli Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association, which will be effective upon the closing of this offering, include such a provision. A company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•   financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•   reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding, and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

•   reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, if and to the extent provided in the company’s articles of association:

•   a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•   a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

•   a financial liability imposed on the office holder in favor of a third party.

Under the Israeli Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•   a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•   a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•   an act or omission committed with intent to derive illegal personal benefit; or

•   a fine or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “—Approval of Related Party Transactions under Israeli Law.”

Our amended and restated articles of association to be effective upon completion of this offering will permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Israeli Companies Law.

We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law. In addition, prior to the closing of this offering, we intend to enter into agreements with each of our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our amended and restated articles of association to be effective upon the completion of this offering and the Israeli Companies Law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. In the opinion of the Commission, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Code of Business Conduct and Ethics

We intend to adopt a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the Commission. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Business Conduct and Ethics will be posted on our website at www.kornit.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the Commission. Under Item 16B of the Commission’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Compensation of Executive Officers and Directors

The aggregate compensation paid and equity-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2013 was $1.1 million. This amount includes approximately $0.2 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of September 30, 2014, options to purchase 203,683 ordinary shares granted to our directors and executive officers were outstanding under our share option plan at a weighted average exercise price of $10.55 per share. Certain of our officers and directors receive a severance payment of up to six months of their base salary upon termination of their employment.

Employment Agreements with Executive Officers; Consulting and Directorship Services Provided by Directors

We have entered into written employment agreements with all of our executive officers. These agreements contain standard provisions for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions. These agreements do not provide for benefits upon the termination of these executives’ respective employment with us, other than payment of salary and benefits (but not accrual of vacation days) during the required notice period for termination of these agreements, which varies under these individual agreements. Under their employment agreements, certain of our officers and directors receive a severance payment of up to six months of their base salary upon termination of their employment. See “Certain Relationships and Related Party Transactions—Agreements and Arrangements with, and Compensation of, Directors and Executive Officers” for additional information.

Share Incentive Plans

2004 Share Option Plan

In May 2004 our board of directors adopted and our shareholders approved our 2004 Share Option Plan, or the 2004 Plan. The 2004 Plan was amended on June 15, 2005. We are not granting options under the 2004 Plan anymore because it was superceded by the 2012 Plan, athough previously granted awards remain outstanding. As of September 30, 2014, a total of 179,350 ordinary shares remain outstanding under the 2004 Plan.

The 2004 Plan provides for the grant of options to our and our subsidiaries’ and affiliates’ directors, employees and officers, who are expected to continue to our future growth and success.

The 2004 Plan is administered by our board of directors or by a compensation committee appointed by the board of directors, which determines, subject to Israeli law, the grantees of awards and the terms of the grant, including, exercise prices, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the 2004 Plan. The 2004 Plan enabled us to issue awards under various tax regimes, including, without limitation, pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance.

Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, which provides the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gain track.” Note however, that according to Section 102(b)(3) of the Ordinance, if the company granting the shares or options is a publicly traded company or is listed for trading on any stock exchange within a period of 90 days from the date of grant, any difference between the exercise price of the Awards (if any) and the average closing price of the company's shares at the 30 trading days preceding the grant date (when the company is listed on a stock exchange) or 30 trading days following the listing of the company, as applicable, will be taxed as 'ordinary income' at the grantee's marginal tax rate (up to 50% in 2014). In order to comply with the terms of the capital gain track, all securities granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such securities and other shares received following any realization of rights with respect to such securities, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant grantee. The trustee may not release these securities to the relevant grantee before 24 months from the date of grant and deposit of such securities with the trustee. However, under this track, we are not allowed to deduct an expense with respect to the issuance of the options or shares.

Vesting schedule of options granted under the 2004 Plan is set forth in each grantee’s grant letter.

Options granted prior to June 15, 2005 may be exercised up to 10 years from the grant date and options granted thereafter may be exercised up to seven years from the grant date. In the event of the death of a grantee while employed or engaged by us, or the termination of a grantee’s employment or services for reasons of disability or termination of a grantee’s employment of services for reason of retirement in accordance with applicable law, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination until the earlier of: (i) a period of one (1) year from the date of disability, retirement or death, or (ii) the term of the options (i.e. seven or 10 years as set forth above). If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may generally exercise his or her vested options within the earlier of: 90 days after the date of termination, or (ii) the term of the options.

Options may not be sold, assigned, pledged or otherwise disposed of by the participant who holds such options, except by will or the laws of descent.

In the event of a merger or consolidation of our company, or a sale of all, or substantially all, of our shares or assets or other transaction having a similar effect on us, then without the consent of the option holder, our board of directors or its designated committee, as applicable, shall decide (i) if and how unvested options shall be canceled, replaced or accelerated, (ii) if and how vested options shall be exercised, replaced and/or sold by the trustee or the company on behalf of the option holder, and (iii) how the underlying shares issued upon exercise of options and held by the trustee on behalf of the option holder shall be replaced and/or sold by the trustee on behalf of the option holder.

2012 Share Incentive Plan

In October 2012, our board of directors adopted and our shareholders approved our 2012 Share Incentive Plan, or the 2012 Plan. The 2012 Plan replaced our 2004 Plan. The 2012 Plan provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants, advisors, and any other person whose services are considered valuable to us or our affiliates, to continue as service providers, to increase their efforts on our behalf or on behalf of our subsidiary or affiliate and to promote the success of our business. As of September 30, 2014, we had available 68,217 shares for future grant and had 154,582 options to purchase ordinary shares outstanding under the 2012 Plan.

The 2012 Plan is administered by our board of directors or by a committee designated by the board of directors, which determines, subject to Israeli law, the grantees of awards and the terms of the grant, including, exercise prices, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the 2012 Plan. The 2012 Plan enables us to issue awards under various tax regimes, including, without limitation, pursuant to Section 102 of the Ordinance as discussed under “2004 Share Option Plan” above, and under Section 3(i) of the Ordinance and Section 422 of the United States Internal Revenue Code of 1986, as amended, or the Code.

The 2012 Plan provides that options granted to our employees, directors and officers who are not controlling shareholders and who are considered Israeli residents are intended to qualify for special tax treatment under the “capital gain track” provisions of Section 102(b)(2) of the Ordinance. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Options granted under the 2012 Plan to U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified. The exercise price for “incentive stock options” must not be less than the fair market value on the date on which an option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

Awards under the 2012 Plan may be granted until 10 years from the date on which the 2012 Plan was adopted by our board of directors.

Options granted under the 2012 Plan generally vest over four years commencing on the date of grant, such that 50% vest on the second anniversary of the date of grant and an additional 25% vest at the end of each subsequent anniversary, provided that the participant remains continuously employed or engaged by us. In some cases, 25% vest on the first anniversary of the date of grant and an additional 6.25% vest at the end of each subsequent quarter, provided that the participant remains continuously employed by or engaged by us.

Options, other than certain incentive share options, that are not exercised within seven years from the grant date expire, unless otherwise determined by our board of directors or its designated committee, as applicable. Share options that qualify as “incentive stock options” and are granted to a person holding more than 10% of our voting power will expire within five years from the date of the grant. In the event of the death of a grantee while employed by or performing service for us or a subsidiary or within three months after the date of the employee’s termination, or the termination of a grantee’s employment or services for reasons of disability, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of one year from the date of disability or death. If a grantee’s employment or service is terminated by reason of retirement in accordance with applicable law, the grantee may exercise his or her vested options within the three month period after the date of such retirement. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may generally exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options return to the pool and become available for reissuance.

In the event of a merger or consolidation of our company, or a sale of all, or substantially all, of our shares or assets or other transaction having a similar effect on us, then without the consent of the option holder, our board of directors or its designated committee, as applicable, may but is not required to (i) cause any outstanding award to be assumed or an equivalent award to be substituted by such successor corporation, or (ii) in case the successor corporation does not assume or substitute the award (a) provide the grantee with the option to exercise the award as to all or part of the shares or (b) cancel the options and pay in cash an amount determined by the board of directors or the committee as fair in the circumstances. Notwithstanding the foregoing, our board of directors or its designated committee may upon such event amend, modify or terminate the terms of any award, including conferring the right to purchase any other security or asset that the board of directors or the committee shall deem, in good faith, appropriate.

Restricted share awards are ordinary shares that are awarded to a participant subject to the satisfaction of the terms and conditions established by the board of directors or a committee designated by the board of directors. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares, except by will or the laws of descent. Generally, if a grantee’s employment or service is terminated for any reason prior to the expiration of the time when the restrictions lapse, shares that are still restricted will be forfeited by the participant.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus and after this offering by:

•   each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

•   each of our directors and executive officers individually; and

•   all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of November 30, 2014 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned prior to the offering is based on 3,296,450 ordinary shares outstanding as of November 30, 2014, assuming the conversion of all outstanding preferred shares as of that date. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

We were not aware of any U.S. persons that are holders of record of our shares as of November 30, 2014.

Unless otherwise noted below, each shareholder’s address is c/o Kornit Digital Ltd., 12 Ha’Amal Street, Rosh –Ha’Ayin 4809246, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

	Number and Percentage of Ordinary Shares Beneficially Owned Prior to Offering			Percentage of Ordinary Shares Beneficially Owned After the Offering
Name	Number		Percent	Assuming No Exercise of the Over-Allotment Option	Assuming Full Exercise of the Over-Allotment Option
5% or Greater Shareholders
Fortissimo Capital Fund II (Israel), L.P.(1)	2,294,713		69.6%
Gavriel Weinshtock(2)	205,920		6.2%
Yossef Nuriel(3)	192,890		5.9%
Yahel (Nur Group) Holdings Ltd.(4)	167,217		5.1%

Directors and Executive Officers
Yuval Cohen(1)	2,294,713		69.6%
Ofer Ben Zur	226,990		6.9%
Eli Blatt(1)	2,294,713		69.6%
Yoav Hineman(1)	2,294,713		69.6%
Marc Lesnick(1)	2,294,713		69.6%
Moshe Nur(4)(5)	173,217		5.2%
Joshua Maor		*	*
Gabi Seligsohn		*	*
Guy Avidan	—		—

	Number and Percentage of Ordinary Shares Beneficially Owned Prior to Offering				Percentage of Ordinary Shares Beneficially Owned After the Offering
Name	Number		Percent		Assuming No Exercise of the Over-Allotment Option	Assuming Full Exercise of the Over-Allotment Option
Sarel Ashkenazy		*		*
Ofer Sandelson	—		—
Guy Zimmerman	—		—
Oded Kraft	—		—
All Directors and Executive Officers as a Group (13 persons)(6)	2,722,068		82.8%

______________

*     Less than 1%

(1)    Consists of 367,573 ordinary shares and 1,927,140 Series A-1 Preferred Shares. Fortissimo Capital Fund II (GP), L.P. is a Cayman Island limited partnership, which serves as the general partner of Fortissimo Capital Fund II (Israel), L.P., an Israeli limited partnership: The general partner of Fortissimo Capital Fund II (GP), L.P. is Fortissimo Capital 2 Management (GP) Ltd., a Cayman Islands corporation (“Fortissimo Capital”). Messrs. Eli Blatt, Yuval Cohen, Yoav Hineman and Marc Lesnick are members of the investment committee of Fortissimo Capital and share voting and dispositive power with respect to such shares. The principal address of Fortissimo Capital is 14 Hamelacha St., Park Afek, Rosh Ha’Ayin 48091, Israel.

(2)  The principal address of Mr. Weinshtock is 10 Bertonov, Petach Tikva, Israel.

(3)  The principal address of Mr. Nuriel is 10 Ein Gedi St., Ganei Tikva, Israel.

(4)  The principal address of Yahel (Nur Group) Holdings Ltd., or Yahel, is 5 David Navon St., Magshimim, Israel. Substantially all of the shares of Yahel are held by Zevik Nur.  Moshe Nur, the father of Zevik Nur and a director of our company, is the sole director of Yahel. The address of Yahel is Moshav Magshimim 56910, Israel.

(5)  Consists of 167,217 ordinary shares held directly by Yahel and options to purchase 6,000 ordinary shares exercisable within 60 days of November 30, 2014. Mr. Nur is the sole director of Yahel.

(6)  Consists of 2,691,468 ordinary shares and options to purchase 30,600 ordinary shares exercisable within 60 days of November 30, 2014.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions since January 1, 2012 to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons.

Agreements with Related Parties

Financing Transactions

Original Rounds of Financing. Since our founding, we have raised capital through equity financings. Between 2002 and 2011, we raised capital through sales of our ordinary shares and Series A and A-1 preferred shares.

Series A-1 Financing. In 2011, we sold Series A-1 preferred shares convertible into 602,230 ordinary shares at a price per underlying preferred share of $8.30243 for an aggregate purchase price of approximately $5 million. Concurrently with this transaction, Fortissimo Capital purchased Series A-1 preferred shares convertible into 1,324,910 ordinary shares from certain of our shareholder s at a price per underlying preferred share of $8.30243 for an aggregate purchase price of approximately $11 million (these shares were reclassified as Series A-1 preferred shares immediately prior to this transaction). Each Series A-1 preferred share will convert into one ordinary share upon the closing of this offering. The following table sets forth the number of ordinary shares resulting from conversion upon the closing of this offering of the Series A-1 preferred shares purchased by Fortissimo Capital:

	Aggregate Purchase Price	Number of Ordinary Shares Resulting from the Conversion of Series A-1 Preferred Shares
	(in thousands)
Fortissimo Capital	$16,000	1,927,140

Investors’ Rights Agreement

We are party to an investors’ rights agreement, dated July 18, 2011, or the Investors’ Rights Agreement, with certain of our shareholders. The Investors’ Rights Agreement provides that certain holders of our ordinary shares and Series A-1 preferred shares have the right to demand that we file a registration statement or request that their ordinary shares be covered by a registration statement that we are otherwise filing. The rights of any shareholder who is a party to the Investors’ Rights Agreement to request registration or inclusion of registrable securities in any registration pursuant hereunder shall terminate when all such shareholder’s registrable securities could be sold without restriction pursuant to Rule 144 under the Securities Act. The Investors’ Rights Agreement also includes certain information rights, which will terminate upon the completion of this offering. The registration rights are described in more detail under “Description of Share Capital—Registration Rights.”

Management Services Agreement

We are party to a management services agreement, dated August 11, 2011, pursuant to which our principal shareholder, Fortissimo Capital, assists and advises our management on matters concerning our business and renders other management services and advice as agreed from time to time. In consideration of these management services, we pay to Fortissimo Capital an annual management fee of $120,000 plus the amount by which 5% of our net income, as defined in the management services agreement, exceeds this management fee, up to a maximum of $250,000 per year in the aggregate. In 2012, 2013 and the nine months ended September 30, 2014, we recorded expenses for management fees paid to Fortissimo of $175,000, $120,000 and $139,000, respectively. The agreement may be terminated when our board of directors includes less than two directors appointed by Fortissimo Capital, and the agreement terminates automatically in the event that Fortissimo Capital holds less than 15% of our issued share capital.

We and Fortissimo Capital have agreed to terminate the management services agreement upon the consummation of this offering. As consideration for Fortissimo Capital’s agreement to terminate the management services agreement, we will make a one-time payment of $         to Fortissimo Capital. Fortissimo Capital will receive no other compensation from us in connection with this offering or in connection with the management services agreement.

Rights of Appointment

Our current board of directors consists of seven directors. Pursuant to our articles of association in effect prior to this offering, certain of our shareholders had rights to appoint members of our board of directors. The following table sets forth the shareholders who are entitled to appoint board members and the number and identities of the members they appointed:

Appointing Party	Number of Members Appointed	Members Appointed
Fortissimo Capital	Four	Yuval Cohen, Eli Blatt, Yoav Hineman and Marc Lesnick
Ofer Ben-Zur, together with other shareholders who are not directors, officers or 5% shareholders provided such group holds 9% of our outstanding ordinary shares	One	Ofer Ben-Zur

Gavriel Weinshtock, Yossef Nuriel and Yahel (Nur Group) Holdings Ltd. (formerly Yahel Productions K.D.M. and Events Ltd.), together with other shareholders who are not directors, officers or 5% shareholders provided such group holds 9% of our outstanding ordinary shares

	One	Moshe Nur

In addition, our former shareholder, Delek Investments and Properties Ltd. was entitled to appoint one member and elected to appoint Joshua Maor who continues to serve on our board of directors.

All rights to appoint directors will terminate following the adoption of our amended and restated articles of association upon the closing of this offering, although the existing board members will continue to serve until our next annual meeting absent their earlier resignation or removal.

Agreements and Arrangements with, and Compensation of, Directors and Executive Officers

Employment Agreements

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits (except for the accrual of vacation days). These agreements also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.

Options

Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Management—Share Incentive Plans”. “ If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the option plans), all options that are vested will generally remain exercisable for ninety days after such termination.

Indemnification Agreements

Our amended and restated articles of association permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by Israeli law. We have entered into indemnification agreements with each of our directors and executive officers, undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from a public offering of our shares, to the extent that these liabilities are not covered by insurance. We have also obtained Directors and Officers insurance for each of our executive officers and directors. For further information, see “Management—Exculpation, Insurance and Indemnification of Directors and Officers.”

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our amended and restated articles of association which will be effective upon the completion of this offering are summaries and do not purport to be complete.

General

Upon the closing of this offering, our authorized share capital will consist of          ordinary shares, par value NIS 0.01 per share, of which          shares will be issued and outstanding (assuming that the underwriters do not exercise their option to purchase additional ordinary shares).

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Registration Number and Purposes of the Company

Our registration number with the Israeli Registrar of Companies is 513195420. Our purpose as set forth in our amended and restated articles of association is to engage in any lawful activity.

Voting Rights and Conversion

All ordinary shares will have identical voting and other rights in all respects.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a meeting of shareholders have the power to elect all of our directors that are proposed for election at that meeting, subject to the special approval requirements for external directors described under “Management—Board Practices—External Directors.”

Under our amended and restated articles of association to be effective upon completion of this offering, our board of directors must consist of not less than          but no more than          directors, including two external directors as required by the Israeli Companies Law. Pursuant to our amended and restated articles of association, each of our directors, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, will be appointed by a simple majority vote of holders of our voting shares, participating and voting at an annual general meeting of our shareholders. In addition, our directors, other than the external directors, are divided into three classes that are each elected at the third annual general meeting of our shareholders, in a staggered fashion (such that one class is elected each annual general meeting), and serve on our board of directors until they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our articles of association. In addition, our articles of association allow our board of directors to fill vacancies on the board of directors or to appoint new directors up to the maximum number of directors permitted under our articles of association. Such directors serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated or in the case of new directors, for a term of office according to the class to which such director was assigned upon appointment. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Israeli Companies Law. See “Management—Board Practices—External Directors.”

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israeli Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as special general meetings. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that our board of directors is required to convene an special general meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may generally be between four and 21 days prior to the date of the meeting, and in certain circumstances, between 4 and 40 days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•   amendments to our articles of association;

•   appointment or termination of our auditors;

•   appointment of external directors;

•   approval of certain related party transactions;

•   increases or reductions of our authorized share capital;

•   a merger; and

•   the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Under the Israeli Companies Law and our amended and restated articles of association, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Voting Rights

Quorum Requirements

Pursuant to our amended and restated articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our amended and restated articles of association. Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder, (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if such terms are not extraordinary) requires the approval described above under “Management—Approval of Related Party Transactions under Israeli Law—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions” and (iii) approval of certain compensation-related matters require the approval described above under “—Board Committees—Compensation Committee and Compensation Policy.” Under our amended and restated articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our articles of association also require that the removal of any director from office (other than our external directors) or the amendment of the provisions of our amended articles relating to our staggered board requires the vote of 65% of the total voting power of our shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting and voting on the resolution.

Access to Corporate Records

Under the Israeli Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and annual audited financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Israeli Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

Under the Israeli Companies Law and our amended and restated articles of association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our amended and restated articles of association.

Registration Rights

We have entered into the Investors’ Rights Agreement with certain of our shareholders. Upon the closing of this offering, holders of a total of 3,176,744 shares of our ordinary shares as of September 30, 2014, will have the right to require us to register these shares under the Securities Act under specified circumstances and will have incidental registration rights as described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

Demand Registration Rights

At any time after six months after the closing of this offering or such earlier date as is agreed by the underwriters of this offering, Fortissimo Capital may request that we file a registration statement. Upon receipt of such registration request, we are obligated to use best commercial efforts to file the registration statement, unless in the good faith judgment of our board of directors, such registration would be seriously detrimental to the company and its shareholders, in which event we shall have the right to defer such filing for a period of not more than 60 days after receipt of the request of Fortissimo Capital; provided that such right to delay a request shall be exercised by us no more than once in any 12-month period. In addition, we have the right not to effect or take any action to effect a registration statement during the period that is 90 days before the actual date of filing of a registration statement or during 180-day period following the effective date of a registration statement (other than the registration statement for this offering). We are not obligated to file a registration statement after we have filed two effective registration statements pursuant to these demand provisions. Any other holder of registrable securities has the right to include its registrable securities in an underwritten registration pursuant to a demand registration.

Piggyback Registration Rights

 If we register any of our ordinary shares in connection with the public offering of such securities, the holders of all registrable securities are entitled to at least 20 days’ notice of the registration and to include all or a portion of their shares in the registration if Fortissimo Capital has included in such registration statement all or part of the registrable securities it holds.

Shelf Registration Rights

In addition, if we become eligible to register any of our shares on Form F-3, Fortissimo Capital may request that we file a registration statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act registering the resale from time to time by Fortissimo Capital of registrable shares with a sale price, based on a recent average closing price of the ordinary shares, of at least $500,000, or the Shelf Registration Statement, then we are required, within 30 days of the delivery thereof, to give written notice of such request to all holders of registrable securities, who may elect to join in such request. We are required to use our reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act within three months after Fortissimo Capital’s initial request and to keep such Shelf Registration Statement continuously effective under the Securities Act until the earliest of (i) two years following the date such registration was declared effective; (ii) the disposition of all registrable securities included in such Shelf Registration Statement; and (iii) the time all registrable securities included in the Shelf Registration Statement may be sold without restriction pursuant to Rule 144. We shall not be required to effect a registration pursuant to a shelf registration if (i) within 10 days of receipt of a written request from Fortissimo Capital, we give notice of our good faith intention to file a registration statement for a public offering within 30 days, provided that we actually file such registration statement within such 30 days and makes reasonable good faith efforts to cause such registration statement to become effective; or (ii) in the good faith judgment of the board of directors, it would be seriously detrimental to us and our shareholders for such registration statement to be effected at such time, in which event we shall have the right to defer such filing for a period of not more than 60 days after receipt of the request of Fortissimo Capital, provided that such right to delay a request shall be exercised by us not more than once in any 12-month period.

Other Provisions

We will pay all registration expenses (other than underwriting discounts and selling commissions) and the reasonable fees and expenses of a single counsel for the selling shareholders, related to any demand, piggyback or shelf registration. The rights of any shareholder who is a party to the Investors’ Rights Agreement to request registration or inclusion of registrable securities in any registration pursuant hereunder shall terminate when all such shareholder’s registrable securities could be sold without restriction pursuant to Rule 144 under the Securities Act.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If a tender offer is not accepted in accordance with the requirements set forth above, the acquirer may not acquire shares from shareholders who accepted the tender offer that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class.

Special Tender Offer

The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) the offeror acquired shares representing at least 5% of the voting power in the company and (ii) the number of shares tendered by shareholders who accept the offer exceeds the number of shares held by shareholders who object to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer, including their relatives and companies under their control). If a special tender offer is accepted, the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, by a majority vote of each party’s shareholders. In the case of the target company, approval of the merger further requires a majority vote of each class of its shares.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the meeting of shareholders that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Management—Approval of Related Party Transactions under Israeli Law—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions.”)

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the respective values assigned to each of the parties to the merger and the consideration offered to the shareholders of the target company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger is filed with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-Takeover Measures under Israeli Law

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the closing of this offering, no preferred shares will be authorized under our amended and restated articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law as described above in “—Voting Rights.”

Borrowing Powers

Pursuant to the Israeli Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our amended and restated articles of association enable us to increase or reduce our share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is          . Its address is          , and its telephone number is             ..

Listing

We intend to apply to have our ordinary shares listed on the NASDAQ Global Market under the symbol “KRNT”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our ordinary shares. Sales of substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options in the public market following this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming no exercise of options or warrants outstanding following this offering, we will have an aggregate of           ordinary shares outstanding upon the completion of this offering. Of these shares, the           ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining           ordinary shares will be held by our existing shareholders and will be deemed to be “restricted securities” (as that phrase is defined under Rule 144 of the Securities Act). Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144 and Rule 701 under the Securities Act. These rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, the restricted securities will be available for sale in the public market as follows:

Date	Number of Shares Eligible for Sale
At the date of this prospectus
Up to 180 days after the date of this prospectus
180 days after the date of this prospectus

Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-Up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding shares and shares issuable upon the exercise of warrants and vested options, have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares except for the ordinary shares offered in this offering without the prior written consent of Barclays Capital Inc. and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus.

Eligibility of Restricted Shares for Sale in the Public Market

The ordinary shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market under the provisions of Rule 144 and Rule 701 (but subject to the further contractual restrictions arising under the lock-up agreements described above).

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our ordinary shares or the average weekly trading volume of our ordinary shares on the during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who received or purchased ordinary shares from us under our 2004 Plan or 2012 Plan or other written agreement before the closing of this offering is entitled to resell these shares.

The Commission has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the closing of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above (under “—Lock-Up Agreements”), may be sold beginning 90 days after the closing of this offering in reliance on Rule 144 by:

•   persons other than affiliates, without restriction; and

•   affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144,

in each case, without compliance with the six-month holding period requirement of Rule 144.

Options

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register up to           ordinary shares issued or reserved for issuance under the 2004 Plan and 2012 Plan. The registration statement on Form S-8 will become effective automatically upon filing.

Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions, lock-up agreements with the underwriters and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up period expires. See “Management—Share Incentive Plans.”

Registration Rights

Following the completion of this offering, the holders of up to 3,176,744 ordinary shares are entitled to request that we register their ordinary shares under the Securities Act, subject to cutback for marketing reasons and certain other conditions. These shareholders are also entitled to “piggyback” registration rights, which are also subject to cutback for marketing reasons and certain other conditions. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. See “Description of Share Capital—Registration Rights.” Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

TAXATION AND ISRAELI GOVERNMENT PROGRAMS APPLICABLE TO OUR COMPANY

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. In 2013, the corporate tax rate was 25% of their taxable income. In August 2014 the Israeli Knesset amended the corporate tax rate from 2014 and thereafter to 26.5%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Benefited Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•   amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the company;

•   under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•   expenses related to a public offering are deductible in equal amounts over three years.

There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended effective April 1, 2005, or the 2005 Amendment, and further amended as of January 1, 2011, or the 2011 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. We have examined the possible effect of these provisions of the 2011 Amendment on our financial statements and have decided not to opt to apply the new benefits under the 2011 Amendment for our company, and for our Israeli subsidiary we elected to apply the benefit under the 2011 Amendment.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from exports.

The 2005 Amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain Approved Enterprise status in order to receive the tax benefits previously available under the alternative benefits track. Instead, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the amendment. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Benefited Enterprise” status, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to its Benefited Enterprise.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to 10 years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or a lower rate in the case of a qualified FIC which is at least 49% owned by non-Israeli residents. Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

We currently have Benefited Enterprise programs under the Investments Law, which, we believe, entitle us to certain tax benefits. The benefits period for our company began in 2010. Our company is expected to enjoy these tax benefits until 2019. Our subsidiary Kornit Digital Technologies Ltd. is subject to the 2011 Amendment (as described below) and thus the tax benefits will not be subject to time limitations.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is

entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011 – 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate reduced to 12.5% and 7%, respectively, in 2013 and increased to 16% and 9% in 2014 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

As of 2014, dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if subsequently distributed to individuals or a non-Israeli company, withholding of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which chose to receive grants and certain tax benefits before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which had participated in an alternative benefits track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

U.S. AND ISRAELI TAX CONSEQUENCES FOR OUR SHAREHOLDERS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Certain Israeli Tax Consequences

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Generally, a non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel should be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such nonIsraeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if (i) the capital gain arising from the disposition can be allocated to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In each case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Dividends paid on publicly traded shares, like our ordinary shares, to non-Israeli residents, although subject to the same tax rates applicable to dividends paid for non-publicly traded shares, are generally subject to Israeli withholding tax at a rate of 25%, so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), unless a lower rate is provided under an applicable tax treaty. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise (and 20% if the dividend is distributed from income attributed to a Preferred Enterprise), unless a reduced tax rate is provided under an applicable tax treaty. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, for dividends not generated by an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise and paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, the maximum rate of withholding tax is generally 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise are subject to withholding tax at ’the rate of 15% for such a United States corporate shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met.

If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel in respect of such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 811,560 for 2014, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

United States Federal Income Tax Consequences

The following is a description of the United States federal income tax consequences relating to the ownership and disposition of our ordinary shares by a U.S. Holder (as defined below). This description addresses only the United States federal income tax consequences to U.S. Holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation:

•   banks, financial institutions or insurance companies;

•   real estate investment trusts, regulated investment companies or grantor trusts;

•   brokers, dealers or traders in securities, commodities or currencies;

•   tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

•   certain former citizens or long-term residents of the United States;

•   persons that received our shares as compensation for the performance of services;

•   persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•   partnerships (including entities classified as partnerships for United State federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•   S corporations;

•   holders that acquire ordinary shares as a result of holding or owning our preferred shares;

•   U.S. holders whose “functional currency” is not the U.S. Dollar; or

•   holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the United States federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the ownership and disposition of our ordinary shares.

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or IRS, will not take a different position concerning the tax consequences of the ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•   a citizen or individual resident of the United States;

•   a corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•   an estate the income of which is subject to United States federal income taxation regardless of its source; or

•   a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular United States federal income tax consequences of owning and disposing of our ordinary shares in its particular circumstance.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of owning and disposing of our ordinary shares.

Distributions

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, any distribution of cash or property with respect to our ordinary shares (including any amount of any Israeli tax withheld) will generally be treated as a dividend to the extent paid out of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be includible in the gross income of a U.S. Holder on the date the distribution is actually or constructively received. The company does not intend to maintain calculations of its earnings and profits under U.S. federal income tax principles; therefore, any distribution (including for the avoidance of doubt any amount of any Israeli withholding tax) will generally be treated as a “dividend” for U.S. federal income tax purposes. Any such dividend income will not be eligible for the dividends-received deduction allowed to corporate U.S. holders.

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, and subject to certain holding period requirements and other conditions, dividends paid to non-corporate U.S. Holders, including individual U.S. Holders, may be eligible for preferential rates of taxation if the dividends are “qualified dividends” for U.S. federal income tax purposes. Dividends received with respect to our ordinary shares will be qualified dividends if the company (i) is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, and (ii) was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC, for U.S. federal income tax purposes. The Convention between the Government of the United States of America and the Government of the State of Israel for the “Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income” together with the related Protocol (the “Treaty”) has been approved for the purposes of the qualified dividend rules. However, if the company is classified as a PFIC, for U.S. federal income tax purposes, for the current taxable year or any subsequent taxable year, the company will not be treated as a qualified foreign corporation for these purposes in those taxable years in which we are classified as a PFIC, and, thus, a non-corporate recipient of dividend income will not be eligible for the preferential rates of taxation. Although no assurances can be given, we believe that we will be treated as a qualified foreign corporation for these purposes for any taxable year in which such dividend was paid provided that we are not classified as a PFIC in the last year prior to the year in which such dividend is paid and the year in which such dividend is paid.

The amount of any dividend paid in a foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is, in fact, converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. However, a U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. The gain or loss will be equal to the difference, if any, between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the foreign currency into U.S. dollars. Generally, any such gain or loss will be treated as ordinary income or loss and generally will be treated as U.S. source income. U.S. Holders are encouraged to consult their tax advisers regarding the treatment of foreign currency gain or loss on any foreign currency received that is converted into U.S. dollars on a date subsequent to the date of receipt.

A dividend distribution will generally be treated as foreign-source “passive” income for U.S. foreign tax credit purposes. A U.S. holder will be treated as having actually received the amount of Israeli taxes withheld from a dividend distribution and as having paid such amount to the Israeli taxing authorities. The amount that the U.S. Holder will include in gross income as a dividend will be greater than the amount of cash the U.S. Holder actually receives. A U.S. Holder may be entitled to deduct or credit any non-refundable Israeli withholding taxes on dividends, taking into account Treaty benefits, in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular tax year). The rules governing the calculation and timing of foreign tax credits and the deduction of foreign taxes are complex and depend upon a U.S. Holder’s particular circumstances.

U.S. Holders should consult their tax advisers regarding the availability of the foreign tax credit in their particular circumstances.

Sale, Exchange, Redemption or other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize gain or loss, for U.S. federal income tax purposes, on the sale, exchange or other taxable disposition of our ordinary shares, in an amount equal to the difference, if any, between the amount realized on such sale, exchange or other taxable disposition and the adjusted tax basis in such ordinary shares, and such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the ordinary shares have been held for more than one year. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Except as discussed below with respect to foreign currency gain or loss, if you are a non-corporate U.S. Holder, long-term capital gain from the sale, exchange or other taxable disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains. The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

A U.S. Holder’s initial tax basis in the ordinary shares will generally be the U.S. dollar value of the purchase price of our ordinary shares on the date of purchase. If our ordinary shares are treated as traded on an ‘‘established securities market,’’ a cash basis U.S. Holder or, if it elects, an accrual basis U.S. Holder, will determine the U.S. dollar value of the cost of such ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. The amount realized generally will be the U.S. dollar value of the payment received determined on the date of disposition. If our ordinary shares are treated as traded on an established securities market, a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount realized (as determined on the trade date) at the spot rate of exchange on the settlement date of the sale.

The amount realized on a sale or other disposition of ordinary shares, for an amount in foreign currency, will be the U.S. dollar value of this amount on the date of sale or disposition. On the settlement date, the U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of ordinary shares traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time.

Passive Foreign Investment Company Considerations

If we were to be classified as a “passive foreign investment company,” or PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation, such as our company, will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•   at least 75% of its gross income is “passive income”; or

•   at least 50% of the average quarterly value of its total gross assets (which, assuming we were a non-publicly traded controlled foreign corporation, or CFC, for the year being tested may be measured by the adjusted tax basis of our assets or, if we were a publicly traded CFC or not a CFC, the total value of our assets may be measured in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on certain estimates of our gross income and gross assets, our intended use of the proceeds of this offering, and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2014. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2014 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, our status as a PFIC may depend on how quickly we utilize the cash proceeds from this offering in our business. There can be no assurance that we will not be considered a PFIC for any taxable year.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of our PFIC subsidiaries, such subsidiaries referred to as “lower-tier PFICs,” and will be subject to U.S. federal income tax in the manner discussed below on (1) a distribution to us on the shares of a “lower-tier PFIC” and (2) a disposition by us of shares of a “lower-tier PFIC,” both as if the holder directly held the shares of such “lower-tier PFIC.”

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds (or, as discussed in the previous paragraph, is deemed to hold) its ordinary shares, such holder will be subject to adverse U.S. federal income tax rules. In general, if a U.S. Holder disposes of shares of a PFIC (including an indirect disposition or a constructive disposition of shares of a “lower-tier PFIC”), gain recognized or deemed recognized by such holder would be allocated ratably over such holder’s holding period for the shares. The amounts allocated to the taxable year of disposition and to years before the entity became a PFIC, if any, would be treated as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, any distribution in respect of shares of a PFIC (or a distribution by a lower-tier PFIC to its shareholders that is deemed to be received by a U.S. Holder) in excess of 125% of the average of the annual distributions on such shares received or deemed to be received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the manner described above. In addition, dividend distributions made to you will not qualify for the preferential rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund” (“QEF”) election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, we do not intend to provide the information necessary for a U.S. Holder to make a QEF election, if we are classified as a PFIC.

If we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election with respect to our ordinary shares (but not the shares of any lower-tier PFICs), which may help to mitigate the adverse tax consequences resulting from our PFIC status (but not that of any lower-tier PFICs). Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The Nasdaq Global Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. Holder; however, there can be no assurance that trading volumes will be sufficient to permit a mark-to-market election. In addition, because a mark-to-market election with respect to us does not apply to any equity interests in “lower-tier PFICs” that we own, a U.S. Holder generally will continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

If a U.S. Holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of ordinary shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of our ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on a sale or other disposition of our ordinary shares will be treated as ordinary income. Any losses recognized on a sale or other disposition of our ordinary shares will be treated as ordinary loss to the extent of any net mark-to-market gains for prior years. U.S. Holders should consult their own tax advisors regarding the availability and consequences of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to our ordinary shares if we have “lower-tier PFICs” for which such election is not available. Once made, the mark-to-market election cannot be revoked without the consent of the IRS unless our ordinary shares cease to be “regularly traded.”

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified

Electing Fund) with respect to the company, generally with the U.S. Holder’s federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s United States federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as representatives of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of ordinary shares shown opposite its name below:

Underwriters	Number of Shares

Barclays Capital Inc.
Citigroup Global Markets Inc.
Total

The underwriting agreement provides that the underwriters’ obligation to purchase ordinary shares depends on the satisfaction of the conditions contained in the underwriting agreement including:

•   the obligation to purchase all of the ordinary shares offered hereby (other than those ordinary shares covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•   the representations and warranties made by us to the underwriters are true;

•   there is no material change in our business or the financial markets; and

•   we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the ordinary shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

The representatives have advised us that the underwriters propose to offer the ordinary shares directly to the public at the public offering price set forth on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $        per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $       (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of           shares from us at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding shares and shares issuable upon the exercise of warrants and vested options, have agreed that, for a period of 180 days after the date of this prospectus subject to certain limited exceptions, including those described below, we and they will not directly or indirectly, without the prior written consent of each of Barclays Capital Inc. and Citigroup Global Markets Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any ordinary shares (including, without limitation, ordinary shares that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and ordinary shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for ordinary shares (other than, with respect to us, ordinary shares issued pursuant to employee benefit plans, qualified share option plans, or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any ordinary shares or securities convertible into or exchangeable for ordinary shares (other than, with respect to us, the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of ordinary shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares or securities convertible into or exercisable or exchangeable for ordinary shares or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

Barclays Capital Inc. and Citigroup Global Markets Inc., in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release ordinary shares and other securities from lock-up agreements, Barclays Capital Inc. and Citigroup Global Markets Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of ordinary shares and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to any of our officers or directors, Barclays Capital Inc. and Citigroup Global Markets Inc. will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of ordinary shares that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our ordinary shares, the representatives considered:

•   the history and prospects for the industry in which we compete;

•   our financial information;

•   the ability of our management and our business potential and earning prospects;

•   the prevailing securities markets at the time of this offering; and

•   the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ordinary shares, in accordance with Regulation M under the Exchange Act:

•   Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•   A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•   Syndicate covering transactions involve purchases of the ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions.

•   Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing on the NASDAQ Global Market

We intend to apply to have the ordinary shares listed on the NASDAQ Global Market under the symbol “KRNT.”

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, the underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ordinary shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the ordinary shares offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the ordinary shares or possession or distribution of this prospectus or any other offering or publicity material relating to the ordinary shares in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any ordinary shares or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of ordinary shares by it will be made on the same terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ordinary shares which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•   to legal entities which are qualified investors as defined under the Prospectus Directive;

•   by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•   in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ordinary shares under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

•   it is a qualified investor as defined under the Prospectus Directive; and

•   in the case of any ordinary shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the ordinary shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale or (ii) where ordinary shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for the ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks; portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

EXPERTS

The consolidated financial statements of Kornit Digital Ltd. at December 31, 2012 and 2013, and for each of the two years in the period ended December 31, 2013, appearing in this Prospectus and Registration Statement have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Meitar Liquornik Geva Leshem Tal, Ramat Gan, Israel. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by White & Case LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Tel Aviv, Israel, with respect to Israeli law, and by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, with respect to U.S. law.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this registration statement, substantially all of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel, Meitar Liquornik Geva Leshem Tal, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

We have irrevocably appointed Kornit Digital North America Inc., as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act or the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

•   the judgment was obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment was given and the rules of private international law currently prevailing in Israel;

•   the judgment may no longer be appealed;

•   the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts;

•   adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•   the judgment is not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;

•   the judgment was not obtained by fraud and do not conflict with any other valid judgments in the same matter between the same parties;

•   an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

•   the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Commission a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Commission allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Commission without charge at the Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the Commission. Our filings with the Commission are also available to the public through the Commission’s website at http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the Commission. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the Commission, within 120 days after the end of each fiscal year, or such applicable time as required by the Commission, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the Commission, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter, or such applicable time as required by the Commission.

KORNIT DIGITAL LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

Consolidated Balance Sheets as of December 31, 2012 and 2013 (audited) and the nine months ended September 30, 2014 (unaudited)	F-3
Consolidated Statements of Income for the years ended December 31, 2012 and 2013 (audited) and the nine months ended September 30, 2013 and 2014 (unaudited)	F-5
Consolidated Statements of Comprehensive Income for the years ended December 31, 2012 and 2013 (audited) and for the nine months ended September 30, 2013 and 2014 (unaudited)	F-6
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2012 and 2013 (audited) and the nine months ended September 30, 2013 and 2014 (unaudited)	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2013 (audited) and the nine months ended September 30, 2013 and 2014 (unaudited)	F-8
Notes to Consolidated Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

KORNIT DIGITAL LTD.

We have audited the accompanying consolidated balance sheets of Kornit Digital Ltd. and its subsidiaries (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United  States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2012 and 2013, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
December 9, 2014	A Member of Ernst & Young Global

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,		September 30,
	2012	2013	2014
			Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,663	$5,329	$4,273
Short-term bank deposits	2,055	2,635	542
Trade receivables, net	4,359	5,644	6,998
Other accounts receivable and prepaid expenses	1,203	1,708	1,648
Inventories	8,637	11,967	13,657

Total current assets	20,917	27,283	27,118

Severance pay fund	931	1,120	1,193
Property and equipment, net	2,236	2,653	3,256
Intangible assets, net	141	371	277
Other assets	182	200	252

Total long-term assets	3,490	4,344	4,978

Total assets	$24,407	$31,627	$32,096

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share amounts and per share data

	December 31,		September 30,	Pro forma Liabilities and Shareholders’ Equity as of September 30,
	2012	2013	2014	2014
			Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$4,379	$7,225	$5,192
Employees and payroll accruals	1,352	2,133	2,420
Deferred revenues and advances from customers	858	2,059	2,373
Other payables and accrued expenses	2,135	2,985	2,334

Total current liabilities	8,724	14,402	12,319	12,319

LONG-TERM LIABILITIES:
Accrued severance pay	1,365	1,551	1,912
Deferred taxes	7	66	66

Total long-term liabilities	1,372	1,617	1,978	1,978

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 4,020,280 shares at December 31, 2012 and 2013 and September 30, 2014 (unaudited); Issued and Outstanding: 1,366,310, 1,366,310 and 1,369,310 shares at December 31, 2012 and 2013 and September 30, 2014 (unaudited); 3,296,450 shares issued and outstanding pro forma (unaudited) at September 30, 2014	3	3	3	8
Preferred A-1 shares of NIS 0.01 par value – Authorized: 1,927,220 shares at December 31, 2012 and 2013 and September 30, 2014 (unaudited); Issued and Outstanding: 1,927,140 shares at December 31, 2012 and 2013 and September 30, 2014 (unaudited) ; 0 shares Issued and Outstanding pro forma (unaudited)	5	5	5	—
Accumulated other comprehensive income (loss)	—	37	(120)	(120)
Additional paid in capital	11,787	11,913	12,432	12,432
Retained earnings	2,516	3,650	5,479	5,479

Total shareholders’ equity	14,311	15,608	17,799	17,799

Total liabilities and shareholders’ equity	$24,407	$31,627	$32,096	$32,096

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			Unaudited

Revenues	$39,167	$49,395	$34,185	$47,495
Cost of revenues	22,741	27,953	19,652	26,855

Gross profit	16,426	21,442	14,533	20,640

Operating expenses:
Research and development	4,839	7,443	4,878	6,851
Selling and marketing	4,668	7,734	5,357	7,569
General and administrative	3,092	3,278	2,366	3,716

Total operating expenses	12,599	18,455	12,601	18,136

Operating income	3,827	2,987	1,932	2,504

Finance expenses, net	285	460	333	199

Income before taxes on income	3,542	2,527	1,599	2,305
Taxes on income	1,228	1,393	1,013	476

Net income	$2,314	$1,134	$586	$1,829

Basic net earnings per share	$1.69	$0.83	$0.43	$1.34

Diluted net earnings per share	$1.57	$0.75	$0.39	$1.18

Basic pro forma net earnings per ordinary share (unaudited)		$0.34		$0.56

Diluted pro forma net earnings per ordinary share (unaudited)		$0.33		$0.53
The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			Unaudited

Net income	$2,314	$1,134	$586	$1,829

Other comprehensive income:
Foreign currency translation adjustment	—	37	24	(157)

Net change in accumulated comprehensive income	—	37	24	(157)

Comprehensive income	$2,314	$1,171	$610	$1,672

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share amounts

	Preferred A-1 shares		Ordinary shares				Accumulated
Other comprehensive income	Number of shares outstanding	Amount	Number of shares outstanding	Amount		Additional paid in capital	other comprehensive income	Retained earnings	Total shareholders’ equity

Balance at December 31, 2011	1,927,140	5	1,366,310	3		11,710	—	202	11,920

Net income	—	—	—	—		—	—	2,314	2,314
Share-based compensation	—	—	—	—		77	—	—	77

Balance at December 31, 2012	1,927,140	5	1,366,310	3		11,787	—	2,516	14,311

Net income	—	—	—	—		—	—	1,134	1,134
Share-based compensation	—	—	—	—		126	—	—	126
Other comprehensive income	—	—	—	—		—	37	—	37

Balance at December 31, 2013	1,927,140	5	1,366,310	3		11,913	37	3,650	15,608

Net income	—	—	—	—		—	—	1,829	1,829
Exercise of options	—	—	3,000	(*	)	6	—	—	6
Share-based compensation	—	—	—	—		513	—	—	513
Other comprehensive income	—	—	—	—		—	(157)	—	(157)

Balance at September 30, 2014 (Unaudited)	1,927,140	5	1,369,310	3		12,432	(120)	5,479	17,799

(*)    Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			Unaudited
Cash flows used in operating activities:

Net income	$2,314	$1,134	$586	$1,829
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	786	1,168	891	1,004
Share-based compensation	77	126	92	513
Increase (decrease) in accrued severance pay, net	186	(3)	35	289
Changes in deferred income taxes, net	(27)	(42)	(51)	—
Increase in trade receivables, net	(1,082)	(1,229)	(62)	(1,541)
Decrease (increase) in other accounts receivable	383	(400)	(314)	55
Increase in inventories	(4,375)	(3,437)	(2,604)	(1,961)
Increase (decrease) in trade payables	(46)	2,806	1,548	(2,029)
Increase (decrease) in deferred revenues and advances from customers	(1,119)	1,170	1,538	374
Increase in employees and payroll accruals	660	779	375	302
Decrease (increase) in other assets	(74)	(15)	(60)	4
Increase (decrease) in other payables and accrued expenses	1,285	830	831	(720)
Interest on short-term bank deposit	(10)	(5)	(2)	(1)
Gain from sale of property and equipment	—	(35)	(22)	(5)
Foreign currency re-measurement gain (loss)	—	(109)	(62)	174

Net cash provided by (used in) operating activities	(1,042)	2,738	2,719	(1,713)

Cash flows used in investing activities:

Purchase of property and equipment	(1,076)	(1,248)	(796)	(1,407)
Purchase of intangible assets	—	(327)	(327)	—
Proceeds from (investment in) bank deposits, net	(2,045)	(575)	(578)	2,094
Proceeds from sale of property and equipment	—	47	47	6

Net cash provided by (used in) investing activities	(3,121)	(2,103)	(1,654)	693

Cash flows used in financing activities:

Payment of deferred issuance costs	—	—	—	(6)
Exercise of employee stock options	—	—	—	6

Net cash provided by financing activities	—	—	—	—

Foreign currency translation adjustments on cash and cash equivalents	—	31	29	(36)
Increase (decrease) in cash and cash equivalents	(4,163)	635	1,065	(1,020)
Cash and cash equivalents at the beginning of the year	8,826	4,663	4,663	5,329

Cash and cash equivalents at the end of the year	$4,663	$5,329	$5,757	$4,273

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$119	$903	$343	$1,658

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			Unaudited

(a) Non-cash investing activities:

Purchase of property and equipment on credit	$111	$37	$50	$52

Non-cash issuance expenses	—	—	—	56
Inventory transferred to be used as property and equipment	$380	$208	$208	$69

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 1:- GENERAL

a.    Kornit Digital Ltd. (the “Company”) was incorporated in 2002 under the laws of the State of Israel. The Company and its subsidiaries develop, design and market digital printing solutions for the global printed textile industry. The Company’s and its subsidiaries’ solutions are based on their proprietary digital textile printing systems, ink and other consumables, associated software and value added services.

b.    The Company has established wholly-owned subsidiaries in Israel, the United States, Germany and Hong-Kong. The Company’s subsidiaries are engaged primarily in sales, and marketing, except for the Israeli subsidiary which is engaged primarily in research and development and manufacturing.

c.    The Company depends on two major suppliers to supply certain components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in these suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and financial position.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

a.    Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

On an ongoing basis, the Company’s management evaluates estimates, including those related to fair value and useful life of intangible assets, tax assets and liabilities, fair values of stock-based awards, inventory write-offs, warranty provision, allowance for bad debt and provision for returns. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

b.    Financial statements in United States dollars:

A majority of the revenues of the Company and its subsidiaries are denominated in U.S. dollars (“dollar” or “dollars”). The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries, other than the Company’s German subsidiary, operate. Thus, the functional and reporting currency of the Company and its subsidiaries, other than the Company’s German subsidiary, is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters”. Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as financial income (expense) in the period in which the currency exchange rates change.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the Company’s subsidiary in Germany whose functional currency starting 2013 is the Euro all amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of income have been translated into the dollar using the exchange rate on the respective dates on which those elements are recognized. The resulting translation adjustments are reported as a component of accumulated other comprehensive income in shareholders’ equity.

c.    Unaudited interim financial information:

The accompanying consolidated balance sheet as of September 30, 2014, the consolidated statements of income and comprehensive income and cash flows for the nine months ended September 30, 2013 and 2014 and the shareholders’ equity for the nine months ended September 30, 2014 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2014 and results of operations and cash flows for the nine months ended September 30, 2013 and 2014. The financial data and the other information disclosed in these notes to the consolidated financial statements related to the nine month periods are unaudited. The results of the nine months ended September 30, 2014 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2014 or for any other interim period or for any other future year.

d.    Unaudited pro forma shareholders equity:

The Company’s board of directors has authorized the filing of a Registration Statement with the U.S. Securities and Exchange Commission to register the Company’s ordinary shares for sale to the public. Upon the closing of the Company’s proposed Initial Public Offering (the “IPO”), subject to satisfying the requirement of a Qualified IPO which is defined as an IPO that results in at least $30,000 of proceeds to the Company, all of the authorized, issued, and outstanding preferred shares of the Company will be automatically converted into ordinary shares. Unaudited pro forma shareholders’ equity as of September 30, 2014, as adjusted for the assumed conversion of such shares is disclosed in the balance sheet.

e.    Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions including profits from intercompany have been eliminated upon consolidation.

f.     Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at acquisition.

g.    Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months but less than one year from the date of acquisition. The deposits are presented at their cost including accrued interest.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.    Inventories:

Inventories are measured at the lower of cost or market value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Inventory write-down is measured as the difference between the cost of the inventory and market based upon assumptions about future demand, and is charged to the cost of sales.

Cost of inventories is determined as follows:

Raw and packing materials — on the basis of weighted average cost.

Finished goods — on the basis of average costs of materials, and other direct manufacturing cost.

Inventory write off have been provided to cover risks arising from dead and slow moving items, technological obsolescence and excess inventories according to revenue forecasts.

During the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 (unaudited) and 2014 (unaudited) the Company recorded in cost of revenues inventory write offs in a total amount of $129, $369, $298 (unaudited) and $53 (unaudited), respectively.

i.     Property and equipment:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and amortization and accumulated impairment losses. Depreciation and amortization is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Office furniture and equipment	7 – 20
Computer, peripheral equipment and software	33
Machinery and equipment	15
Leasehold improvements	(*)

(*)    Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

j.     Impairment of long lived assets and intangible assets subject to amortization:

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 (unaudited) and 2014 (unaudited) no impairment losses were recorded.

k.    Revenue recognition:

The Company generates revenues from the sale of its systems, inks and consumable products and from services to its products. The Company generates revenues from sale of its products directly to end-users and indirectly through independent distributors.

Revenues from printer sales are recognized in accordance with ASC No. 605, “Revenue Recognition” upon installation, provided that the collection of the resulting receivable is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable.

Revenues from selling these products to independent distributors are deferred until the Company’s products are installed in the customers’ premises by the Company’s service and support teams, provided that all other revenue recognition criteria are met. Revenues from selling products to independent distributors who install these systems are recognized upon delivery, provided that all other revenue recognition criteria are met.

In respect of sale of products, installation of the systems and training, the Company considers the element in the arrangement to be a single unit of accounting. In accordance with ASC 605, the Company has concluded that its arrangements are generally consistent with the indicators suggesting that installation and training are essential to the functionality of the systems. Therefore, the Company recognizes revenue for the systems only upon installation and training when installation and training are the Company’s responsibility. When the installation and training are not being performed by the Company, the Company would recognize the revenues upon delivery in accordance with the agreed-upon delivery terms once all other revenue recognition criteria have been met.

The Company considers all arrangements with payment terms extending beyond the standard payment terms not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

Revenues from ink and other consumable products are generally recognized upon shipment assuming all other revenue recognition criteria have been met.

Although, in general, the Company does not grant rights of return, there are certain instances where such rights are granted. The Company maintains a provision for returns in accordance with ASC 605, which is estimated, based primarily on historical experience as well as management judgment, and is recorded as reduction in revenue. Such provision amounted to $282, $84 and $152 (unaudited) as of December 31, 2012 and 2013, and as of September 30, 2014 (unaudited), respectively.

Deferred revenue includes amounts received from customers for which revenue has not yet been recognized.

In cases where the Company trades in old systems as part of sales of new systems, the fair value of the old systems is recorded as inventory, provided that such value can be determined.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.     Shipping and Handling:

Shipping and handling fees charged to the Company’s customers are recognized as revenue in the period shipped and the related costs for providing these services are recorded as a cost of revenues. Revenues from shipping in the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 (unaudited) and 2014 (unaudited) were $617, $681, $501 (unaudited) and $690 (unaudited), respectively.

m.   Cost of revenues:

Cost of revenues is comprised mainly of cost of printers and ink production, employees’ salaries and related costs, allocated overhead expenses, import taxes and royalties.

n.    Warranty costs:

The Company generally provides a one year warranty for all of its systems. A provision is recorded for estimated warranty costs at the time revenues are recognized based on historical warranty costs and management’s estimates. Factors that affect the Company’s warranty liability include the number of machines, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts thereof as necessary.

The followings are the changes in the liability for product warranty from January 1, 2012 to December 31, 2013:

Balance at January 1, 2013	356

Provision for warranties issued during the year	906
Reduction for payments and costs to satisfy claims	(791)

Balance at December 31, 2013	471

Provision for warranties issued during the nine months period	926
Reduction for payments and costs to satisfy claims	(833)

Balance at September 30, 2014 (Unaudited)	564

o.    Research and development expenses:

Research and development expenses are charged to the statement of income, as incurred.

p.    Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation — Stock Compensation” that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company selected the binomial option pricing model as the most appropriate fair value method for its share-based compensation awards with the following assumptions for the years ended December 31, 2012 and 2013 and nine months ended September 30, 2013 (unaudited) and 2014 (unaudited):

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			Unaudited

Suboptimal exercise multiple	3.0 – 3.5	3.0 – 10.0	3.0 – 10.0	3.5 – 4.0
Risk free interest rate	0.1% – 1.8%	0.1% – 2.5%	0.1% – 2.5%	0.1% – 3%
Volatility	55% – 71%	55%	55%	50
Dividend yield	0%	0%	0%	0%

The expected volatility is based on volatility of similar companies whose share prices are publicly available over an historical period equivalent to the option’s expected term. The computation of the suboptimal exercise multiple based on empirical studies, the early exercise factor of public companies is approximately 100% for employees and 150% for managers. The early exercise factor of grantees in private companies is expected to be higher due to the lack of marketability that leads to longer exercise period of the options. The forfeiture rates are based the activity status of the options granted between the years 2004 and 2014. The interest rate for period within the contractual life of the award is based on the U.S. Treasury Bills yield curve in effect at the time of grant. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

The following table sets forth the total share based expense included in the consolidated statements of income, for the years ended December 31, 2012 and 2013 and nine months ended September 30, 2013 (unaudited) and 2014 (unaudited):

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			Unaudited

Cost of revenues	$10	$11	$8	$59
Research and development	13	21	14	43
Sales and marketing	36	66	50	122
General and administrative	18	28	20	289

Total share-based compensation expense	$77	$126	$92	$513

q.    Advertising

Advertising costs are charged to operations as incurred and were $206, $501, $303 (unaudited) and $350 (unaudited), for the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 (unaudited) and 2014 (unaudited), respectively.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.     Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes”. This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalty, if any related to unrecognized tax benefits in its taxes on income.

s.    Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits and trade receivables.

The majority of the Company’s and its subsidiaries’ cash and cash equivalents and bank deposits are invested in major banks in Israel. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a lower risk.

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees. In the years ended December 31, 2012 and 2013 and for the period of nine months periods ended September 30, 2013 (unaudited) and 2014 (unaudited), the Company has not experienced any significant write offs.

t.     Severance pay:

The majority of the Company’s employees in Israel have subscribed to Section 14 of Israel’s Severance Pay Law, 5723-1963 (“Section 14”). Pursuant to Section 14, the Company’s employees, covered by this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

severance liabilities in respect of those employees. Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Company’s balance sheet.

With regards to employees in Israel that are not subject to Section 14, the Company’s liability for severance pay is calculated pursuant to the Severance Pay Law, based on the most recent salary of the relevant employees multiplied by the number of years of employment as of the balance sheet date. These employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and an accrual. The value of these deposits is recorded as an asset on the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Severance Pay Law or labor agreements.

Severance pay expenses for the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 (unaudited) and 2014 (unaudited) were $569,  $620, $511 (unaudited) and $821 (unaudited), respectively.

u.    Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, short term deposits, trade receivables, trade and other accounts payable and accrued expenses. Due to the short-term nature of such financial instruments, their fair value approximates their carrying value.

v.    Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, “Comprehensive Income.” This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its only item of other comprehensive income relates to foreign currency translation differences.

w.   Basic and diluted net income per share:

Basic net income per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted net income per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with ASC No. 260, “Earnings Per Share”.

For the year ended December 31, 2012, 21,000 outstanding options have been excluded from the calculation of the diluted net income per share since their effect was anti-dilutive. For the year ended December 31, 2013 and nine months ended September 30, 2013 all outstanding options have been included at the calculation of the diluted earnings per share since their effect was dilutive respectively.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the nine months ended September 30, 2014, 20,991 outstanding options have been excluded from the calculation of diluted net income per share since their effect was anti-dilutive.

Basic and diluted pro forma net income per share (unaudited), as presented in the statements of income and comprehensive income, has been calculated as described above and also gives effect to the automatic conversion of all series of preferred shares that will occur upon closing of the IPO.

Impact of recently issued accounting standard not yet adopted:

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) “Revenue from Contracts with Customers.” ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,		September 30,
	2012	2013	2014
			Unaudited

Government authorities	$669	$1,102	$894
Prepaid expenses	307	382	384
Deferred tax assets	34	135	135
Other	193	89	235

	$1,203	$1,708	$1,648

NOTE 4:- INVENTORIES

	December 31,		September 30,
	2012	2013	2014
			Unaudited

Raw materials and components	$4,042	$5,813	$6,280
Finished products (*)	4,595	6,154	7,377

	$8,637	$11,967	$13,657

(*)    Includes amounts of $ 393, $ 897 and $650 (unaudited) for the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2014 (unaudited), respectively, with respect to inventory delivered to customers but for which revenue criteria have not been met yet.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 5:- PROPERTY AND EQUIPMENT, NET

	December 31,		September 30,
	2012	2013	2014
			Unaudited
Computer, peripheral equipment and software	$725	$966	$1,143
Office furniture and equipment	480	508	595
Machinery and equipment	2,518	3,264	4,096
Leasehold improvements	947	1,280	1,630

	$4,670	$6,018	$7,464

Accumulated depreciation and amortization	(2,434)	(3,365)	(4,208)

Property and equipment, net	$2,236	$2,653	$3,256

Depreciation expense for the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 (unaudited) and 2014 (unaudited) was $750, $1,071, $826 (unaudited) and $910 (unaudited), respectively.

During the years ended 2012 and 2013 and the nine months ended September 30, 2014 (unaudited), the Company recorded a reduction of $0, $140 and $67 (unaudited), respectively, to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

NOTE 6:- INTANGIBLE ASSETS, NET

On May 24, 2010, the Company entered into a license agreement with a third party (the “agreement”). According to the agreement, the third party granted the Company a license to use its printer technology including, among others, copying, manufacturing, distributing, marketing, engineering, further development and development of related products (the “license”) in order to allow the Company to develop a new version of a printer (the “new product”). The Company owns all the rights to the new product (as well as all the respective intellectual property rights) and the third party has no rights thereto. The license is non-cancelable. According to the agreement, the Company is obligated to pay royalties on sales of the new product up to the ceiling fixed in the agreement.

On April 22, 2013, the Company signed an amendment to the agreement pursuant to which the Company paid $327 and shall no longer have any obligations or undertakings to make any future payments to the third party.

	Weighted average amortization	December 31,		September 30,
	period	2012	2013	2014
	(years)			Unaudited

Cost:
Acquired technology	4.86	$239	$566	$566

Accumulated amortization:
Acquired technology		98	195	289

Intangible assets, net		$141	$371	$277

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 6:- INTANGIBLE ASSETS, NET (Cont.)

Amortization expenses for the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 (unaudited) and 2014 (unaudited) were $36, $97, $65 (unaudited) and $94 (unaudited), respectively.

Future amortization expenses for the years ending:

December 31,

2014	$126
2015	126
2016	119

Total	$371

NOTE 7:- OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,		September 30,
	2012	2013	2014
			Unaudited

Government authorities	$1,008	$1,725	$559
Warranty provision	356	471	564
Accrued expenses	771	789	1,211

	$2,135	$2,985	$2,334

NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES

a.    Lease commitments:

The Company leases facilities and vehicles under operating leases that expire on various dates through 2018. Aggregate minimum lease and rental payments under non-cancelable operating leases as of December 31, 2013, are (in the aggregate) and for each succeeding fiscal year below:

2014	$1,197
2015	1,053
2016	714
2017	196
2018	49

$3,209

Total rent expenses for the years ended December 31, 2012 and 2013 and for the nine month periods ended September 30, 2013 (unaudited) and 2014 (unaudited) were $891,$1,080, $800 (unaudited) and $1,070 (unaudited) respectively.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.    Charges:

During 2012, the Company obtained credit lines of $2,000 from two Israeli banks. The Company is obligated to maintain financial covenants as defined in the agreements governing the credit lines. As of the date of these financial statements, the Company satisfied the financial covenants.

c.    Purchase commitments:

The Company estimates that at December 31, 2013, it had $2,932 of purchase commitments to its vendors for inventory.

d.    Litigation:

From time to time, the Company is party to various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

e.    Royalty Commitments:

1.    Under the Company’s agreement for purchasing print heads and other products, which was amended in 2014, the Company is obligated to pay royalties at a rate of 2.5% of ink revenues up to $25,000 of the Company’s annual ink revenues.

Royalties expenses for the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 (unaudited) and 2014 (unaudited) were $648, $563, $444 (unaudited) and $412 (unaudited) respectively.

2.    The Company received research and development grants from the Office of the Chief Scientist (the “OCS”). In consideration for the research and development grants received from the OCS, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. The royalty rate is 3.5%. If the Company does not generate sales of products developed with funds provided by the OCS, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable from the time of commencement of sales of all of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, and bears interest at the LIBOR rate.

The total research and development grants that the Company has received from the OCS as of December 31, 2013 were $ 168. The accumulated interest as of December 31, 2013 was $ 6. The Company’s total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $ 174 as of December 31, 2013.

As of September 30, 2014, no revenues had been generated under this project, therefore no royalties had been paid or accrued.

e.    Guarantees:

As of December 31, 2013, the Company provided two bank guarantees of $ 231 in the aggregate for its rented facilities.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 9:- SHAREHOLDERS’ EQUITY

a.    Company’s shares:

Ordinary shares:

Any ordinary share confers equal rights to dividends and bonus shares, and to participate in the distribution of surplus assets upon liquidation in proportion to the par value of each share regardless of any premium paid thereon, all subject to the provisions of the Company’s articles of association. Each ordinary share confers its holder the right to participate in the general meeting of the Company and one vote in the voting.

Preferred A-1 shares:

Preferred A-1 shares confer their holders preferences related to the distribution of Company’s assets in events of liquidation, merger, re-organization, sale of the Company or its assets.

Each share of Series A-1 Preferred automatically converts into Ordinary Shares at the then effective Series A-1 Conversion Price immediately upon or in connection with (1) the affirmative vote of the holders of a majority of the outstanding Series A-1 Preferred, or (2) the consummation of a Qualified IPO.

b.    Stock option plan:

A summary of the Company’s stock option activity, and related information is as follows:

	Number of shares upon exercise	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of January 1, 2013	192,350	$5.21	5.26	$1,947
Granted	3,250	$6.61	—	—
Forfeited	(10,000)	$4.71	—	—

Outstanding as of December 31, 2013	185,600	$5.26	4.31	$3,988

Granted	151,332	$13.37	—	—
Exercise	(3,000)	$2.33	—	—

Outstanding as of September 30, 2014	333,932	$8.96	5.11	$10,812

Exercisable as of December 31, 2013	123,725	$4.95	3.88	$2,697
Vested and Expected to Vest December 31, 2013	174,534	$5.19	4.25	$3,763

Exercisable as of September 30, 2014	148,975	$5.16	3.42	$5,389
Vested and Expected to Vest September 30, 2014	291,874	$8.45	4.95	$9,600

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

c.    As of December 31, 2013, $244 unrecognized compensation cost related to stock options is expected to be recognized over a weighted average vesting period of 2.13 years.

As of September 30, 2014 $3,154 (unaudited) unrecognized compensation cost related to stock options is expected to be recognized over a weighted average vesting period of 3.34 years (unaudited).

d.    The options outstanding have been classified by exercise price, as follows:

	Options outstanding at December 31, 2013			Options exercisable at December 31, 2013
Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

2.33	30,750	2.33	3.31	30,750	2.33	3.31
4 – 5	63,690	4.22	4.67	27,440	4.26	4.13
6 – 7.5	68,660	6.49	3.96	63,035	6.40	3.97
8.3 – 10.5	22,500	8.45	5.74	2,500	8.30	5.68

	185,600			123,725

	Options outstanding at September 30, 2014			Options exercisable at September 30, 2014
Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

2.33	27,750	2.33	2.57	27,750	2.33	2.57
4 – 5	63,690	4.22	3.92	45,565	4.23	3.76
6 – 7.5	68,660	6.49	3.22	63,035	6.39	3.22
8.3 – 10.5	53,500	9.64	5.72	12,625	8.56	5.06
13.54 – 14.23	120,332	14.11	7.13	—	—	—

	333,932			148,975

In October and November 2014, the Board of directors approved options grants to purchase 21,657 (unaudited) and 37,863 (unaudited) shares, respectively, at an exercise price per share of $13.54 (unaudited).

e.    The Company’s Board approved option plans pursuant to which the Company is authorized to issue to employees, directors and officers of the Company and its subsidiaries (the “optionees”) options to

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

purchase ordinary shares of NIS 0.01 par value each. Under the plans, options generally vest in portions as follows: 50% of total options are exercisable two years after the date determined for each optionee, a further 25% three years after the date determined for each optionee and a 25% four years after the date determined for each optionee. Options that have vested are exercisable for 7 years from the grant date of the options to each employee.

Pursuant to the option plans, the Company reserved for issuance 219,590 ordinary shares. As of December 31, 2013, an aggregate of 33,990 ordinary shares were available for future grants. On July 10, 2014, the Board of Directors approved an increase in the ordinary shares reserved for issuance to 402,149 (unaudited) ordinary shares. As of September 30, 2014, an aggregate of 68,217 (unaudited) ordinary shares were available for future grants.

NOTE 10:- EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			Unaudited

Numerator for basic and diluted net earnings per share:

Net income	$2,314	$1,134	$586	$1,829

Weighted average shares outstanding, net of treasury stock:

Denominator for basic net earnings per share	1,366,310	1,366,310	1,366,310	1,368,565
Effect of dilutive securities:
Employee stock options	106,211	141,380	140,362	178,448

Denominator for diluted net earnings per share	1,472,521	1,507,690	1,506,672	1,547,013

Basic net earnings per share	$1.69	$0.83	$0.43	$1.34

Diluted net earnings per share	$1.57	$0.75	$0.39	$1.18

NOTE 11:- TAXES ON INCOME

a.    Tax rates:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2012 and 2013– 25%. Commencing January 1, 2014, the Israeli corporate tax rate was increased to 26.5%.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 11:- TAXES ON INCOME (Cont.)

b.    Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

The Company’s production facilities in Israel have been granted “Beneficiary Enterprise” status under the Law. The Companies have been granted the “Alternative Benefit Track” under which the main benefits are a tax exemption for undistributed income and a reduced tax rate.

The duration of tax benefits is subject to a limitation of the earlier of 12 years from commencement of production, or 14 years from the approval date. The Companies began to utilize such tax benefits in 2010.

The entitlement to the above benefits is conditional upon the Company and its subsidiary fulfilling the conditions stipulated by the Law and regulations published. In the event of failure to comply with these conditions, the benefits may be partially or fully canceled and the Company or its subsidiary may be required to refund the amount of the benefits, in whole or in part, plus a consumer price index linkage adjustments and including interest.

Income from sources other than the “Beneficiary Enterprise” are subject to the tax at the regular rate.

In the event of distribution of dividends from the above mentioned tax-exempt income, the amount distributed will be subject to the same reduced corporate tax rate that would have been applied to the Beneficiary Enterprise’s income.

In addition tax-exempt income attributed to Benefiting Enterprise, will subject the Company to taxes upon distribution in any manner including complete liquidation.

The Company does not intend to distribute any amounts of its undistributed tax-exempt income as dividend. The Company intends to reinvest its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Beneficiary Enterprise programs as the undistributed tax exempt income is essentially permanent by reinvestment.

As of December 31, 2013, tax-exempt income of $22,600 is attributable to the Company’s and its subsidiary’s various Beneficiary Enterprise programs. If such tax exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and $5,655 would be incurred as of December 31, 2013.

A January 2011 amendment to the Law sets alternative benefit tracks to those previously in place, as follows: an investment grants track designed for enterprises located in national development zone A and two new tax benefits tracks (“Preferred Enterprise” and “Special Preferred Enterprise”), which provide for application of a unified tax rate to all preferred income of the company, as defined in the Law.

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Law) effective as of January 1, 2011 and thereafter. A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership that: (a) was registered under the Partnerships Ordinance; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities, which, among other things, has Preferred Enterprise status and are controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 11:- TAXES ON INCOME (Cont.)

to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013 and will increase to 16% and 9% in 2014 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% (20% from 2014) or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Law as amended in 2011. The Company has examined the possible effect, of these provisions of the 2011 Amendment on its financial statements and has decided, not to opt to apply the new benefits under the 2011 Amendment for the Israeli parent company and for its Israeli subsidiary it elected to apply the benefit under the 2011 Amendment.

Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

The Israeli Companies are an “Industrial Company” as defined by the Israeli Law for the Encouragement of Industry (Taxation), 1969, and, as such, are entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

c.    Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

Taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. The Company’s board of directors has determined that the Company does not currently intend to distribute any amounts of its undistributed earnings as dividend. The Company intends to reinvest these earnings indefinitely in the foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2013 was $1,072.

d.    Final tax assessments:

The Company and its Israeli subsidiary received final tax assessments through 2008.

The U.S subsidiary received final tax assessment through 2009 and the German and the Hong Kong Subsidiaries have not received a final tax assessment since inception.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 11:- TAXES ON INCOME (Cont.)

e.    Carryforward losses:

Carryforward operating tax losses of the Company’s Israeli subsidiary amounted to $ 9,447 as of December 31, 2013 and may be used indefinitely.

f.     Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s and its subsidiaries’ deferred tax liabilities and assets are as follows:

	December 31,
	2012	2013

Carryforward tax losses	$539	$1,511
Temporary differences	738	1,558

Deferred tax assets before valuation allowance	1,277	3,069
Valuation allowance	(1,243)	(2,934)

Net deferred tax asset	34	135

Deferred tax liability	7	66

Net deferred tax assets	$27	$69

The net change in the valuation allowance was mainly due to increase of operating tax losses and other temporary items for which a valuation allowance was provided.

	December 31,
	2012	2013

Foreign:
Current deferred tax asset	34	135
Non-current deferred tax liability	(7)	(66)

	27	69

	$27	$69

Current deferred tax asset is included within other current assets and prepaid expenses in the balance sheets.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 11:- TAXES ON INCOME (Cont.)

g.    Taxes on income are comprised as follows:

	Year ended December 31,
	2012	2013

Current taxes	$1,255	$1,435
Deferred taxes	(27)	(42)

	$1,228	$1,393

Domestic	$1,047	$1,012
Foreign	181	381

	$1,228	$1,393

	Year ended December 31,
	2012	2013
Domestic taxes:

Current taxes	$1,047	$1,012

	1,047	1,012
Foreign taxes:

Current taxes	208	423
Deferred taxes	(27)	(42)

	181	381

Taxes on income	$1,228	$1,393

h.    Uncertain tax positions:

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	Year ended December 31,
	2012	2013

Beginning of year	$—	$556
Additions for current year tax positions	556	519

Balance at December 31	$556	$1,075

The Company’s Israeli tax returns have been examined for all years including and prior to fiscal 2009, and the Company is no longer subject to audit for these periods.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 11:- TAXES ON INCOME (Cont.)

The Company’s U.S subsidiary files U.S. federal income tax returns. Tax returns have been examined for all years prior to fiscal 2010, and the Company’s U.S subsidiary is no longer subject to audit for these periods.

As of December 31, 2013, the entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

During the years ended December 31, 2012 and 2013, an amount of $0 and $75, respectively, was add to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years’ uncertain tax positions. As of December 31, 2012 and 2013, the Company had accrued interest liability related to uncertain tax positions in the amounts of $0 and $33 respectively, which is included within income tax accrual on the balance sheets.

Exchange rate differences are recorded within financial income, net, while interest is recorded within income tax expense.

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlement. The final tax outcome of its tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income in the period in which such determination is made.

i.     A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2012	2013

Income before taxes, as reported in the consolidated statements of income	$3,542	$2,527

Theoretical tax expense on the above amount at the Israeli statutory tax rate	$886	$632
Tax adjustment in respect of different tax rate of foreign subsidiary	11	98
Non-deductible expenses and other permanent differences	63	79
Deferred taxes on losses and other temporary differences for which valuation allowance was provided, net	1,243	1,691
Stock compensation relating to stock options per ASC No. 718	48	44
Benefiticiary enterprise benefits (*)	(1,120)	(1,157)
Other	97	6

Actual tax expense	$1,228	$1,393

(*) Basic earnings per share amounts of the benefit resulting from the “Beneficiary Enterprise” status	0.82	0.85

Diluted earnings per share amounts of the benefit resulting from the “Beneficiary Enterprise” status	0.76	0.77

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 12:- GEOGRAPHIC INFOROMATION

a.    Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues and long-lived assets for the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 (unaudited) and 2014 (unaudited).

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			Unaudited
Revenues from sales to customers located at:

United States	$16,886	$22,022	$14,877	$22,898
America (non-U.S.)	5,230	5,732	4,596	2,778
EMEA	11,921	14,311	9,470	13,935
Asia Pacific – other	5,130	7,330	5,242	7,884

	$39,167	$49,395	$34,185	$47,495

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			Unaudited
Long-lived assets, by geographic region:

United States	$64	$217	$134	$318
Israel	1,964	2,181	2,059	2,742
Germany	112	156	154	145
Hong Kong	96	99	95	51

	$2,236	$2,653	$2,442	$3,256

b.    Major Distributors data as a percentage of total revenues:

The following table sets forth the Distributors that represented 10% or more of the Company’s total revenues in each of the periods set forth below.

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			Unaudited

Customer A	17%	20%	20%	24%
Customer B	13%	13%	11%	16%

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share amounts and per share data

NOTE 13:- SELECTED STATEMENTS OF INCOME DATA

a.    Financial income, net:

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			Unaudited
Financial income:

Interest on bank deposits and other	$60	$19	$17	$8
Foreign currency translation differences	—	425	250	780

	60	444	267	788
Financial expenses:

Bank charges	(189)	(117)	(108)	(144)
Foreign currency translation differences	(156)	(787)	(492)	(843)

Total Financial expenses:	$285	$460	$333	$199

NOTE 14:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Our policy is to enter into transactions with related parties on terms that, on the whole, are no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

Fortissimo

Fortissimo is the controlling shareholder of the Company. Pursuant to a management fee agreement between the Company and Fortissimo, the Company is required to pay Fortissimo an annual fee of $120 plus an amount equal to 5% of the Company’s net income, as defined in the management services agreement, up to a maximum of $250 per year. During the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 (unaudited) and 2014 (unaudited) the Company recorded an expense of $175, $120, $90 (unaudited) and $139 (unaudited) respectively, in respect of payments to Fortissimo.

The agreement may be terminated when our board of directors includes less than two directors appointed by Fortissimo, and the agreement terminates automatically in the event that Fortissimo holds less than 15% of our issued share capital.

NOTE 15:- SUBSEQUENT EVENT

In November 2014, the Company entered into an additional credit line agreement with an Israeli bank for an amount of $2.0 million. The credit line will bear interest at a rate of 2.2%, and the Company is obligated to maintain financial covenants as defined in the agreement governing the credit line.

- - - - - - - - - - - - -

Through and including                    , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Shares

Kornit Digital Ltd.

Ordinary Shares

_____________________

PROSPECTUS

_____________________

, 2015

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees.

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association to be effective upon the closing of this offering include such a provision. A company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•   financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•   reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

•   reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, if and to the extent provided in the company’s articles of association:

•   a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•   a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

•   a financial liability imposed on the office holder in favor of a third party.

Under the Israeli Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•   a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•   a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•   an act or omission committed with intent to derive illegal personal benefit; or

•   a fine or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “Management —Approval of Related Party Transactions under Israeli Law.”

Our amended and restated articles of association to be effective upon completion of this offering will permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Israeli Companies Law.

We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law. In addition, we have entered into agreements with each of our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our amended and restated articles of association to be effective upon completion of this offering and the Israeli Companies Law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance.

Insofar as the indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling the registrant, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Set forth below are the sales of all securities of the registrant sold by the registrant within the past three years (i.e., since January 1, 2011, up to the date of this registration statement) which were not registered under the Securities Act:

•   In July 2011, we issued 602,230 Series A-1 preferred shares for $5,000,000 to Fortissimo Capital.

The sales of the above securities were deemed to be exempt from registration under the Securities Act because they were made outside of the United States to certain non-U.S. individuals or entities pursuant to Regulation S or, in reliance upon the exemption from registration provided under Section 4(a)(2) of the Securities Act and the regulations promulgated thereunder.
•   We granted share options to employees, directors and consultants under our 2012 Plan and 2004 Plan covering an aggregate of 517,282 ordinary shares, with exercise prices ranging from $0.01 to $14.23 per share. As of the date of this registration statement, 64,310 of these options have been forfeited and cancelled without being exercised.

We claimed exemption from registration under the Securities Act for these option grants described above under Section 4(a)(2), Regulation S, or under Rule 701 of the Securities Act as transactions pursuant to written compensatory plans or pursuant to a written contract relating to compensation.

No underwriters were employed in connection with the securities issuances set forth in this Item 7.

Item 8. Exhibits and Financial Statement Schedules.

(a) The Exhibit Index is hereby incorporated herein by reference.

(b) Financial Statement Schedules.

All Financial Statement Schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Registrant’s consolidated financial statements and related notes thereto.

Item 9. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

1. To provide the underwriters specified in the Underwriting Agreement, at the closing, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

2. That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

3. That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rosh Ha-Ayin, Israel on this        day of              , 2015.

KORNIT DIGITAL LTD.

By:
Name: Gabi Seligsohn
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTED, that each director and officer of Kornit Digital Ltd. whose signature appears below hereby appoints Gabi Seligsohn and Guy Avidan, and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on                            , 2015 in the capacities indicated:

Signature and Name	Title

Gabi Seligsohn	Chief Executive Officer (principal executive officer)

Guy Avidan	Chief Financial Officer (principal financial officer and principal accounting officer)

Yuval Cohen	Chairman of the Board of Directors

Ofer Ben-Zur	Director

Marc Lesnick	Director

Eli Blatt	Director

Yoav Hineman	Director

Moshe Nur	Director

Joshua Maor	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in Mequon, Wisconsin, on                      , 2015.

KORNIT DIGITAL NORTH AMERICA INC.

By:
Name:
Title:

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement by and among Kornit Digital Ltd. and the underwriters named therein*
3.1	Articles of Association of the Registrant*
3.2	Form of Amended and Restated Articles of Association of the Registrant, to be effective upon closing of this offering*
4.1	Specimen Share Certificate*
5.1	Opinion of Meitar Liquornik Geva Leshem Tal, Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent)*
10.1	2004 Share Option Plan*
10.2	2012 Share Incentive Plan*
10.3	Form of indemnification agreement by and between Kornit Digital Ltd. and each of its directors and executive officers*
10.4	Sales Representative Agreement, dated April 1, 2014, between the Registrant and Hirsch International Corporation*†
10.5	Amended and Restated Original Equipment Manufacturer Agreement, dated , between the Registrant and Spectra Printing, a division of FujiFilm Dimatix, Inc.*†
10.6	Supplier Agreement, dated November 19, 2014, between the Registrant and I.T.S. Industrial Technologic Solutions, Ltd.*∞†
10.7	Amended and Restated Investors’ Rights Agreement, dated , by and among the Registrant and the other parties thereto.*
10.8	Management Services Agreement, dated August 11, 2011, by and between the Registrant and Fortissimo Capital Fund II (Israel) L.P.*
10.9	Lease Agreement, dated March 25, 2010, by and between the Registrant and Benvenisti Engineering Ltd.∞*
10.10	Addendum to Lease Agreement, dated November 21, 2011 by and between the Registrant and Benvenisti Engineering Ltd.∞*
21.1	List of subsidiaries of the Registrant*
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm*
23.2	Consent of Meitar Liquornik Geva Leshem Tal (included in Exhibit 5.1)*
24.1	Power of Attorney (included in signature pages of Registration Statement)*

____________________

*     To be filed by amendment.

†    Confidential treatment requested.

∞    English summary of original Hebrew document.